As Confidentially Submitted to the U.S. Securities and Exchange Commission on September 22, 2025

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

20/20 BIOLABS, INC.

(Exact name of registrant as specified in its charter)

Delaware	8734	57-2272107
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

15810 Gaither Road, Suite 235

Gaithersburg, MD 20877

240-453-6339

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jonathan Cohen

Chief Executive Officer

15810 Gaither Road, Suite 235

Gaithersburg, MD 20877

240-453-6339

Copies to:

Louis A. Bevilacqua, Esq.

Bevilacqua PLLC

1050 Connecticut Avenue, NW, Suite 500

Washington, DC 20036

(202) 869-0888

(Names, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED SEPTEMBER 22, 2025

20/20 Biolabs, Inc.

Shares

Common Stock

This prospectus relates to the registration for resale of up to                  shares of our common stock by certain selling stockholders identified in this prospectus in connection with our direct listing on The Nasdaq Stock Market LLC, or Nasdaq. Unlike an initial public offering, the resale by the selling stockholders is not being underwritten by any investment bank. The selling stockholders may, or may not, elect to sell their shares of common stock covered by this prospectus as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on Nasdaq at prevailing market prices. We will not be involved in the price setting process. For more information, see the section titled “Plan of Distribution.” If the selling stockholders choose to sell their shares of common stock, we will not receive any proceeds from the sale of such shares.

Currently, there is no public market for our common stock. We have applied to list our common stock on the Nasdaq Capital Market under the symbol “ ”. No assurance can be given that our application will be approved. If our application is not approved or we otherwise determine that we will not be able to secure the listing of our common stock on Nasdaq, we will terminate this direct listing. The price of our common stock in prior private transactions may have little or no relation to the opening price and subsequent public price of our common stock on Nasdaq. Further, the listing of our common stock on Nasdaq without a firm-commitment underwritten offering is a novel method for commencing public trading in shares of our common stock, and consequently, the trading volume and price of our common stock may be more volatile than if our common stock was initially listed in connection with an initial public offering underwritten on a firm-commitment basis.

On the day that our common stock is initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative current reference price (as defined below) on the basis of such accepted orders. The current reference price is calculated each second and, during a 10-minute “display only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “display only” period, a “pre-launch” period begins, during which Maxim Group LLC, or Maxim, in its capacity as our financial advisor, must notify Nasdaq that our shares are “ready to trade.” Once Maxim has notified Nasdaq that our shares of common stock are ready to trade, Nasdaq will confirm the current reference price for our common stock, in accordance with Nasdaq rules. If Maxim then approves proceeding at the current reference price, the applicable orders that have been entered will be executed at such price and the regular trading of our common stock on Nasdaq will commence, subject to Nasdaq conducting validation checks in accordance with Nasdaq rules. Under Nasdaq rules, the “current reference price” means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by Nasdaq in consultation with Maxim in its capacity as our financial advisor. In the event that more than one price exists under (iii), Maxim will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder. Neither we nor the selling stockholders will be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will we or they control or influence Maxim in carrying out its role as a financial adviser. Maxim will determine when our shares of common stock are ready to trade and approve proceeding at the current reference price primarily based on considerations of volume, timing and price. In particular, Maxim will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the current reference price. For more information, see “Plan of Distribution.”

We will keep this prospectus effective until the earlier of the date on which (i) all of the securities may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, without the requirement for us to be in compliance with the current public information under Rule 144 or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company” and “Risk Factors—Risks Related to Ownership of Our Common Stock.”

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the material risks of investing in our securities under the heading “Risk Factors” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated               , 2025

You should rely only on the information that we have provided in this prospectus and any related free writing prospectus that we may authorize to be provided to you. We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or any related free writing prospectus that we may authorize to be provided to you. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus or any related free writing prospectus is accurate only as of the date on the front of this prospectus or any such related free writing prospectus, regardless of the time of delivery of this prospectus or any related free writing prospectus, or any sale of a security.

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INDUSTRY AND MARKET DATA

We are responsible for the disclosure in this prospectus. However, this prospectus includes industry data that we obtained from market research, publicly available information and industry publications. We did not fund and are not otherwise affiliated with any of the sources cited in this prospectus. The market research, publicly available information and industry publications that we use generally state that the information contained therein has been obtained from sources believed to be reliable. The information therein represents the most recently available data from the relevant sources and publications and we believe remains reliable. However, this data involves a number of assumptions and limitations regarding our industry which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” Forward-looking information obtained from these sources is also subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our securities. You should carefully read the entire prospectus, including the risks associated with an investment in our company discussed in the “Risk Factors” section of this prospectus, before making an investment decision. Some of the statements in this prospectus are forward-looking statements. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Unless otherwise indicated by the context, reference in this prospectus to “we,” “us,” “our,” “our company” and similar references are to 20/20 Biolabs, Inc.

Our Company

Overview

We develop and commercialize AI-powered, laboratory-based blood tests for the early detection and prevention of cancers and chronic diseases.

We offer two families of lab tests, both under our OneTest brand: (i) OneTest for Cancer, a multi-cancer early detection, or MCED, blood test which has been our primary commercial focus and source of revenues since we wound down our COVID-19 testing business, and (ii) OneTest for Longevity, which measures inflammatory biomarkers, that we expect to launch in the second half of 2025. Both tests are run in our CAP (College of American Pathologists) accredited, CLIA (Clinical Laboratory Improvement Amendments) licensed laboratory in Gaithersburg, MD. That laboratory also hosts our Clinical Laboratory Innovation Accelerator, or CLIAx, which we believe is the country’s first shared CLIA laboratory for overseas diagnostics start-ups seeking to launch novel lab tests in the U.S. without the expense of establishing and operating their own, independent lab.

As noted above, during the COVID-19 pandemic, we also provided COVID-19 viral testing using polymerase chain reaction, or PCR, analytical equipment in our clinical laboratory. Our legacy business also includes a pioneering field test kit for screening suspicious powders for bioterror agents known as BioCheck.

As of the date of this prospectus, we generate revenue from three sources: OneTest for Cancer (primarily as a lab test in the U.S. but we also license our algorithms to overseas labs), BioCheck and from our CLIAx. For the six months ended June 30, 2025 and 2024, sales of OneTest for Cancer accounted for approximately 87% and 88% of our revenues, respectively, sales of BioCheck accounted for approximately 9% and 8% of our revenues, respectively, and our CLIAx accounted for approximately 4% and 4% of our revenues, respectively. For the years ended December 31, 2024 and 2023, sales of OneTest for Cancer accounted for approximately 85% and 65% of our revenues, respectively, sales of BioCheck accounted for approximately 10% and 13% of our revenues, respectively, our CLIAx accounted for approximately 5% and 4% of our revenues, respectively, and COVID-19 testing accounted for approximately 0% and 18% of our revenues, respectively.

Our Products

OneTest for Cancer

The Problem: Screening is not widely available in the U.S. for most of the leading cancer killers, such as those of the lungs, pancreas, ovaries, and liver. To address this void, a class of blood testing, Multi-cancer early detection, or MCEDs, have entered the market in recent years and are generating significant enthusiasm among many medical practitioners, policymakers, employers, and consumers. Most of these MCEDs, such as Grail’s Galleri test, analyze circulating tumor DNA, or ctDNA, which is expensive, hard to access, and misses most cancers at their earlier stages when they can often be effectively treated.

Our Solution: OneTest measures a panel of protein tumor markers, or PTMs, that have been extensively validated and are widely utilized in certain regions of the world for cancer screening (the Premium version of OneTest also includes inflammatory and metabolic biomarkers). PTMs are specific proteins produced by cancer cells or by the body in response to cancer, which can be detected and measured in the blood to help identify the presence of certain types of cancer. These markers, such as alpha-fetoprotein, or AFP, carcinoembryonic antigen, or CEA, and carbohydrate antigen, or CA, 19.9, are commonly used in cancer screening and recurrence monitoring.

Our patented approach improves upon the use of these biomarkers with various algorithms and is powered by AI. We believe that ours is the first and only MCED on the market in the U.S. that (i) is available at a starting price of under $200, (ii) can be accessed at home without painful needles, and (iii) has been demonstrated in studies conducted in 2024 by the U.S. National Cancer Institute, or the NCI, to correctly identify significant numbers of otherwise deadly cancers at an early stage. These cancers include those of the lung, pancreas, and ovaries, which, when detected at earlier stages, give the best chance of survival. Please see “Business” below for additional data.

Key Competitive Advantages: Our patented MCED approach, based on PTMs (a/k/a “tumor antigens”) versus ctDNA, provides the following advantages (we refer to these advantages as our Straight A’s), which are described in more detail under “Business” below:

●	Affordability. Since the instruments and reagents we utilize in our lab are widely used around the world and adapted for automated analyzers, the costs to run these tests are quite low compared to DNA sequencing. In most cases, follow-up testing of high biomarkers is covered by insurance.

●	Accuracy. Evidence suggests that tumor antigens are more readily detectable in the blood at earlier stages than ctDNA. Some experts suggest PTMs as a first screening and then refer positive cases to ctDNA testing.

●	Accessibility. The small quantities of blood required for our tests permit capillary (upper arm) blood collection that can be easily self-administered at home, at retail outlets including pharmacies, and at workplaces (e.g., fire stations), avoiding the need for special appointments with phlebotomists and painful needles. Ease of access boosts compliance with follow-up testing which aids in the earlier detection of more cancers.

●	Acceleration Over Time. Many studies suggest that annual screening with PTMs boosts sensitivity for many cancer types (lung, pancreatic, liver, etc.) and repeat testing of slightly high biomarkers at ~2-month intervals substantially lowers false positive rates.

●	AI Powered Algorithms from Large Data Sets. Our algorithms use data from large real world data sets, while no such other data is easily obtainable for competing ctDNA approaches. State-of-the-art machine learning and other AI based programs require large amounts of data. Because PTMs are widely used for screening and early used in East Asia there is much published and unpublished data that can be leveraged without the burden and expense of running our own large scale clinical trials.

●	Assists Imaging. Published studies conclude that PTMs like AFP, CEA, and CA 19.9 can help resolve ambiguous findings on an ultrasound or CT scan to aid in the early detection of liver, testicular, lung, and pancreatic cancers.

●	Advisory Expertise. Unlike novel ctDNA targets, PTMs have been used clinically and in research studies for decades. This allows us to offer expert medical consultants who have vast experience in using these biomarkers over many years to help advise patients and their doctors.

We have positioned OneTest as a “top of funnel” first screening test rather than as a diagnostic test for cancer. Whereas a diagnostic test is typically used to determine the presence or absence of disease, a screening test is used to identify individuals at elevated risk for disease and funnel them into further work-up, ultimately including definitive diagnostic tests. We believe that there is growing recognition by physicians and consumers who utilize MCEDs that less expensive, more easily accessible, and sensitive PTM based MCEDs are the optimal first-line screening tests that would be followed up with imaging and ctDNA based MCEDs to identify likely tissues of origin. For example, on August 18, 2025, Vershalee Shukla, MD, from the Vincere Cancer Center in Phoenix, Arizona gave a presentation at the Next Generation Dx Summit in Washington, D.C. where she reported that “after performing thousands of [ctDNA based MCED] tests among firefighters and comparing results to whole-body MRI and conventional screening, these tests lacked efficacy and were associated with drawbacks, including false negatives (missed cancers).” She further reported that she has begun using an MCED that includes protein tumor markers and has not missed any cancers so far. Based on our own conversations with organizations and occupational health providers working with first responders, including physicians and medical directors, many have transitioned from widely used ctDNA-based MCED to OneTest. They cited challenges with their previous approach such as high cost, lower sensitivity, limited actionable information, and difficulty obtaining specimens from some patients. In their experience, OneTest has offered a more affordable, accessible, and informative solution that can be deployed broadly, including in rural and underserved communities. These clinicians also noted that our biomarker-based methodology is grounded in decades of established science, as this method incorporates tumor markers already used in the monitoring of cancer treatment. For example, the Hunter Seven Foundation, a veteran-founded, 501(c)(3) organization that conducts research on military exposures among post-9/11 veterans and conducts cancer screenings for this community of veterans previously utilized ctDNA based MCEDs in their screenings but found too many missed cancers and transitioned to our OneTest for Cancer.

In 2024, we participated in a blinded validation study of OneTest Premium conducted by the NCI to compare the performance of various MCEDs. We were informed by several NCI staff scientists that our test was among the best performers in terms of sensitivity and specificity. Using blood specimens collected 18-30 years ago in healthy individuals up to six months prior to diagnosis as part of a prostate, lung, colorectal, and ovarian clinical trial, we correctly identified half of early stage pancreatic and ovarian cancers.

The Market: Sales of OneTest have increased significantly in recent years, from $323,414 in 2022 to $1,490,881 in 2024. For the six months ended June 30, 2025, sales of OneTest amounted to $944,553. We sell to employers, medical practitioners and direct-to-consumers. For employers, the largest subgroup are fire departments due to the proven higher cancer incidences in that population. Several states and at least one federal agency provide grants to reimburse fire departments for our test. Iraq and Afghanistan war veterans are another growing customer segment, and our largest order in 2024 was from an organization supporting that community. Occupational health is our largest physician specialty group ordering our tests.

Several states are beginning to create large funds to reimburse their fire departments for multi-cancer screening tests. For example, New Hampshire’s program provides $5 million in funding over two years and Maryland increased their grant program for multi-cancer screening tests to $1 million for their fiscal year beginning July 2025 from $400,000 in the prior year (typically, more than half of Maryland grants go to fire departments who elect to use our MCED). We expect more states to provide this type of reimbursement over the coming years. Additionally, in February 2025, the FIRE Cancer Act was reintroduced in Congress to provide $700 million in federal funding (through the Federal Emergency Management Administration, or FEMA) for MCED testing.

We believe that bipartisan legislation in Congress that would pave the way for Medicare reimbursement of MCEDs is likely to pass in the current Congress. As of July 2025, the Nancy Gardner Sewell Medicare Multi-Cancer Early Detection Screening Coverage Act has gained significant traction in Congress and is showing strong signs of momentum. The House Bill (H.R. 842) and Senate Bill (S. 339) were reintroduced in early 2025. The House version passed out of the Ways and Means Committee unanimously (38–0). The legislation has bipartisan support, with 319 House cosponsors and over 60 Senators backing it. It is also supported by over 500 organizations, including the American Cancer Society and the Oncology Nursing Society. Private insurance typically follows Medicare coverage determinations. This is expected to dramatically expand the MCED market over the next 4 or 5 years.

OneTest for Longevity

The Problem: According to the U.S. Centers for Disease Control and Prevention, or the CDC, chronic diseases are the leading cause of premature death in America, responsible for eight out of the ten most common causes of mortality. These diseases, including cancer, type 2 diabetes, cardiovascular ailments, and dementia, are closely linked to chronic inflammation. A significant contributor to this inflammation is the consumption of processed foods, which are often high in sugars, unhealthy fats, and additives. We believe that new tools to measure and track chronic inflammation to inform and encourage better food and lifestyle choices are urgently needed.

Our Solution: In the second half of 2025, we expect to introduce OneTest for Longevity, a blood test to measure and track biomarkers associated with chronic inflammation which, according to the CDC, is associated with 8 of 10 leading causes of death in America. The test will offer specific and personalized diet and exercise changes proven to lower biomarker levels and the associated risk of type 2 diabetes, cancer, cardiovascular disease, dementia, mental health, and diseases associated with aging.

For this product, we are partnering with James R. Hébert, Ph.D. and his colleagues from the University of South Carolina. Hébert, a nutritional epidemiologist for over 30 years, is the author of Diet, Inflammation, and Health and the developer of the Dietary Inflammatory Index, or the DII, a numerical score that assesses a diet for its effect on several biomarkers linked to inflammation. The DII has been utilized in over 1,300 peer reviewed studies and validated in studies involving over 187,000 subjects. On February 14, 2025, we obtained exclusive rights to utilize, incorporate and report the DII score together with inflammatory biomarkers measured in a lab. We expect to market this product widely to Americans of all ages and demographics both through mass marketing and through major supermarket chains beginning with Giant, the largest supermarket chain in the Washington Metro region, at which we already offer OneTest for Cancer.

In addition to providing biomarker levels and specific dietary recommendations, we also plan to offer electronic coupons for discounts for those suggested healthy food items. This has the dual benefit of motivating consumers to make better food selections while providing an ancillary revenue stream for both us and the participating supermarket (food manufacturers commonly remunerate distributors of redeemed coupons). A patent application has been filed covering this systematic approach.

Key Competitive Advantages: Longevity tests on the market, such as those that measure telomere length or assess dozens of biomarkers or genetic mutations, tend to be expensive and rarely provide simple to understand, evidence based, practical and specific guidance for lifestyle changes proven to improve lifespan and healthspan. Microbiome testing has a further disadvantage in that it requires collecting stool specimens which many consumers disfavor. Many of the labs that offer these tests also promote and sell dietary supplements, the safety and efficacy of which is often questionable.

We believe that OneTest for Longevity fills a compelling unmet need for an affordable, easily accessible test with actionable, evidence-based recommendations to reduce inflammation and the risk of most major chronic diseases. Our exclusive access to the Dietary Inflammatory Index for use with clinical lab test reporting provides another level of distinctiveness.

The Market: We believe that nearly all Americans, from children through seniors, could benefit from OneTest for Longevity. This product clearly aligns with the “Make America Healthy Again” initiatives of the new Administration as it provides a unique and innovative tracking tool to encourage healthier eating to combat chronic diseases. On February 13, 2025, President Trump issued Executive Order 14212 “Establishing the President’s Make America Healthy Again Commission.” It noted in relevant part, that “[n]inety percent of the Nation’s $4.5 trillion in annual healthcare expenditures is for people with chronic and mental health conditions…To fully address the growing health crisis in America, we must re-direct our national focus, in the public and private sectors towards drastically lowering chronic disease rates…This includes fresh thinking on nutrition, physical activity, healthy lifestyles, over reliance on medication and treatments…[A]gencies shall ensure the…flexibility for health insurance coverage to provide benefits that support beneficial lifestyle changes and disease prevention…The Commission shall submit to the President a Make our Children Healthy Again Assessment, which shall…assess the threat that certain food ingredients…pose to children with respect to chronic inflammation and identify and report on the best practices for preventing childhood health issues, including proper nutrition and the promotion of healthy lifestyles.” (Emphasis added)

Considering this profound change in public policy, we are hopeful that reimbursement or other government backed incentives will be forthcoming. In the meantime, we believe that offering this test for around $150 (with subscription discounts) coupled with easy, pain-free capillary blood collection accessible at home or local pharmacies will be met with widespread adoption.

Clinical Laboratory Innovation Accelerator (CLIAx)

To increase our menu of innovative tests faster and at a lower cost and risk than through internal development, in 2021 we established our CLIAx, which permits diagnostics start-up companies from around the world to launch their laboratory developed tests in our CLIA licensed laboratory using shared equipment and laboratory personnel. To date, we have enrolled one company in our CLIAx, Minomic International, or Minomic, and helped it validate and launch its blood test to help determine whether prostate specific antigen, or PSA, levels should be followed up with a biopsy. Our CLIAx, which we believe to be the first such shared CLIA laboratory facility in the U.S., reduces the costs and expense for start-up companies to launch their novel tests in the American market while providing us with sales and marketing rights to additional products. In 2022, it earned an “Honorable Mention” in Fast Company magazine’s list of “World Changing Ideas.”

We also plan to create a new fund associated with our CLIAx. This would enable us to invest in, acquire, or transact with companies or academic medical centers that have tests that could add to our menu or technologies, products, testing components or intellectual property that strengthen our core business. We have identified a few companies that could be candidates for this CLIAx fund, but have no agreements, or letters of intent with any of them. Thus, there is no guarantee that we can identify or reach agreement in the near term with any such companies to meaningfully contribute to inorganic growth.

Field Tests for Screening Suspicious Powders

We have a longstanding business that makes and sells a proprietary test kit for screening suspicious powders called BioCheck. These kits are widely used by fire departments and other emergency responders to quickly screen unknown suspicious powders for compounds such as ricin, anthrax, and other bioweapon agents and to identify false alarms in minutes at the site of a suspected bioterror threat.

COVID-19 Tests

In the third quarter of 2020, in response to a substantial and urgent demand for expanded pandemic-related testing in Maryland, we began to provide COVID-19 viral testing using PCR analytical equipment in our clinical laboratory. In the first quarter of 2021, we began receiving and testing specimens under contract with and collected by the Montgomery Department of Health and Human Services. In August of 2021, we were one of five CLIA-certified laboratories to be awarded a contract with the Maryland Department of Health to perform coronavirus screening at K-12 schools. However, following the expiration of the public health emergency in May 2023, all testing from both the State of Maryland and the Montgomery County Health Department has ceased, and we do not anticipate additional COVID-19 testing absent a new variant resulting in a significant increase in cases. Profits from COVID-19 testing were deployed to grow our core cancer diagnostics business. Additionally, some of the commercial partnerships we entered for COVID-19 testing are being extended for non-pandemic-related testing.

Growth Strategies and Path to Profitability

We will strive to increase stockholder value by pursuing the following growth strategies:

●	Exploit our compelling advantage of at-home and retail collections. We believe that COVID-19 testing caused a paradigm shift in the way Americans seek access to testing. Previously, most testing was done at doctor’s offices and at specialty patient service centers maintained by the large national lab chains. During the pandemic, testing was conducted at retail establishments and at home. OneTest for Cancer utilizes small volume, capillary collected blood specimens that can easily be accessed at home and at retail venues such as pharmacies, health clubs, etc. This is a big advantage over most known competitors which need to utilize traditional venipuncture to obtain sufficient blood volumes to permit DNA sequencing. Requiring an in-person visit to a specimen collection site is a potential barrier for a person who needs testing. Our at-home specimen collection option may help eliminate these barriers. One Test for Longevity also can utilize capillary collection. To date, we have demonstrated that this collection approach works well both at home and in retail environments (we are now offering our tests at pharmacies within Giant Food, the largest supermarket chain in the Washington, D.C. area). We also have a telemedicine provider available to authorize the test and be available to consult with the patient in the event of a high-risk score. We plan to expand direct-to-consumer marketing and build additional retail channel partnerships (supermarkets, pharmacies, health clubs, etc.) at which blood collection is not yet commonplace.

●	Strategic partnerships and cooperative advertising. To facilitate scale while mitigating expenses, we have initiated an ambitious plan of marketing alliances and partnerships with an array of other companies, large and small, including suppliers, other clinical labs, and organizations that offer wellness and screening tests. In many cases we seek to introduce the cooperative advertising model where marketing expenses are shared pro rata based on revenue allotments.

●	Leverage trending federal health initiatives. As stated, the Make America Healthy Again campaign of the Trump Administration, which is dedicated to reducing chronic disease through healthier diet, is expected to create numerous opportunities for OneTest for Longevity. We will closely follow and seek to make recommendations to and engage with the Department of Health and Human Services, or HHS, and its constituent agencies throughout 2025 to identify opportunities for government contracts, research grants, and other forms of support.

●	Targeting of higher-risk populations. We already target firefighters, due to their proven higher incidence and mortality rates for several types of cancer. Over 200 fire departments are OneTest customers to date, as are thousands of individual firefighters, and we plan to expand that number to over 2,500 fire departments, roughly 10 percent of all departments in the U.S. Additionally, in 2024 we sold over 500 tests to military veterans who served in Iraq or Afghanistan as it is believed that they were exposed to cancer causing toxins during their deployments. We will continue to explore other high-risk populations to target for our tests.

●	Strategic investments, acquisitions, and transactions. Utilizing our CLIAx as a platform, we plan to enter technology licensing and marketing agreements with companies that have IP that improve our current tests or marketable tests that can be offered to our customers. In some cases, we hope to be positioned to make equity investments or acquisitions with one or more of these companies.

Our Risks and Challenges

An investment in our securities involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section immediately following this Prospectus Summary. These risks include, but are not limited to, the following:

●	Prior to the establishment of our COVID-19 testing business, we incurred losses, and expect to continue to generate losses now that COVID-19 testing has ceased.

●	Now that the pandemic emergency has ended, our success will depend heavily on our cancer screening and longevity tests.

●	We will need to attract additional capital to scale our business but have no assurance that we can do so successfully.

●	We will spend a substantial amount of our capital on test validation, biomarker and data acquisitions, data analytics and algorithm development, but our products might not succeed in gaining widespread market acceptance.

●	The success of our diagnostic tests depends on the degree of market acceptance by physicians, patients, government agencies and others who influence medical decision making.

●	We are expecting patient self-pay to constitute a significant portion of our revenues for the foreseeable future and this revenue growth is contingent upon individuals’ willingness to pay out of pocket for our diagnostic tests.

●	The commercial potential of our longevity test is unknown and unproven.

●	The interface between the DII and our laboratory information system has not yet been implemented.

●	The viability of offering automated, tailored coupons for grocery purchases is untested and unproven by us.

●	Our CLIAx and CLIAx fund might not contribute to our growth.

●	We face substantial competition.

●	If our diagnostics tests do not perform as expected, are misused or misinterpreted, or the reliability of the technology is questioned, we could experience delayed or reduced market acceptance of the tests, increased costs and damage to our reputation.

●	We currently manufacture our tests predominantly in one facility and perform our testing in one laboratory facility, and as demand for our tests grows, we may lack adequate facility space and capabilities to meet increased processing requirements.

●	There are a limited number of manufacturers of molecular diagnostic equipment and related chemical reagents necessary for the provision of our diagnostic tests.

●	Our capillary blood collection devices are manufactured by other companies, and we cannot guarantee that we will have a continued supply of these devices or that the costs for them will not rise significantly.

●	We have limited sales and marketing resources and few distribution resources for the commercialization of any diagnostic tests that we have developed.

●	The sizes of the markets for our diagnostic tests and services and any future diagnostic tests and services may be smaller than we estimate and may decline.

●	If we fail to enter into and maintain successful strategic alliances for diagnostic tests that we elect to co-develop, co-market, or out-license, we may have to reduce or delay our diagnostic test development or increase our expenditures.

●	If we are unable to obtain and enforce patents and to protect our trade secrets, others could use our technology to compete with us, which could create undue competition and pricing pressures.

●	Our patents may not protect our diagnostic tests from competition.

●	If we fail to meet our obligations under various license, license option, and technology transfer agreements, we may lose our rights to key technologies or data sources on which our business depends.

●	We have relied on and expect to continue to rely on third parties to conduct studies of our diagnostics tests that will be required to meet our obligations under CLIA, CAP and/or other regulatory authorities and those third parties may not perform satisfactorily.

●	International operations could subject us to risks and expenses that could adversely impact the business and results of operations.

●	Our business is subject to various complex laws and regulations and we could be subject to significant fines and penalties if we or our partners fail to comply with these laws and regulations.

●	New FDA regulations of lab tests could significantly impact our commercial operations.

●	We may be required to comply with federal and state laws governing the privacy of health information, and any failure to comply with these laws could result in material criminal and civil penalties.

●	We are subject to federal and state healthcare fraud and abuse laws and regulations and could face substantial penalties if we are unable to fully comply with such laws.

●	In the event that one or more lawsuits are filed against us, we could be subject to reputational risk.

●	Our listing differs significantly from an initial public offering conducted on a firm-commitment basis.

●	The direct listing process differs from an initial public offering underwritten on a firm-commitment basis and the impact of awareness of our brand and investor recognition of our company on the demand for our common stock is unpredictable and our marketing and brand development efforts may not be successful.

●	Our shares of common stock currently have no public market. An active trading market may not develop or continue to be liquid and the market price of our common stock may be volatile.

●	We may not be able to maintain a listing of our common stock on Nasdaq.

●	Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, could cause the market price of our common stock to decline and would result in the dilution of your holdings.

●	Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common stock.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the effective date of the registration statement of which this prospectus forms a part, (ii) the last day of the first fiscal year in which our total annual gross revenues are $1.235 billion or more, (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Corporate Information

We were incorporated in the State of Delaware on August 7, 2000 under the name 20/20 BioSystems, Inc. On September 19, 2000, our name was changed to 20/20 Gene Systems, Inc., on June 27, 2021, our name was changed to 20/20 GeneSystems, Inc. and on March 19, 2025, our name was changed to 20/20 Biolabs, Inc. We do not have any subsidiaries.

Our principal executive offices are located at 15810 Gaither Road, Suite 235, Gaithersburg, MD 20877 and our telephone number is 240-453-6339. We maintain a website at 2020biolabs.com. Information available on our website is not incorporated by reference in and is not deemed a part of this prospectus.

The Offering

Common stock offered by the selling stockholders:	This prospectus relates to shares of common stock that may be sold from time to time by the selling stockholders named in this prospectus.

Common stock outstanding(1):

As of the date of this prospectus, there are 4,917,249 shares of common stock issued and outstanding.

Effective automatically on the date on which our common stock begins trading on Nasdaq, (i) an aggregate of 4,717,327 shares of preferred stock (constituting all shares of each series of our outstanding preferred stock) will convert into an aggregate of 4,717,327 shares of common stock and (ii) promissory notes in the aggregate principal amount of $563,000 will convert into an estimated shares of common stock.

In addition, we have agreed to issue         shares of common stock (equal to 1% of our outstanding common stock on a fully-diluted basis) to Maxim upon completion of our direct listing.

See “Description of Capital Stock” for more information regarding the automatic conversion of our preferred stock and convertible notes.

Use of proceeds:	The selling stockholders may, or may not, elect to sell shares of our common stock covered by this prospectus. To the extent any selling stockholder chooses to sell shares of our common stock covered by this prospectus, we will not receive any proceeds from any such sales of our common stock.

Risk factors:	Investing in our common stock involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 10.

Trading market and symbol:	We have applied to list our common stock on the Nasdaq Capital Market under the symbol “ ”. No assurance can be given that our application will be approved. If our application is not approved or we otherwise determine that we will not be able to secure the listing of our common stock on Nasdaq, we will terminate this direct listing.

(1)	The number of shares of common stock outstanding excludes:

●	2,979,860 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $1.72 per share;

●	619,332 shares of common stock that are reserved for future issuance under our 2022 stock incentive plan; and

●	15,096 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $4.84 per share.

Summary Financial Information

The following tables summarize certain financial data regarding our business and should be read in conjunction with our financial statements and related notes contained elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our summary financial data as of December 31, 2024 and 2023 and for the years then ended are derived from our audited financial statements included elsewhere in this prospectus. We derived our summary financial data as of June 30, 2025 and for the six months ended June 30, 2025 and 2024 from our unaudited financial statements included elsewhere in this prospectus.

All financial statements included in this prospectus are prepared and presented in accordance with generally accepted accounting principles in the United States, or GAAP. The summary financial information is only a summary and should be read in conjunction with our historical financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

	Six Months Ended June 30,		Years Ended December 31,
	2025	2024	2024	2023
Statements of Operations Data	(unaudited)	(unaudited)
Revenue	$1,088,880	$855,250	$1,752,343	$1,424,304
Cost of revenues	759,822	682,109	1,373,432	1,315,166
Gross profit	329,058	173,141	378,911	109,138
Operating expenses	1,946,910	2,699,750	5,631,324	6,679,673
Operating loss	(1,617,852)	(2,526,609)	(5,252,413)	(6,570,535)
Total other income, net	12,341	97,514	125,746	179,226
Net loss	$(1,605,511)	$(2,429,095)	$(5,126,667)	$(6,391,309)
Basic and diluted net loss per common share	$(0.33)	$(0.51)	$(1.07)	$(1.34)
Basic and diluted weighted-average common shares outstanding	4,823,125	4,777,548	4,800,524	4,768,799

	As of June 30, 2025	As of December 31, 2024	As of December 31, 2023
Balance Sheet Data	(unaudited)
Cash and cash equivalents	$1,023,949	$1,784,009	$4,089,461
Total current assets	1,412,769	2,140,665	4,300,432
Total assets	2,696,740	3,584,408	6,367,828
Total current liabilities	1,645,288	1,355,078	1,011,623
Total liabilities	2,345,131	2,078,926	2,080,336
Total stockholders’ equity	351,609	1,505,482	4,287,492
Total liabilities and stockholders’ equity	2,696,740	$3,584,408	$6,367,828

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before purchasing our securities. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Statement Regarding Forward-Looking Statements”.

Risks Related to Our Business and Industry

Prior to the establishment of our COVID-19 testing business, we incurred losses, and expect to continue to generate losses now that COVID-19 testing has ceased.

While we achieved profitability in 2021 and 2022, such profitability was mainly a result of COVID-19 testing, which ceased in the second quarter of 2023. Prior to 2021, we incurred losses since inception. We have financed our operations through the sale of our securities, product revenues and government research grants and contracts. There is no assurance that we will be able to obtain adequate financing that we may need, or that any such financing that may become available will be on terms that are favorable to us and our stockholders. Ultimately, our ability to generate sufficient operating revenue to earn a profit depends upon our success in developing and marketing or licensing our diagnostic tests and technology. Any failure to do so could result in the possible closure of our business or force us to seek additional capital through loans or additional sales of our equity securities to continue business operations, which could dilute the value of any securities you hold, or could result in the loss of your entire investment.

Now that the pandemic emergency has ended, our success will depend heavily on our cancer screening and longevity tests.

Now that the pandemic emergency has ended, the bulk of our revenues depends almost entirely on the commercial success of our cancer tests unless we can also develop or acquire new tests for other diseases or chronic conditions. The commercial success and our ability to generate revenues will depend on a variety of factors, including the following:

●	competitive advantages

●	patient acceptance of and demand for our tests;

●	acceptance in the medical community;

●	successful sales, marketing, and educational programs, including successful direct-to-patient marketing such as online advertising;

●	the amount and nature of competition from other multi- cancer screening products and procedures;

●	the ease of use of our ordering process for physicians;

●	maintaining and defending patent protection of our intellectual property; and

●	our ability to establish and maintain adequate commercial manufacturing, distribution, sales and CLIA laboratory testing capabilities.

If we are unable to develop and maintain substantial sales of our tests or if we are significantly delayed or limited in doing so, our business prospects, financial condition and results of operation will be adversely affected.

We will need to attract additional capital to scale our business but have no assurance that we can do so successfully.

We will be incurring significant sales and marketing costs as we commercialize our diagnostic test products. We will need to raise additional capital to pay operating expenses until we are able to generate sufficient revenues from diagnostic test sales, royalties, and license fees, and we will need to sell additional equity or debt securities to meet those capital needs. Our ability to raise additional equity or debt capital will depend not only on progress made marketing and selling our diagnostic tests, but also will depend on access to capital and conditions in the capital markets. There is no assurance that we will be able to raise capital at times and in amounts needed to finance the development and commercialization of our diagnostic tests, maintenance of our CLIA certified diagnostic laboratory, and general operations. Even if capital is available, it may not be available on terms that we or our stockholders would consider favorable. Furthermore, sales of additional equity securities could result in the dilution of the interests of our stockholders.

We will spend a substantial amount of our capital on test validation, biomarker and data acquisitions, data analytics and algorithm development, but our products might not succeed in gaining widespread market acceptance.

We have developed and will continually refine new biomarker test panels and associated algorithms. The main focus of these products is on early detection of cancer. Our technologies may not prove to be sufficiently efficacious or medically useful to gain widespread adoption or market share. The diagnostics tests and software that we have introduced to the market to date have not yet generated significant revenues. Without diagnostic test sales or licensing fee revenues, we will not be able to operate at a profit, and we will not be able to cover our operating expenses without raising additional capital.

Medical organizations, physicians and employers may be reluctant to try a new diagnostic test due to the high degree of risk associated with the application of new technologies and diagnostic tests in the field of human medicine, especially if the new test differs from the current standard of care for detecting cancer in patients. Competing tests for the screening or initial diagnosis of cancer are being developed by more established and significantly better-financed diagnostics or biotech companies, and academic laboratories.

There also is a risk that our competitors may succeed in developing more accurate or more cost-effective diagnostic tests that could render our diagnostic tests and technologies obsolete or noncompetitive. Even if our tests are technically superior, we may not be able to differentiate our products sufficiently from our competition.

The success of our diagnostic tests depends on the degree of market acceptance by physicians, patients, government agencies and others who influence medical decision making.

The value of our diagnostic products is thus far proven mainly with real world evidence, rather than traditional clinical trials; and there is no assurance that real world evidence will gain wide acceptance by the medical establishment or regulators in the countries in which we conduct business. Also, there is no assurance that data derived from East Asia will be accepted in Western nations and generating data from Western populations could be time consuming and expensive. The value of machine learning and AI in our algorithms is novel, not entirely proven, and might not be widely embraced by the medical establishment or regulators in the countries in which we conduct business.

Our diagnostics tests may not gain market acceptance by physicians and others in the medical community. The degree of market acceptance of our tests will depend on a number of factors, including:

●	demonstrated sensitivity and specificity for detecting cancers;

●	price;

●	the availability and attractiveness of alternative screening methods;

●	the willingness of physicians to recommend or prescribe our tests;

●	the ease of use of our ordering process for physicians; and

●	evidence that our tests confer a mortality benefit rather than merely shifting the stage of cancer at time of diagnosis.

If our diagnostics tests do not achieve an adequate level of acceptance, we may not generate the substantial revenues we need to generate to remain profitable.

We are expecting patient self-pay to constitute a significant portion of our revenues for the foreseeable future and this revenue growth is contingent upon individuals’ willingness to pay out of pocket for our diagnostic tests.

We expect that a substantial portion of the patients for whom we will perform diagnostic tests will have Medicare as their primary medical insurance. Medicare coverage is not expected for several years. Patients who are not covered by Medicare will generally rely on health insurance provided by private health insurance companies. If we are considered a “non-contracted provider” by a third-party payer, that payer may not reimburse patients for diagnostic tests performed by us or doctors within the payer’s network of covered physicians may not use our services to perform diagnostic tests for their patients. As a result, we may need to enter into contracts with health insurance companies or other private payers to provide diagnostic tests to their insured patients at specified rates of reimbursement which may be lower than the rates we might otherwise collect.

Until our diagnostic tests are covered by Medicare or private insurance, we expect that self-pay will constitute a significant portion of our revenues for the foreseeable future. This revenue growth will be contingent on individuals’ willingness to pay out of pocket for our diagnostic tests.

The commercial potential of our longevity test is unknown and unproven.

While OneTest for Cancer has been on the market for several years, OneTest for Longevity is in development and has not yet been offered for sale. We do not know the costs of customer acquisition or whether the test will be embraced by the market. Despite the emphasis on chronic disease mitigation by the Secretary of HHS, we have no evidence that our test would ever be reimbursed or otherwise recommended by the Centers for Medicare & Medicaid Services, or the CMS, or any of the agencies that make up HHS. Our plans to introduce a subscription model may fail to be embraced by the marketplace and, if it is, we do not yet know what monthly or quarterly fee most consumers would be willing to pay.

The interface between the DII and our laboratory information system has not yet been implemented.

An important feature of OneTest for Longevity is the interface between the DII and our laboratory reports. A laboratory version of the DII for this purpose remains in development by the team from Connecting Health Innovations. We cannot guarantee that it will be ready in time for our product launch or that it will function through our portal and laboratory information system without technical issues.

The viability of offering automated, tailored coupons for grocery purchases is untested and unproven by us.

Part of our value proposition to consumers and revenue model for OneTest for Longevity includes automated coupons delivered to the customers’ mobile app for the foods recommended for them to lower inflammation. This concept remains mere conjecture at this stage, and we do not know whether food suppliers would be willing to share revenues with us when their coupons are redeemed, nor do we know how consumers will view this feature and what percentage will redeem the coupons.

Our CLIAx and CLIAx fund might not contribute to our growth.

Part of our growth strategy is to create a fund associated with our CLIAx. This would enable us to invest in, acquire, or transact with companies that have tests that could add to our menu or technologies, products, testing components or intellectual property that strengthen our core business. We have identified a few companies that could be candidates for this CLIAx fund but have no agreements or letters of intent with any of them. Thus, there is no guarantee that we can identify or reach agreement in the near term with any such companies to meaningfully contribute to inorganic growth.

We face substantial competition.

The development and commercialization of diagnostics tests, especially MCEDs, is highly competitive and subject to rapid technological advances. We face competition with respect to our current products and any product candidates we may seek to develop or commercialize in the future. Our competitors may develop comparable tests that are safer, more effective, more convenient or less costly than any products that we may develop or market or may obtain marketing approval for their products from the U.S. Food and Drug Administration, or the FDA, or equivalent foreign regulatory bodies more rapidly than we may obtain approval for our product candidates. Our competitors may devote greater resources to market or sell their tests, research and development capabilities, adapt more quickly to new technologies, scientific advances or patient preferences and needs, initiate or withstand substantial price competition more successfully, or more effectively negotiate third-party licensing and collaborative arrangements. As a result, physicians and other key healthcare decision makers may choose other products over our products, switch from our products to new products or choose to use our products only in limited circumstances, which could adversely affect our business, financial condition, and results of operations.

Regarding our longevity test, we face many competitors that assess pathways of aging other than inflammation such as telomere length, methylation, microbiome, and others. Furthermore, many labs can test for C-reactive protein, the most important biomarker of inflammation. If consumers do not value the proprietary DII or grocery coupon components of our test, they may seek out alternative testing providers.

If our diagnostics tests do not perform as expected, are misused or misinterpreted, or the reliability of the technology is questioned, we could experience delayed or reduced market acceptance of the tests, increased costs and damage to our reputation. False positives or false negatives could cause harm to patients and could result in action taken against our company.

Our success depends on the market’s confidence that we can provide reliable, high-quality diagnostic tests. We believe that customers are likely to be particularly sensitive to product defects and errors. Our reputation and the public image of our diagnostic tests may be impaired if they fail to perform as expected or are perceived as difficult to use. Despite clinical verification studies, quality control and quality assurance testing, defects or errors could occur with tests.

In the future, if our diagnostic tests experience a material defect or error, this could result in loss or delay of revenues, delayed market acceptance, damaged reputation, diversion of development resources, legal claims, increased insurance costs or increased service and warranty costs, any of which could harm our business. Such defects or errors could also prompt us to amend certain warning labels or narrow the scope of the use of our diagnostic tests, either of which could hinder our success in the market. Even after any underlying concerns or problems are resolved, any widespread concerns regarding our technology or any manufacturing defects or performance errors in the test could result in lost revenue, delayed market acceptance, damaged reputation, increased service and warranty costs and claims against us.

Our inability to manage growth could harm our business.

We have added, and expect to continue to add, additional personnel in the areas of sales and marketing, laboratory operations, billing and collections, quality assurance and compliance. As we build our commercialization efforts and expand research and development activities, the scope and complexity of our operations is increasing significantly. As a result of our growth, our operating expenses and capital requirements have also increased, and we expect that they will continue to increase, significantly. Our ability to manage our growth effectively requires us to forecast expenses accurately, and to properly forecast and expand operational and testing facilities, if necessary, to expend funds to improve our operational, financial and management controls, reporting systems and procedures. As we move forward with commercializing our tests, we will also need to effectively manage our growing manufacturing, laboratory operations and sales and marketing needs. If we are unable to manage our anticipated growth effectively, our business could be harmed.

We currently manufacture our tests predominantly in one facility and perform our testing in one laboratory facility. As demand for our tests grows, we may lack adequate facility space and capabilities to meet increased processing requirements. Moreover, if these or any future facilities or our equipment were damaged or destroyed, or if we experience a significant disruption in our operations for any reason, our ability to continue to operate our business could be materially harmed.

We currently perform testing in a single laboratory facility in Gaithersburg, Maryland. Our headquarters and manufacturing facilities are also located in Maryland. As we expand sales and increase the number of tests processed by our laboratory facility, we may need to expand or modify our existing laboratory facility or acquire new laboratory facilities to increase our processing capacity. Any failure to do so on terms acceptable to us, if at all, may significantly delay our processing times and capabilities, which may adversely affect our business, financial condition, and results of operation.

If these, or any future facilities, were to be damaged, destroyed or otherwise unable to operate, whether due to fire, floods, storms, tornadoes, other inclement weather events or natural disasters, employee malfeasance, terrorist acts, power outages, or otherwise, our business could be severely disrupted. If our laboratory is disrupted, we may not be able to perform testing or generate test reports as promptly as patients and healthcare providers require or expect, or possibly not at all. If we are unable to perform testing or generate test reports within a timeframe that meets patient and healthcare provider expectations, our business, financial results, and reputation could be materially harmed.

We currently maintain insurance against damage to our property and equipment and against business interruption and research and development restoration expenses, subject to deductibles and other limitations. If we have underestimated our insurance needs with respect to an interruption, or if an interruption is not subject to coverage under our insurance policies, we may not be able to cover our losses.

There are a limited number of manufacturers of molecular diagnostic equipment and related chemical reagents necessary for the provision of our diagnostic tests.

The test panels and algorithms that we have developed and will continue to develop rely on certain analytic equipment. There are only a few manufacturers of the equipment we will need and the chemical reagents that are required for use with a particular manufacturer’s equipment will be available only from that equipment manufacturer. If the manufacturer of the equipment we acquire discontinues operation or if we and other testing laboratories experience supply or quality issues with their equipment or reagents, it may become necessary for us to adjust our products for different analytic equipment, which would require additional experiments to ensure reproducibility of our test results using the new equipment. As a result, we may be unable to provide our diagnostic products for a period of time.

Our suppliers may experience development or manufacturing problems or delays that could limit the growth of our revenue or increase our losses.

We may encounter unforeseen situations in the manufacturing of our diagnostic tests that could result in delays or shortfalls in production. Suppliers may also face similar delays or shortfalls. In addition, suppliers’ production processes may have to change to accommodate any significant future expansion of manufacturing capacity, which may increase suppliers’ manufacturing costs, delay production of diagnostic tests, reduce our product gross margin and adversely impact our business. If we are unable to keep up with demand for tests by successfully securing supply and shipping our diagnostic tests in a timely manner, our revenue could be impaired, market acceptance for the tests could be adversely affected and our customers might instead purchase our competitors’ diagnostic tests.

To achieve widespread use of our diagnostic test and commercial scale, some individual consumers may need convenient access to blood draw services, but we cannot guarantee that these service providers will be willing to perform them.

Currently, some of those who use our tests prefer traditional venous blood collected by a licensed phlebotomist. While our business customers, such as employers, typically have little difficulty finding phlebotomists, this can be a challenge for many of our individual consumers. To address this need, we have about 1,000 retail establishments that can draw blood for our test customers. These establishments perform these services based on contracts we have with the companies Any Lab Test Now and My One Medical Source. If those contracts were to terminate or expire or if they are unable to maintain their franchisees or networks of clinics willing to draw blood, this could limit our ability to serve our customers and grow.

Our capillary blood collection devices are manufactured by other companies, and we cannot guarantee that we will have a continued supply of these devices or that the costs for them will not rise significantly.

Since we began validating and offering capillary (upper arm) blood collection, about two-thirds of our customers have elected that approach over traditional venipuncture with high success and satisfaction rates. Currently, there are only three or four manufacturers with FDA cleared upper arm collection devices and not all reliably collect the required 0.5mL of whole blood needed for our cancer MCED. Thus, if these collection device suppliers go out of business, experience supply chain disruptions, or substantially raise their prices, this could significantly disrupt our business operations.

We have limited sales and marketing resources and few distribution resources for the commercialization of any diagnostic tests that we have developed.

We currently have limited sales and marketing resources. If we are successful in developing marketable diagnostic tests, we will need to build our own marketing and sales capability, which would require the investment of significant financial and management resources to recruit, train, and manage a sales force.

The sizes of the markets for our diagnostic tests and services and any future diagnostic tests and services may be smaller than we estimate and may decline.

Our estimates of the annual total addressable market for our diagnostic tests and services are based on a number of internal and third-party estimates and assumptions, including, without limitation, the assumed prices at which we can sell our diagnostic tests and services in the market. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our diagnostic tests and services in different market segments may prove to be incorrect. If the actual number of patients who would benefit from our diagnostic tests, the price at which we can sell them or the annual total addressable market for them is smaller than we have estimated, it may impair our sales growth and negatively affect our business, financial condition and results of operations.

If we fail to enter into and maintain successful strategic alliances for diagnostic tests that we elect to co-develop, co-market, or out-license, we may have to reduce or delay our diagnostic test development or increase our expenditures.

To facilitate the development, manufacture, and commercialization of our diagnostic tests we may enter into strategic alliances with hospitals and biomedical research institutes, biotechnology and diagnostics companies, clinical testing reference laboratories, and marketing firms in many of the countries in which we do business. We will face significant competition in seeking appropriate alliances. We may not be able to negotiate alliances on acceptable terms, if at all. If we fail to create and maintain suitable alliances, we may have to limit the size or scope of, or delay, one or more of our product development or research programs, or we may have to increase our expenditures and may need to obtain additional funding, which may be unavailable or available only on unfavorable terms.

In some countries we may license marketing rights to diagnostics or clinical laboratory companies or to a joint venture company formed with those companies. Under such arrangements we might receive only a royalty on sales of the diagnostic tests developed or an equity interest in a joint venture company that develops the diagnostic test. As a result, our revenues from the sale of those diagnostic tests may be substantially less than the amount of revenues and gross profits that we might receive if we were to market and run the diagnostic tests ourselves.

We may become dependent on possible future collaborations to develop and commercialize many of our diagnostic test candidates and to provide the manufacturing, regulatory compliance, sales, marketing and distribution capabilities required for the success of our business.

We may enter into various kinds of collaborative research and development, manufacturing, and diagnostic test marketing agreements to develop and commercialize our diagnostic tests. There is a risk that we could become dependent upon one or more collaborative arrangements. A collaborative arrangement, upon which we might depend might be terminated by our collaboration partner or they might determine not to actively pursue the co-development of our diagnostic tests. A collaboration partner also may not be precluded from independently pursuing competing diagnostic tests or technologies.

The success of our business is substantially dependent upon the efforts of our senior management team and our ability to attract additional personnel.

Our success depends largely on the skills, experience, and performance of key members of our senior management team who are critical to directing and managing our growth and development in the future. Our success is substantially dependent upon our senior management’s ability to lead our company, implement successful corporate strategies and initiatives, develop key relationships, including relationships with collaborators and business partners, and successfully commercialize products and services. While our management team has significant experience developing diagnostic products, we have considerably less experience in commercializing these products or services. The efforts of our management team will be critical for us as we develop our technologies and seek to commercialize our tests and other products and services.

Our success also depends in large part on our ability to attract and retain managerial personnel. Competition for desirable personnel is intense, and there can be no assurance that we will be able to attract and retain the necessary staff. The failure to maintain management or to attract sales personnel could materially adversely affect our business, financial condition, and results of operations.

Certain jurisdictions in which we may do business may not provide the same level of legal protections and enforcement of contract and intellectual property rights to which investors are accustomed in the United States.

We may conduct business in China and other foreign jurisdictions. In order to do business in these countries, we will be required to comply with the laws of those countries, including restrictions on exporting currency, requirements for local partners, tax laws and other legal requirements. Doing business in such foreign jurisdictions also entails political risk over which we have no control and for which we are unable to obtain insurance on acceptable terms. These countries also have different judicial systems, which may not provide the same level of legal protections and enforcement of contract and intellectual property rights to which investors are accustomed in the United States. We can provide no assurance that the applicable laws of such foreign jurisdictions will not be changed in ways unfavorable to us, or that applicable laws will be adequately enforced in order to provide the same levels of protection accorded to us in the United States.

Adverse U.S. and global market, economic and political conditions, including the ongoing conflict between Ukraine and Russia, recent events in the Middle East and other events or circumstances beyond our control could have a material adverse effect on us.

Another economic or financial crisis or rapid decline of the consumer economy, significant concerns over energy costs, geopolitical issues, including the ongoing conflict between Ukraine and Russia, recent events in the Middle East, the availability and cost of credit, the U.S. mortgage market, or a declining real estate market in the U.S. can contribute to increased volatility, diminished expectations for the economy and the markets, and high levels of structural unemployment by historical standards. Market, political and economic challenges, including dislocations and volatility in the credit markets, general global economic uncertainty, uncertainty or volatility from matters such as the implementation of the governing agenda of President Donald J. Trump, and changes in governmental policy on a variety of matters such as trade, tariffs and manufacturing policies may adversely affect the economy and financial markets, our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock.

The Russian invasion of Ukraine in February 2022 and the resulting global governmental responses, including international sanctions imposed on Russia and other countries that are supporting Russia’s invasion of Ukraine, have led to volatility in global markets, disruptions in the energy, agriculture and other industries and have created worldwide inflationary pressures. While the conflict has not caused material disruptions to our operations to date, further escalation of the war between Russia and Ukraine could result in a significant decline in global economic activities and impact our business.

The obligations associated with being a public company under the Exchange Act will require significant resources and management attention, and we will incur increased costs.

Since 2018, we have been required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A of Section 3(6) of the Securities Act for Tier 2 offerings. The ongoing reporting requirements under Regulation A are more relaxed than for public companies reporting under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports, and limited reporting requirements other than such annual and semiannual reports.

As a public company reporting under the Exchange Act, we will face increased legal, accounting, administrative and other costs and expenses that we have not previously incurred, and we expect to incur additional costs. We will be subject to the reporting requirements of the Exchange Act, which requires that we file annual, quarterly and current reports with respect to our business and financial condition, and proxy and other information statements, as well as the rules and regulations implemented by the Securities and Exchange Commission, or the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Public Company Accounting Oversight Board, and the listing requirements of Nasdaq (if our common stock is approved for listing), each of which imposes additional reporting and other obligations on public companies. We will be required to, among other things:

●	prepare and distribute periodic reports, proxy statements and other stockholder communications in compliance with the federal securities laws and rules and Nasdaq rules;

●	expand the roles and duties of our board of directors and committees thereof and management;

●	hire additional financial and accounting personnel and other experienced accounting and finance staff with the expertise to address complex accounting matters;

●	institute more comprehensive financial reporting and disclosure compliance procedures;

●	involve and retain, to a greater degree, outside counsel and accountants to assist us with the activities listed above;

●	build and maintain an investor relations function;

●	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

●	comply with the initial listing and maintenance requirements of Nasdaq; and

●	comply with the Sarbanes-Oxley Act.

We expect these rules and regulations, and any future changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases, due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, financial condition and results of operations.

We also expect that it will be more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These increased costs may require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives.

We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report we file with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. However, our auditors will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer a non-accelerated filer or no longer an emerging growth company if we take advantage of the exemptions available to us through the JOBS Act.

We are in the very early stages of the costly and challenging process of compiling the system and process documentation necessary to perform the evaluation needed to comply with Section 404. In this regard, we will need to continue to dedicate internal resources, engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. As we transition to the requirements of reporting as a public company, we may need to add additional finance staff. We may not be able to remediate any future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls when they are required to issue such opinion, investors could lose confidence in the accuracy and completeness of our financial reports, which could harm our stock price.

Risks Related to Intellectual Property

If we are unable to obtain and enforce patents and to protect our trade secrets, others could use our technology to compete with us, which could create undue competition and pricing pressures. There is no certainty that our pending or future patent applications will result in the issuance of patents or that our issued patents will be deemed enforceable.

The success of our business depends significantly on our ability to operate without infringing patents and other proprietary rights of others. If the technology that we use infringes a patent held by others, we could be sued for monetary damages by the patent holder or its licensee, or we could be prevented from continuing research, development, and commercialization of diagnostic tests that rely on that technology, unless we are able to obtain a license to use the patent. The cost and availability of a license to a patent cannot be predicted, and the likelihood of obtaining a license at an acceptable cost would be lower if the patent holder or any of its licensees is using the patent to develop or market a diagnostic test with which our diagnostic test would compete. If we could not obtain a necessary license, we would need to develop or obtain rights to alternative technologies, which could prove costly and could cause delays in diagnostic test development, or we could be forced to discontinue the development or marketing of any diagnostic tests that were developed using the technology covered by the patent.

We have issued patents and patent applications pending worldwide that are owned by or exclusively licensed to us. We and our collaborators expect to continue to file and prosecute patent applications covering the products and technology that we commercialize. However, there is no assurance that any of our licensed patent applications, or any patent applications that we have filed or that we may file in the future in the United States or abroad, will result in the issuance of patents.

Our success will depend in part on our ability to obtain and enforce patents and maintain trade secrets in the United States and in other countries. If we are unsuccessful in obtaining and enforcing patents, our competitors could use our technology and create diagnostic tests that compete with our diagnostic tests, without paying license fees or royalties to us.

The relatively recent Supreme Court decisions in Mayo Collaborative Services v. Prometheus Laboratories, Inc. and Alice Corp. v. CLS Bank Int’l may adversely impact our ability to obtain strong patent protection for some or all of our diagnostic tests and associated algorithms.

The preparation, filing, and prosecution of patent applications can be costly and time consuming.

The preparation and filing of patent applications, and the maintenance of patents that are issued, may require substantial time and money. A patent interference proceeding may be instituted with the United States Patent and Trademark Office, or USPTO, when more than one-person files a patent application covering the same technology, or if someone wishes to challenge the validity of an issued patent. Furthermore, our limited financial resources may not permit us to pursue patent protection of all of our technology and diagnostic tests throughout the world, even where we have legally binding patent protection and trade secret rights. Even if we are able to obtain issued patents covering our technology or diagnostic tests, we may have to incur substantial legal fees and other expenses to enforce our patent rights in order to protect our technology and diagnostic tests from infringing uses. We may not have the financial resources to finance the litigation required to preserve our patent and trade secret rights.

Our patents may not protect our diagnostic tests from competition.

We might not be able to obtain any patents beyond those that have been issued by the USPTO, and any patents that we do obtain might not be comprehensive enough to provide us with meaningful patent protection. There will always be a risk that our competitors might be able to successfully challenge the validity or enforceability of any patent issued to us.

If we fail to meet our obligations under various license, license option, and technology transfer agreements, we may lose our rights to key technologies or data sources on which our business depends.

Our business will depend on several critical technologies and data sources that have licenses from various domestic and overseas companies and research centers. Importantly, if we fail to meet our obligations under our technology access agreement with BioInfra Life Science, Inc., BioInfra, this would adversely impact our ability to introduce an enhanced or premium version of our MCED test. These and other license agreements typically impose obligations on us, including payment obligations and obligations to pursue development and commercialization of diagnostic tests under the licensed patents and technology. If licensors believe that we have failed to meet our obligations under a license agreement, they could seek to limit or terminate our license rights, which could lead to costly and time-consuming dispute resolution and, potentially, a loss of the licensed rights. During the period of any such litigation our ability to carry out the development and commercialization of potential diagnostic tests, and our ability to raise any capital that we might then need, could be significantly and negatively affected. If our license rights were restricted or ultimately lost, we would not be able to continue to use the licensed patents and technology in our business.

Risks Related to Healthcare Government Regulation, Reimbursement, Product Safety and Effectiveness

We have relied on and expect to continue to rely on third parties to conduct studies of our diagnostics tests that will be required to meet our obligations under CLIA, CAP and/or other regulatory authorities and those third parties may not perform satisfactorily.

We rely on third parties, such as academic, medical and commercial entities, to conduct studies for our diagnostics tests. These include, among others, the Chang Gung Memorial Hospital in Taiwan and BioInfra. Our reliance on these third parties will reduce our control over these activities. These third-party contractors may not complete activities on schedule or conduct studies in accordance with regulatory requirements or our study design. We cannot control whether they devote sufficient time, skill, and resources to our studies. Our reliance on third parties that we do not control will not relieve us of any applicable requirement to prepare, and ensure compliance with, various procedures required under good scientific and clinical practices. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our clinical protocols or regulatory requirements under the CLIA or the CAP, or for other reasons, our studies may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for additional diagnostic tests.

We must successfully maintain and/or upgrade our information technology systems, and our failure to do so could have a material adverse effect on our business, financial condition or results of operations.

We rely on various information technology systems to manage our operations. Recently, we have implemented, and we continue to implement, modifications and upgrades to such systems and acquired new systems with new functionality. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the difficulties with implementing new technology systems may cause disruptions in our business operations and have a material adverse effect on our business, financial condition or results of operations.

Our business and operations could suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems and those of our contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such events could cause interruption of our operations. For example, the loss of data for our diagnostic test candidates could result in delays in our regulatory filings and development efforts and significantly increase our costs. To the extent that any disruption or security breach was to result in a loss of or damage to our data, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the development of our diagnostic test candidates could be delayed.

International operations could subject us to risks and expenses that could adversely impact the business and results of operations.

To date, we have not undertaken substantial commercial activities outside the United States. We have evaluated commercialization in Asian countries. If we seek to expand internationally, or launch other products or services internationally, in the future, those efforts would expose us to risks from the failure to comply with foreign laws and regulations that differ from those under which we operate in the U.S., as well as U.S. rules and regulations that govern foreign activities such as the Foreign Corrupt Practices Act of 1977, or the FCPA. In addition, we could be adversely affected by other risks associated with operating in foreign countries. Economic uncertainty in some of the geographic regions in which we might operate, including developing regions, could result in the disruption of commerce and negatively impact cash flows from our operations in those areas.

These and other factors may have a material adverse effect on any international operations we may seek to undertake and, consequently, on our financial condition and results of operations.

Our business is subject to various complex laws and regulations. We could be subject to significant fines and penalties if we or our partners fail to comply with these laws and regulations.

As a provider of clinical diagnostic products and services, we and our partners are subject to extensive and frequently changing federal, state, and local laws and regulations governing various aspects of our business. In particular, the clinical laboratory industry is subject to significant governmental certification and licensing regulations, as well as federal and state laws regarding:

●	test ordering and billing practices;

●	marketing, sales and pricing practices;

●	the Eliminating Kickbacks in Recovery Act of 2018;

●	health information privacy and security, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and comparable state laws;

●	anti-markup legislation; and

●	consumer protection.

We are also required to comply with FDA regulations, including with respect to our labeling and promotion activities. In addition, advertising of our tests is subject to regulation by the Federal Trade Commission, or the FTC. Violation of any FDA requirement could result in enforcement actions, such as seizures, injunctions, civil penalties and criminal prosecutions, and violation of any FTC requirement could result in injunctions and other associated remedies, all of which could have a material adverse effect on our business. Most states also have similar regulatory and enforcement authority for devices. Additionally, most foreign countries have authorities comparable to the FDA and processes for obtaining marketing approvals. Obtaining and maintaining these approvals, and complying with all laws and regulations, may subject us to similar risks and delays as those we could experience under FDA and FTC regulation. We incur various costs in complying and overseeing compliance with these laws and regulations.

Healthcare policy has been a subject of extensive discussion in the executive and legislative branches of the federal and many state governments and healthcare laws and regulations are subject to change. Development of the existing commercialization strategy for our tests has been based on existing healthcare policies. We cannot predict what additional changes, if any, will be proposed or adopted or the effect that such proposals or adoption may have on our business, financial condition and results of operations.

If we or our partners, including independent sales representatives, fail to comply with these laws and regulations, we could incur significant fines and penalties and our reputation and prospects could suffer. Additionally, our partners could be forced to cease offering our products and services in certain jurisdictions, which could materially disrupt our business.

New FDA regulations of lab tests could significantly impact our commercial operations.

Most of our products have the regulatory status of laboratory developed tests, or LDTs, which for several decades have been regulated federally by the CMS under the CLIA statute rather than by FDA. On April 29, 2024, the FDA issued a final regulation under which they would begin to regulate LDTs starting in late 2027. However, on March 31, 2025, a U.S. District Court in Texas ordered that FDA’s LDT final rule be vacated and set aside, in its entirety. The FDA elected not to appeal the District Court decision. Thus, there is a consensus among legal experts that the FDA has no jurisdiction to regulate LDTs absent clear statutory authority from Congress. Heretofore bills to provide the FDA with this authority have failed to pass. However, there could be attempts in the future to reintroduce this legislation, especially if Democrats gain control of both Chambers. If passed into law, FDA regulation would impose substantial expenses and delays in our ability to introduce new LDTs.

If we unexpectedly are required to obtain regulatory approval of our diagnostic test products, it may take two years or more to conduct the clinical studies and trials necessary to obtain pre-market approval from the FDA. Even if our clinical trials are completed as planned, we cannot be certain that the results will support our test claims or that the FDA will agree with our conclusions regarding our test results. Success in early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior clinical trials and studies. If we are required to conduct pre-market clinical trials, delays in the commencement or completion of clinical testing could significantly increase our test development costs and delay commercialization. Many of the factors that may cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to delay or denial of regulatory clearance or approval. The clinical trial process may fail to demonstrate that our tests are effective for the proposed indicated uses, which could cause us to abandon a test candidate and may delay development of other tests.

We are required to comply with federal and state laws governing the privacy of health information, and any failure to comply with these laws could result in material criminal and civil penalties.

HIPAA sets forth security regulations that establish administrative, physical, and technical standards for maintaining the confidentiality, integrity and availability of protected health information in electronic form. We also may be required to comply with state laws that are more stringent than HIPAA or that provide individuals with greater rights with respect to the privacy or security of, and access to, their health care records. HITECH established certain health information security breach notification obligations that require covered entities to notify each individual whose protected health information is breached.

We may incur significant compliance costs related to HIPAA and HITECH privacy regulations and varying state privacy regulations and varying state privacy and security laws. Given the complexity of HIPAA and HITECH and their overlap with state privacy and security laws, and the fact that these laws are rapidly evolving and are subject to changing and potentially conflicting interpretation, our ability to comply with the HIPAA, HITECH and state privacy requirements is uncertain and the costs of compliance are significant. The costs of complying with any changes to the HIPAA, HITECH and state privacy restrictions may have a negative impact on our operations. Noncompliance could subject us to criminal penalties, civil sanctions and significant monetary penalties as well as reputational damage.

We are subject to federal and state healthcare fraud and abuse laws and regulations and could face substantial penalties if we are unable to fully comply with such laws.

We are subject to healthcare fraud and abuse regulation and enforcement by both the federal government and the states in which we conduct our business. These health care laws and regulations include the following:

●	The Eliminating Kickbacks in Recovery Act of 2018;

●	The federal Anti-Kickback Statute;

●	The federal physician self-referral prohibition, commonly known as the Stark Law;

●	The federal false claims and civil monetary penalties laws;

●	The federal Physician Payment Sunshine Act requirements under the Affordable Care Act; and

●	State law equivalents of each of the federal laws enumerated above.

Any action brought against us for violation of these laws or regulations, even if we are in compliance and successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of these laws and regulations, we may be subject to applicable penalties associated with the violation, including, among others, administrative, civil and criminal penalties, damages and fines, and/or exclusion from participation in Medicare, Medicaid programs, including the California Medical Assistance Program (Medi-Cal—the California version of the Medicaid program) or other state or federal health care programs. Additionally, we could be required to refund payments received by us, and we could be required to curtail or cease our operations.

If we become subject to claims relating to the receipt and handling of bio-hazardous materials (including infected blood), we could incur significant cost and liability.

Our quality control quality assurance process might involve the receipt and handling of whole blood, serum, or plasma from one or more individuals. We are subject to Federal, state and local regulations governing the use, manufacture, storage, handling and disposal of biological materials and waste products. We may incur significant costs complying with both existing and future environmental laws and regulations. In particular, we are subject to regulation by the Maryland Department of Health, the CLIA, Occupational Safety and Health Administration, or OSHA, and the Environmental Protection Agency, or EPA, and to regulation under the Toxic Substances Control Act and the Resource Conservation and Recovery Act in the United States. OSHA or the EPA may adopt additional regulations in the future that may affect our research and development programs. The risk of accidental contamination or injury from hazardous materials cannot be eliminated completely. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our workers’ compensation insurance. We may not be able to maintain insurance on acceptable terms, if at all.

In the event that one or more lawsuits are filed against us, we could be subject to reputational risk.

Our diagnostic tests are intended for use only as screening devices, which trigger more in-depth diagnostic procedures. If our tests failed and the patient sued us, we could incur reputational damage if doctors or patients were dissuaded from using our tests. Repeated lawsuits could also precipitate regulatory scrutiny that could negatively impact our ability to sell our products.

Risks Related to Ownership of Our Common Stock

Our listing differs significantly from an initial public offering conducted on a firm-commitment basis.

This is not an initial public offering of common stock conducted on a firm-commitment underwritten basis. There have been few companies that have undertaken a direct listing to date and there are many uncertainties associated with such type of listing. This listing of our common stock on Nasdaq differs from a firm-commitment underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

●	There are no underwriters engaged on a firm-commitment basis. Consequently, prior to the opening of trading on Nasdaq, there will be no traditional book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of trading of our common stock on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an initial public offering underwritten on a firm-commitment basis. Moreover, there will be no underwriters engaged on a firm-commitment underwritten basis assuming risk in connection with the initial resale of our common stock. In an initial public offering underwritten on a firm-commitment basis, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of shares. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions, there could be greater volatility in the public price of our common stock during the period immediately following the listing.

●	There is not a fixed number of securities available for sale. Therefore, there can be no assurance that any selling stockholders will sell any or all of their shares of common stock and there may initially be a lack of supply of, or demand for, our common stock on Nasdaq. Alternatively, we may have a large number of selling stockholders who choose to sell their shares of common stock in the near term resulting in an oversupply of our common stock, which could adversely impact the public price of our common stock once listed on Nasdaq.

●	Consistent with Regulation M and other federal securities laws applicable to a direct listing, we have not consulted with selling stockholders (other than our directors and officers who own our common stock) regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our common stock in the open market. None of our selling stockholders have entered into contractual lock-up agreements or other contractual restrictions on transfer. In a firm-commitment underwritten initial public offering, it is customary for an issuer’s officers, directors, and most of its other stockholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after listing. The shares being registered herein may be freely sold in market transactions following the listing and upon effectiveness of the registration statement of which this prospectus forms a part. If such sales were to occur in a significant amount, it may result in an oversupply of our common stock in the market, which could adversely impact the public price of our common stock. See “—Our shares of common stock currently have no public market. An active trading market may not develop or continue to be liquid and the market price of our common stock may be volatile.” Sales of substantial amounts of our common stock in the public markets by our founders, affiliates, or non-affiliates, or the perception that such sales might occur, could reduce the price that our common stock might otherwise attain. There can be no assurance that the selling stockholders will not sell all of their shares of our common stock, resulting in an oversupply of our common stock on Nasdaq. In the case of a lack of supply of our common stock, the trading price of our common stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our common stock if they are unable to purchase a block of our common stock in the open market in a sufficient size for their investment objectives due to a potential unwillingness of our existing stockholders to sell a sufficient amount of our common stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our common stock in a sufficient amount for their investment objectives, the market for our common stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our common stock. In the case of a lack of demand for our common stock, the trading price of our common stock could decline significantly and rapidly after our listing on Nasdaq.

●	We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading on Nasdaq. Instead, we may host an investor day, as well as engage in certain other investor education meetings. In advance of the investor day, we will announce the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We will prepare an electronic presentation for this investor day, which will have content similar to a traditional roadshow presentation, and make one version of the presentation publicly available, without restriction, on a website. There can be no guarantees that the investor day and other investor education meetings will have the same impact on investor education as a traditional “roadshow” conducted in connection with a firm-commitment underwritten initial public offering. As a result, there may not be efficient price discovery with respect to our common stock or sufficient demand among investors immediately after our listing, which could result in a more volatile public price of our common stock.

Such differences from a firm-commitment underwritten initial public offering could result in a volatile market price for our common stock and uncertain trading volume and may adversely affect your ability to sell your common stock.

The direct listing process differs from an initial public offering underwritten on a firm-commitment basis and the impact of awareness of our brand and investor recognition of our company on the demand for our common stock is unpredictable and our marketing and brand development efforts may not be successful.

As stated above, we will not conduct a traditional “roadshow” with underwriters prior to the opening of trading of our common stock on Nasdaq. Instead, we may engage in certain investor presentations and educational meetings to enhance our brand awareness and investor recognition of our company. In advance of any investor presentation or educational meeting, we will announce the date for such presentation or meeting through financial news outlets in a manner consistent with typical corporate outreach to investors. We will prepare an electronic presentation for any investor presentation or educational meeting that we hold, and will make the presentation publicly available, without restriction, on a website.

There can be no assurance that any investor presentations or other educational meetings that we hold will have the same impact on awareness of our brand and investor recognition of our company as a traditional “roadshow” conducted in connection with a firm-commitment underwritten initial public offering. As a result, there may not be efficient price discovery with respect to our common stock or sufficient demand among investors immediately following our listing, which could result in a more volatile public price of our common stock.

Our shares of common stock currently have no public market. An active trading market may not develop or continue to be liquid and the market price of our common stock may be volatile.

We expect our common stock to be listed and traded on Nasdaq. We will not be involved in the price setting process and the selling stockholders will not be involved in the price setting process. Additionally, the price of our shares in prior private transactions may have little or no relation to the opening price and subsequent public price of our stock on Nasdaq. We have engaged a third party firm to conduct a valuation pursuant to Nasdaq’s listing qualification rules and requirements. Prior to the listing on Nasdaq, there has not been a public market for our common stock, and an active market for our common stock may not develop or be sustained after the listing, which could depress the market price of our common stock and could affect the ability of our stockholders to sell our common stock. In the absence of an active public trading market, investors may not be able to liquidate their investments in our common stock. An inactive market may also impair our ability to raise capital by selling our common stock, our ability to motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our common stock as consideration.

In addition, we cannot predict the prices at which our common stock may trade on Nasdaq following the listing of our common stock, and the market price of our common stock may fluctuate significantly in response to various factors, some of which are beyond our control. In particular, as this listing is taking place through a novel process that is not a firm-commitment underwritten initial public offering, there will be no traditional book building process and no price at which traditional underwriters initially sold shares to the public to help inform efficient price discovery with respect to the opening trades on Nasdaq. On the day that our shares of common stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative current reference price on the basis of such accepted orders. The current reference price is calculated each second and, during a 10-minute “display only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “display only” period, a “pre-launch” period begins, during which Maxim, in its capacity as our financial advisor, must notify Nasdaq that our shares are “ready to trade.” Once Maxim has notified Nasdaq that our shares of common stock are ready to trade, Nasdaq will confirm the current reference price for our common stock, in accordance with the Nasdaq rules. If Maxim then approves proceeding at the current reference price, the applicable orders that have been entered will be executed at such price and regular trading of our common stock on Nasdaq will commence, subject to Nasdaq conducting validation checks in accordance with Nasdaq rules. Maxim will determine when our shares of common stock are ready to trade and approve proceeding at the current reference price primarily based on considerations of volume, timing and price. In particular, Maxim will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the current reference price. If Maxim does not approve proceeding at the current reference price (for example, due to the absence of adequate pre-opening buy and sell interest), it will request that Nasdaq delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade. For more information, see “Plan of Distribution.”

Additionally, prior to the opening trade, there will not be a price at which underwriters initially sold shares of common stock to the public as there would be in a firm-commitment underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, upon listing on Nasdaq, the public price of our common stock may be more volatile than in a firm-commitment underwritten initial public offering and could decline significantly and rapidly.

Furthermore, because of our novel listing process on Nasdaq, Nasdaq’s rules for ensuring compliance with its initial listing standards, such as those requiring a valuation or other compelling evidence of value, are untested. In the absence of a prior active public trading market for our common stock, if the price of our common stock or our market capitalization falls below those required by Nasdaq’s eligibility standards, we may not be able to satisfy the ongoing listing criteria and may be required to delist.

In addition, because of our novel listing process, individual investors, retail or otherwise, may have greater influence in setting the opening public price and subsequent public prices of our common stock on Nasdaq and may participate more in our initial trading than is typical for a firm-commitment underwritten initial public offering. These factors could result in a public price of our common stock that is higher than other investors (such as institutional investors) are willing to pay, which could cause volatility in the trading price of our common stock and an unsustainable trading price if the price of our common stock significantly rises upon listing and institutional investors believe our common stock is worth less than retail investors, in which case the price of our common stock may decline over time. Further, if the public price of our common stock is above the level that investors determine is reasonable for our common stock, some investors may attempt to short our common stock after trading begins, which would create additional downward pressure on the public price of our common stock. To the extent that there is a lack of consumer awareness among retail investors, such a lack of consumer awareness could reduce the value of our common stock and cause volatility in the trading price of our common stock.

The public price of our common stock following the listing also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:

●	the number of shares of our common stock publicly owned and available for trading;

●	overall performance of the equity markets and/or publicly-listed companies that offer competing products;

●	actual or anticipated fluctuations in our revenue or other operating metrics;

●	our actual or anticipated operating performance and the operating performance of our competitors;

●	changes in the financial projections we provide to the public or our failure to meet these projections;

●	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;

●	any major change in our board of directors, management, or key personnel;

●	the economy as a whole and market conditions in our industry;

●	rumors and market speculation involving us or other companies in our industry;

●	announcements by us or our competitors of significant innovations, new products, services, features, integrations or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business, in the U.S. or globally;

●	lawsuits threatened or filed against us;

●	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events; and

●	sales or expected sales of our common stock by us and our officers, directors and principal stockholders.

In addition, stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our common stock shortly following the listing of our common stock on Nasdaq as a result of the supply and demand forces described above. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations and financial condition.

We may not be able to maintain a listing of our common stock on Nasdaq.

If our common stock is listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we fail to meet any of Nasdaq’s continued listing standards or we violate Nasdaq listing requirements, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

We have never paid cash dividends on our common stock and we do not intend to pay dividends for the foreseeable future.

We have paid no cash dividends on our common stock to date, and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our stock. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, could cause the market price of our common stock to decline and would result in the dilution of your holdings.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, could cause the market price of our common stock to decline. We cannot predict the effect, if any, of future issuances of our securities on the price of our common stock. In all events, future issuances of our common stock would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur could adversely affect the market price of our common stock.

Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common stock.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common stock. Moreover, if we issue preferred stock, the holders of such preferred stock could be entitled to preferences over holders of common stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred stock in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common stock must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our common stock.

Investors in our common stock may be unable to bring claims under Sections 11 and 12(a)(2) of the Securities Act due to the tracing requirement, which may limit the remedies available to investors in a direct listing.

In a traditional underwritten initial public offering, investors can generally trace their shares to the registration statement, enabling them to bring claims under Sections 11 and 12(a)(2) of the Securities Act for material misstatements or omissions. However, in a direct listing like ours that does not involve a firm commitment underwriting—where both registered and unregistered shares may be sold into the public market on the first day of trading—investors may be unable to establish that their shares were issued pursuant to the registration statement. As a result, liability under Section 11 and possibly Section 12(a)(2) may be unavailable to some investors, even in the event of a material misstatement or omission.

In June 2023, the U.S. Supreme Court held in Slack Technologies, LLC v. Pirani that shareholders asserting Section 11 claims must plead and prove that their shares are traceable to the allegedly defective registration statement. The U.S. Court of Appeals for the Ninth Circuit, in its 2025 opinion on remand, confirmed that the tracing requirement applies in the context of direct listings and that tracing shares to a registration statement is particularly difficult where registered and unregistered shares begin trading at the same time. While the scope of Section 12(a)(2) liability remains unresolved, courts may impose similar traceability requirements.

Accordingly, if you purchase our common stock in the open market following this direct listing, you may not be able to assert claims under Section 11 or Section 12(a)(2) of the Securities Act for any material misstatements or omissions in this prospectus or the registration statement of which this prospectus forms a part. This limitation may reduce the potential remedies available to investors, limit recovery in the event of a violation of the federal securities laws, and adversely affect the market price of our common stock. Moreover, because our potential liability under the Securities Act may be reduced as compared to a traditional initial public offering, investors may face greater risk in the event of inaccurate or incomplete disclosures.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our common stock could be negatively affected.

Any trading market for our common stock may be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our common stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our common stock could be negatively affected.

If our shares of common stock become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not maintain a listing on Nasdaq or another national securities exchange and if the price of our common stock is less than $5.00, our common stock could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our stockholders could receive less information than they might expect to receive from more mature public companies.

Upon the completion of our direct listing, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the effective date of the registration statement of which this prospectus forms a part, (ii) the last day of the first fiscal year in which our total annual gross revenues are $1.235 billion or more, (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our stockholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock.

We are also a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

Rule 12b-2 of the Exchange Act defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

●	had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

●	in the case of an initial registration statement under the Securities Act or the Exchange Act for shares of its common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

●	in the case of an issuer whose public float as calculated under paragraph (1) or (2) of this definition was zero or whose public float was less than $700 million, had annual revenues of less than $100 million during the most recently completed fiscal year for which audited financial statements are available.

As a smaller reporting company, we will not be required and may not include a compensation discussion and analysis section in our proxy statements and we will provide only two years of financial statements. We also will have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies which could make our common stock less attractive to potential investors, which could make it more difficult for our stockholders to sell their shares.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, and limit attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control of our company or changes in our management. Our authorized but unissued shares of common stock are available for our board of directors to issue without stockholder approval, subject to Nasdaq’s rules. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions and employee stock plans. The existence of our authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of our company by means of a proxy context, tender offer, merger or other transaction since our board of directors can issue large amounts of capital stock as part of a defense to a take-over challenge. In addition, we have authorized in our certificate of incorporation 20,000,000 shares of preferred stock. Our board acting alone and without approval of our stockholders, subject to Nasdaq’s rules, can designate and issue one or more series of preferred stock containing super-voting provisions, enhanced economic rights, rights to elect directors, or other dilutive features, that could be utilized as part of a defense to a take-over challenge.

In addition, various provisions of our bylaws may also have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of our company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. Our bylaws contain limitations as to who may call special meetings as well as require advance notice of stockholder matters to be brought at a meeting. Additionally, our bylaws also provide that no director may be removed by less than a majority of the issued and outstanding shares entitled to vote on the removal. Our bylaws also permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Our bylaws also establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Moreover, Section 203 of the General Corporation Law of the State of Delaware may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock. See “Description of Capital Stock” for additional information.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditures;

●	growth of and competition trends in our industry;

●	our expectations regarding demand for, and market acceptance of, our products;

●	our expectations regarding our relationships with investors, institutional funding partners and other parties we collaborate with;

●	fluctuations in general economic and business conditions in the market in which we operate; and

●	relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

The selling stockholders may, or may not, elect to sell shares of our common stock covered by this prospectus. To the extent any selling stockholder chooses to sell shares of our common stock covered by this prospectus, we will not receive any proceeds from any such sales of our common stock.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the near future. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. See also “Risk Factors—Risks Related to Ownership of Our Common Stock—We have never paid cash dividends on our common stock and we do not intend to pay dividends for the foreseeable future.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

We develop and commercialize AI-powered, laboratory-based blood tests for the early detection and prevention of cancers and chronic diseases.

We offer two families of lab tests, both under our OneTest brand: (i) OneTest for Cancer, a MCED blood test which has been our primary commercial focus and source of revenues since we wound down our COVID-19 testing business, and (ii) OneTest for Longevity, which measures inflammatory biomarkers, that we expect to launch in the second half of 2025. Both tests are run in our CAP accredited, CLIA licensed laboratory in Gaithersburg, MD. That laboratory also hosts our CLIAx, which we believe is the country’s first shared CLIA laboratory for overseas diagnostics start-ups seeking to launch novel lab tests in the U.S. without the expense of establishing and operating their own, independent lab.

As noted above, during the COVID-19 pandemic, we also provided COVID-19 viral testing using PCR analytical equipment in our clinical laboratory. Our legacy business also includes a pioneering field test kit for screening suspicious powders for bioterror agents known as BioCheck.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to access additional capital and the size and timing of subsequent financings;

●	the costs of acquiring additional data, technology, and/or intellectual property to successfully reach our goals and to remain competitive;

●	personnel and facilities costs in any region in which we seek to introduce and market our products;

●	the costs of sales, marketing, and customer acquisition;

●	the average price per test paid by consumers;

●	the number of tests ordered per quarter;

●	the costs of third-party laboratories to run our tests;

●	the costs of compliance with any unforeseen regulatory obstacles or governmental mandates in any states or countries in which we seek to operate; and

●	the costs of any additional clinical studies which are deemed necessary for us to remain viable and competitive in any region of the world.

Recent Developments

In May 2025, we launched an equity crowdfunding offering under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder, pursuant to which we offered convertible promissory notes. The initial closing of this offering was completed in July 2025 and the offering terminated on August 14, 2025. We issued notes in the aggregate principal amount of $493,000 for gross proceeds of $493,000 and net proceeds of approximately $438,000. The notes bear interest at a rate of fifteen percent (15%) per annum and are due and payable within ninety (90) days of written demand from the holder; provided that such written demand may not occur prior to the date that is twenty-four (24) months from the date of issuance. The notes may not be pre-paid by us without the prior written consent of the holders of a majority of the then outstanding principal amount of the notes. The notes are unsecured and contain customary events of default. The notes are convertible into common stock as follows:

●	If our company’s (or a successor to our company’s) shares are listed on a national securities exchange, including, without limitation, through a firm underwritten initial public offering, merger, reverse merger, or direct listing, all of the principal and accrued interest then outstanding under the notes shall be automatically converted, without any action by the holders, into a number of shares equal to the number that results from the following equation: dividing (i) all of the principal and accrued interest then outstanding under the notes by (ii) a conversion price equal to (A) eighty percent (80%) of the price per share sold to the public by the underwriters at the closing of the initial public offering, or (B) in the event of a merger, reverse merger, or direct listing, the volume weighted average price of our common stock during the five (5) trading days following such merger, reverse merger, or direct listing.

●	If we consummate a financing transaction whereby any equity or equity-linked securities are sold to investors in exchange for cash in which we receive gross proceeds of at least four million dollars ($4,000,000) (including the conversion of the notes) (which is referred to as a Qualified Financing), then effective upon the closing of the Qualified Financing, all of the principal and accrued interest then outstanding under the notes shall be automatically converted, without any action by the holders, into a number of shares or units, as applicable, that were sold in such Qualified Financing at a conversion price equal to eighty percent (80%) of the price per share or unit, as applicable, sold in such Qualified Financing.

●	If we consummate a financing transaction whereby any equity or equity-linked securities are sold to investors in exchange for cash in a transaction that does not constitute a Qualified Financing, then the holders of a majority of the then outstanding principal amount of the notes shall have the option to treat such equity financing as a Qualified Financing.

Emerging Growth Company

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the effective date of the registration statement of which this prospectus forms a part, (ii) the last day of the first fiscal year in which our total annual gross revenues are $1.235 billion or more, (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Results of Operations

Comparison of Six Months Ended June 30, 2025 and 2024

The following table sets forth key components of our results of operations during the six months ended June 30, 2025 and 2024, both in dollars and as a percentage of our revenues.

	June 30, 2025		June 30, 2024
	Amount	% of Revenues	Amount	% of Revenues
Revenues	$1,088,880	100.00%	$855,250	100.00%
Cost of revenues	759,822	69.78%	682,109	79.76%
Gross profit	329,058	30.22%	173,141	20.24%
Operating expenses:
Sales, general and administrative	1,615,955	148.41%	2,181,124	255.03%
Research and development	330,955	30.39%	518,626	60.64%
Total operating expenses	1,946,910	178.80%	2,699,750	315.67%
Operating loss	(1,617,852)	(148.58)%	(2,526,609)	(295.42)%
Other income (expense):
Interest expense	(1,675)	(0.15)%	(12,646)	(1.48)%
Interest income	14,131	1.30%	51,271	5.99%
Other income (expense), net	(115)	(0.01)%	58,889	6.89%
Total other (income) expense	12,341	1.13%	97,514	11.40%
Net loss	$(1,605,511)	(147.45)%	$(2,429,095)	(284.02)%

Revenues. We generated revenues from sales of OneTest, BioCheck and from our CLIAx during the six months ended June 30, 2025 and 2024. Our total revenues increased by $233,630, or 27.32%, to $1,088,880 for the six months ended June 30, 2025 from $855,250 for the six months ended June 30, 2024. Such an increase was due to increases in revenues from all of our revenue streams, as described in more detail below. The following table summarizes our revenues by product:

	June 30, 2025		June 30, 2024
	Amount	% of Revenues	Amount	% of Revenues
OneTest	$944,553	86.75%	$753,520	88.11%
BioCheck	97,836	8.99%	70,080	8.19%
CLIAx	46,491	4.27%	31,650	3.70%
Total revenues	$1,088,880		$855,250

Revenues from sales of OneTest increased by $191,033, or 25.35%, to $944,553 for the six months ended June 30, 2025 from $753,520 for the six months ended June 30, 2024. Such an increase was primarily the result of higher sales volumes. We sold 2,787 Standard Tests and 1,355 Premium Tests for the six months ended June 30, 2024, and 2,915 Standard Tests and 1,989 Premium Tests for the six months ended June 30, 2025, representing increases of approximately 4.6% and 46.8%, respectively. The larger increase in Premium Tests also contributed to the increase in revenue given their higher retail price point of $345 compared to $199 for the Standard Test.

Revenues from sales of BioCheck increased by $27,756, or 39.61%, to $97,836 for the six months ended June 30, 2025 from $70,080 for the six months ended June 30, 2024. Such an increase was primarily the result of higher sales volumes.

Revenues from our CLIAx increased by $14,841, or 46.89%, to $46,491 for the six months ended June 30, 2025 from $31,650 for the six months ended June 30, 2024. Such an increase was driven by improvements in technical and managerial staffing and revenues attributable to biennial CLIA regulatory inspection, which took place in February 2025.

Cost of revenues. Our cost of revenues includes materials, labor, and laboratory expenses. Our cost of revenues increased by $77,713, or 11.39%, to $759,822 for the six months ended June 30, 2025 from $682,109 for the six months ended June 30, 2024. As a percentage of revenues, cost of revenues was 69.78% and 79.76% for the six months ended June 30, 2025 and 2024, respectively. This decrease was primarily due to the change in product mix, as illustrated by the table below.

	June 30, 2025				June 30, 2024
	Revenues	Cost of Revenues	Gross Profit	Gross Margin	Revenues	Cost of Revenues	Gross Profit	Gross Margin
OneTest	$944,553	$685,439	$259,114	27.43%	$753,520	$630,712	$122,808	16.30%
BioCheck	97,836	60,575	37,261	38.09%	70,080	38,954	31,126	44.41%
CLIAx	46,491	13,808	32,683	70.03%	31,650	12,443	19,207	60.69%
	$1,088,880	$759,822	$329,058	30.22%	$855,250	$682,109	$173,141	20.24%

Gross profit and gross margin. As a result of the foregoing, our gross profit increased by $155,917, or 90.05%, to $329,058 for the six months ended June 30, 2025 from $173,141 for the six months ended June 30, 2024. Gross profit as a percentage of revenues (gross margin) was 30.22% and 20.24% for the six months ended June 30, 2025 and 2024, respectively.

Sales, general and administrative expenses. Our sales, general and administrative expenses include sales, marketing, office leases, overhead, executive compensation, legal, regulatory, government relations, and similar expenses. Our sales, general and administrative expenses decreased by $565,169, or 25.91%, to $1,615,955 for the six months ended June 30, 2025 from $2,181,124 for the six months ended June 30, 2024. As a percentage of revenues, sales, general and administrative expenses were 148.41% and 255.03% for the six months ended June 30, 2025 and 2024, respectively. Such a decrease was primarily due to an overall decrease in salary and related costs of $32,158, a reduction is advertising and related activities of $241,571, a decrease in office related costs of $39,734, and a decrease in non-cash stock compensation of $358,964, offset by an increase in professional fees for accounting, legal, regulatory and business development activities of $79,149.

Research and development expenses. Our research and development expenses include clinical data acquisitions, laboratory validation and bridging studies, data analysis algorithms, and non-capitalizable machine learning software development. It also includes laboratory test validation and technical consultation. Our research and development expenses decreased by $187,671, or 36.19%, to $330,955 for the six months ended June 30, 2025 from $518,626 for the six months ended June 30, 2024. As a percentage of revenues, research and development expenses were 30.39% and 60.64% for the six months ended June 30, 2025 and 2024, respectively. Such a decrease was primarily due to a reduction of salary and related costs of $81,485 and a decrease of lab and related supplies of $131,214, offset by an increase of $30,000 for a license fee.

Total other income (expense). We had total other income, net, of $12,341 for the six months ended June 30, 2025, as compared to other income, net, of $97,514 for the six months ended June 30, 2024. Total other income, net, for the six months ended June 30, 2025 consisted of interest income of $14,131, offset by interest expense of $1,675 and other expense of $115, while total other income, net, for the six months ended June 30, 2024 consisted of interest income of $51,271 and other income of $58,889, which consisted of a sales and use tax refund, offset by interest expense of $12,646.

Net loss. As a result of the cumulative effect of the factors described above, we generated a net loss of $1,605,511 for the six months ended June 30, 2025, as compared to $2,429,095 for the six months ended June 30, 2024, a decrease of $823,584, or 33.90%.

Comparison of Years Ended December 31, 2024 and 2023

The following table sets forth key components of our results of operations during the years ended December 31, 2024 and 2023, both in dollars and as a percentage of our revenues.

	December 31, 2024		December 31, 2023
	Amount	% of Revenues	Amount	% of Revenues
Revenues	$1,752,343	100.00%	$1,424,304	100.00%
Cost of revenues	1,373,432	78.38%	1,315,166	92.34%
Gross profit	378,911	21.62%	109,138	7.66%
Operating expenses:
Sales, general and administrative	4,454,787	254.22%	5,061,450	355.36%
Research and development	1,160,181	66.21%	1,409,150	98.94%
Loss on impairment of fixed assets	16,356	0.93%	209,073	14.68%
Total operating expenses	5,631,324	321.36%	6,679,673	468.98%
Operating loss	(5,252,413)	(299.74)%	(6,570,535)	(461.32)%
Other income (expense):
Interest expense	(12,646)	(0.72)%	(27,915)	(1.96)%
Interest income	79,467	4.53%	209,150	14.68%
Other income (expense)	58,925	3.36%	(2,009)	(0.14)%
Total other (income) expense	125,746	7.18%	179,226	12.58%
Net loss	$(5,126,667)	(292.56)%	$(6,391,309)	(448.74)%

Revenues. We generated revenues from sales of OneTest, BioCheck and from the CLIAx during the year ended December 31, 2024, and also generated revenues from COVID-19 tests in the year ended December 31, 2023. Our total revenues increased by $328,039, or 23.03%, to $1,752,343 for year ended December 31, 2024 from $1,424,304 for the year ended December 31, 2023. Such an increase was due to a significant increase in revenues from sales of OneTest and an increase in revenues from the CLIAx, offset by decreased revenues from BioCheck and COVID-19 testing. The following table summarizes our revenues by product:

	December 31, 2024		December 31, 2023
	Amount	% of Revenues	Amount	% of Revenues
COVID-19 PCR Tests	$-	-	$250,145	17.56%
COVID-19 Antibody/Antigen Tests	-	-	2,375	0.17%
OneTest	1,490,881	85.08%	921,502	64.70%
BioCheck	177,283	10.12%	187,926	13.19%
CLIAx	84,179	4.80%	62,356	4.38%
Total revenues	$1,752,343		$1,424,304

Revenues from COVID-19 tests were derived from two classes of tests: (i) rapid point-of-care tests (antibody and antigen) that were distributed after validating and (ii) lab-based PCR testing of nasal swabs sent to our CLIA lab from area nursing homes, numerous county school systems in the State of Maryland and the Montgomery County Health Department. We did not generate any revenues from COVID-19 testing for the year ended December 31, 2024, as compared to revenues of $252,520 for the year ended December 31, 2023. We do not anticipate additional COVID-19 testing absent a new variant resulting in a significant increase in cases.

Revenues from sales of OneTest increased by $569,379, or 61.79%, to $1,490,881 for the year ended December 31, 2024 from $921,502 for the year ended December 31, 2023. The launch of OneTest Premium in October 2023 contributed to the increase in revenue as the OneTest Premium pricing is approximately 73% higher than OneTest Standard and approximately 30% of total revenues were derived from OneTest Premium in 2024. We also added additional sales personnel to drive sales growth for commercial businesses, primarily fire departments, and on-line advertising was directed to OneTest for direct-to-consumer sales over the last year.

Revenues from sales of BioCheck decreased by $10,643, or 5.66%, to $177,283 for the year ended December 31, 2024 from $187,926 for the year ended December 31, 2023. The BioCheck product is no longer under patent protection and as such, sales are generated mainly by existing customers. There are no dedicated sales personnel or marketing dollars directed to the generation of BioCheck sales.

Revenues from our CLIAx increased by $21,823, or 35.00%, to $84,179 for the year ended December 31, 2024 from $62,356 for the year ended December 31, 2023. Such an increase was the result of increased lab services to process the increase in sales by the CLIAx customer of their specific test in the U.S. The agreement with the CLIAx customer includes future revenue sharing and co-marketing of their test into the U.S. market if we are involved in the selling of these tests. We are not currently selling their product.

Cost of revenues. Our cost of revenues increased by $58,266, or 4.43%, to $1,373,432 for the year ended December 31, 2024 from $1,315,166 for the year ended December 31, 2023. As a percentage of revenues, cost of revenues was 78.38% and 92.34% for the years ended December 31, 2024 and 2023, respectively. This decrease was primarily driven by the lack of sales of COVID-19 tests, which had very low gross margins in 2023, and the increase in revenue from sales of OneTest Premium, which have higher sales prices than OneTest Standard, while our fixed costs related to laboratory operations remained stable, as illustrated by the following table:

	December 31, 2024				December 31, 2023
	Revenues	Cost of Revenues	Gross Profit	Gross Margin	Revenues	Cost of Revenues	Gross Profit	Gross Margin
COVID-19 Tests	$-	$-	$-	-	$252,520	$260,556	$(8,036)	(3.18)%
OneTest	1,490,881	1,263,523	227,358	15.25%	921,502	939,924	(18,422)	(2.00)%
BioCheck	177,283	86,445	90,838	51.24%	187,926	100,335	87,591	46.61%
CLIAx	84,179	23,464	60,715	72.13%	62,356	14,351	48,005	76.99%
	$1,752,343	$1,373,432	$378,911	21.62%	$1,424,304	$1,315,166	$109,138	7.66%

Gross profit and gross margin. As a result of the foregoing, our gross profit increased by $269,773, or 247.19%, to $378,911 for the year ended December 31, 2024 from $109,138 for the year ended December 31, 2023. Gross profit as a percentage of revenues (gross margin) was 21.62% and 7.66% for the years ended December 31, 2024 and 2023, respectively.

Sales, general and administrative expenses. Our sales, general and administrative expenses decreased by $606,663, or 11.99%, to $4,454,787 for the year ended December 31, 2024 from $5,061,450 for the year ended December 31, 2023. As a percentage of revenues, sales, general and administrative expenses were 254.22% and 355.36% for the years ended December 31, 2024 and 2023, respectively. Attributors to the decrease include an overall decrease in salary and related costs of $366,215, which was primarily related to administrative and support staff as COVID-19 related activities diminished, a reduction is advertising and related activities of $127,229, a decrease in office related costs of $191,027, as well as professional fees for accounting, legal, regulatory and business development activities reduced by $127,229 related to decreased regulatory filings and negotiation of license agreements for technology to enhance our product offerings. An offset to the decrease was primarily due to the recognition of $1,245,963 in non-cash stock compensation expense recorded upon the granting of stock options in 2024 as compared to $892,332 in 2023.

Research and development expenses. Our research and development expenses decreased by $248,969, or 17.67%, to $1,160,181 for the year ended December 31, 2024 from $1,409,150 for the year ended December 31, 2023. As a percentage of revenues, research and development expenses were 66.21% and 98.94% for the years ended December 31, 2024 and 2023, respectively. Approximately 90%, or $1,044,163, of the expenses in 2024 were incurred on the clinical and LDT validations of OneTest Standard and Premium (BioInfra I-Finder) capillary collection methodology, with the remaining $116,018 on activities supporting preliminary studies for OneTest for Longevity. The decrease in research and development costs was due to higher expenses in 2023 related to the development of OneTest Premium. We anticipate continued costs for research and development for our OneTest for Longevity, which is expected to launch in 2025.

Loss on impairment of fixed assets. In the year ended December 31, 2024, we recorded an impairment charge of $16,356 for certain lab equipment. In the year ended December 31, 2023, we performed an impairment analysis of laboratory equipment utilized in COVID-19 testing due to the significant material decrease in revenue and cash flow related to the COVID-19 testing and recorded an impairment charge of $209,073. It was determined after discussion with lab personnel that certain PCR laboratory equipment could be repurposed for potential future products and would be retained for research and development. As of December 31, 2023, we had no PCR testing inventory since the supplies were expensed to for research and development.

Total other income (expense). We had total other income net, of $125,746 for the year ended December 31, 2024, as compared to other income, net, of $179,226 for the year ended December 31, 2023. Total other income, net, for the year ended December 31, 2024 consisted of interest income of $79,467 and other income of $58,925 due to a refund of sales and use taxes from the State of Maryland, offset by interest expense of $12,646, while total other income, net, for the year ended December 31, 2023 consisted of interest income of $209,150, offset by interest expense of $27,915 and other expenses of $2,009.

Net loss. As a result of the cumulative effect of the factors described above, we generated a net loss of $5,126,667 for the year ended December 31, 2024, as compared to $6,391,309 for the year ended December 31, 2023, a decrease of $1,264,642, or 19.79%.

Liquidity and Capital Resources

As of June 30, 2025, we had cash and cash equivalents of $1,023,949. Historically, our sources of cash have included private placements of equity securities and cash generated from revenues.

Management has prepared estimates of operations believes that sufficient funds will be generated from operations to fund our operations and to service our debt obligations for at least the next twelve months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Summary of Cash Flows

The following table provides detailed information about our net cash flow for the period indicated:

	Six Months Ended June 30,		Years Ended December 31,
	2024	2024	2024	2023
Net cash used in operating activities	$(1,022,398)	$(1,479,934)	$(2,598,785)	$(4,479,971)
Net cash used in investing activities	-	-	-	(43,764)
Net cash provided by (used in) financing activities	262,338	103,629	293,333	(194,379)
Net decrease in cash and cash equivalents	(760,060)	(1,376,305)	(2,305,452)	(4,718,114)
Cash and cash equivalents at beginning of period	1,784,009	4,089,461	4,089,461	8,807,575
Cash and cash equivalent at end of period	$1,023,949	$2,713,156	$1,784,009	$4,089,461

Net cash used in operating activities was $1,022,398 for the six months ended June 30, 2025, as compared to $1,479,934 for the six months ended June 30, 2024. Cash used in operating activities for the six months ended June 30, 2025 was mainly attributed to the net loss of $1,605,511 and primarily the addition of non-cash adjustments that positively impact operating cashflows, which includes $259,300 of stock-based compensation and depreciation and amortization of $33,304. The remaining change was primarily attributed to net positive cash from changes in operating assets and liabilities of $282,937. Cash used in operating activities for the six months ended June 30, 2024 was mainly attributed to the net loss of $2,429,095 and primarily the addition of non-cash adjustments that positively impact operating cashflows, which includes $627,862 of stock-based compensation and depreciation and amortization of $59,782. The remaining change was primarily attributed to net positive cash from changes in operating assets and liabilities of $246,286.

Net cash used in operating activities was $2,598,785 for the year ended December 31, 2024, as compared to $4,479,971 for the year ended December 31, 2023. Cash used in operating activities for the year ended December 31, 2024 was mainly attributed to the net loss of $5,126,667 and the addition of non-cash adjustments that positively impact operating cashflows, which includes $1,751,098 of stock-based compensation and a loss on impairment of fixed assets of $16,356. The remaining change was primarily attributed to net positive cash from changes in operating assets and liabilities of $619,693. Cash used in operating activities for the year ended December 31, 2023 was mainly attributed to the net loss of $6,391,309 and the addition of non-cash adjustments that positively impact operating cashflows, which includes $1,303,952 of stock-based compensation and $209,073 of impairment of fixed assets. The remaining net decrease was primarily attributed to net positive cash from accounts receivable of $696,090 offset by a reduction to accounts payable and accrued expenses of $521,113.

We had no investing activities for the six months ended June 30, 2025 and 2024 or for the year ended December 31, 2024. For the year ended December 31, 2023, net cash used in investing activities was $43,764, which consisted of the acquisition of technology under a license agreement of $34,381 and purchases of capital equipment of $9,383

Net cash provided by financing activities was $262,338 for the six months ended June 30, 2025, as compared to $103,629 for the six months ended June 30, 2024. The net cash provided by financing activities for the six months ended June 30, 2025 consisted of proceeds from the issuance of the convertible notes described below of $70,000 and proceeds from the issuance of series D preferred stock of $192,338, while the net cash provided by financing activities for the six months ended June 30, 2024 consisted entirely of proceeds from the issuance of series D preferred stock.

Net cash provided by financing activities was $293,333 for the year ended December 31, 2024, as compared to net cash used in financing activities of $194,379 for the year ended December 31, 2023. The net cash provided by financing activities for the year ended December 31, 2024 consisted of proceeds from preferred stock offerings of $293,333, while the net cash used in financing activities for the year ended December 31, 2023 consisted of deferred offering costs of $148,387 and principal payments on financing lease payments of $46,575, offset by net of proceeds from the exercise of warrants of $583.

Convertible Promissory Notes

In January 2025, we issued convertible promissory notes in the aggregate principal amount of $70,000 for gross proceeds of $70,000. The notes bear interest at a rate of five percent (5%) per annum and are due and payable within thirty (30) days of written demand from the holder; provided that such written demand may not occur prior to the date that is thirty-six (36) months from the date of issuance. The notes are unsecured and contain customary events of default. The notes are convertible into our common stock as follows:

●	If our common stock is listed on a national stock exchange, including, without limitation, through a firm underwritten initial public offering, all of the principal and accrued interest then outstanding under the notes shall be automatically converted, without any action by the holder, into shares of common stock at a conversion price equal to eighty percent (80%) of the price per share sold to the public by the underwriters at the closing of the initial public offering; provided, however, that in no event shall the number of shares be less than the number of shares issuable pursuant to a conversion upon a Qualified Financing (as defined below).

●	If we consummate a financing transaction whereby any equity or equity-linked securities are sold to investors in exchange for cash for gross proceeds of at least ten million dollars ($10,000,000) (which we refer to as a Qualified Financing), then effective upon the closing of the Qualified Financing, all of the principal and accrued interest then outstanding under the notes shall be automatically converted, without any action by the holder, into a number of shares or units, as applicable, that were sold in such Qualified Financing at a conversion price equal to eighty percent (80%) of the price per share or unit, as applicable, sold in such Qualified Financing; provided, however, that the conversion price per share or unit, as applicable, shall not exceed the quotient obtained by dividing $70,000,000 by the total number shares of common stock outstanding on a fully diluted basis (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities issuable upon the conversion of the notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)).

●	If we consummate an equity financing pursuant to which we sell shares of equity or equity-linked securities in a transaction that does not constitute a Qualified Financing, then the holders of at least a majority in principal amount of the notes then outstanding shall have the option to treat such equity financing as a Qualified Financing.

Contractual Obligations

Our principal commitments consist mostly of obligations under the convertible notes described above and the operating leases described under “Business—Facilities.” Other than indicated above, at June 30, 2025, we did not have other long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Revenue Recognition. In accordance with Accounting Standards Codification, or ASC, Topic 606, Revenue from Contracts with Customers, we recognize revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods and services. To determine revenue recognition for arrangements that we deem are within the scope of ASC Topic 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) calculate transfer price; (iv) allocate the transaction price to the performance obligation in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Performance obligations for four different types of services are discussed below:

●	OneTest ‒ Revenues from the sale of OneTest are recognized when returned serum specimens are analyzed in our CLIA laboratory and the results are reported to the customer. The specific transaction price is provided to the customer at the time of purchase either through the on-line portal or via a sales quote for commercial clients, which may be discounted from list price based on volume of tests ordered. Periodically, discounts are provided to individuals when purchased through our online portal. No estimates or adjustments are made to the transaction price for returns or refunds, since these events rarely occur. There are three customer groups: (i) individuals who purchase tests through our online portal; (ii) commercial clients that pay upfront for test kits and (iii) professional health organizations that purchase collection kits and are all billed upon completion of testing and when results are reported to the customer. Contracts with customers do not contain significant financing components based on the typical period between performance of services and collection of consideration. There are very little requests for returns or refunds. We also license proprietary algorithms to customers under contracts that include usage-based per-case testing fees. Per-case testing fees represent variable consideration based on actual usage. Revenue from such fees is recognized at the point in time when the testing services are performed, as this is when we satisfy our performance obligation and the customer obtains the benefits of the test results.

●	BioCheck ‒ Revenues for kits are recognized when kits are shipped to the customer. The specific transaction price is provided to the customer at the time of purchase, which may be discounted from list price based on the volume of tests ordered. No estimates or adjustments are made to the transaction price for returns or refunds, since these events rarely occur. Customers’ payment terms are due upon receipt and are not provided significant financing components based on the typical period between shipment of the product and collection of consideration. There are no requests for returns or refunds.

●	COVID-19 Tests:

o	Point-of-Care (POC) Test Kits ‒ Revenues for COVID-19 distributed test kits for use at the POC (i.e., rapid antigen and antibody tests) are recognized when test kits are shipped to the customer based on negotiated prices per individual contracts. Customers’ payment terms are due upon receipt of the invoice and are not provided significant financing components based on the typical period between shipment of the product and collection of consideration. There are no requests for returns or refunds.

o	COVID-19 Lab Tests (PCR) ‒ Revenues from the sale of COVID-19 viral (PCR) tests are recognized when returned nasal swabs are analyzed in our CLIA laboratory and the results are reported to the customer.

▪	For direct billing to customers, revenue is recorded based on the agreed contracted amount for each test completed. Customers’ payment terms are net 30 days and are not provided significant financing components based on the typical period between completed tests and collection of consideration.

▪	For insurance, we estimate the amount of consideration we expect to be entitled to receive from customer groups in exchange for providing services using the portfolio approach practical expedient. The use of the expedient is not expected to differ materially from applying the guidance to an individual contract. These estimates are based on utilizing the expected value method and include the impact of contractual allowances (including payer denials). The portfolios determined using the portfolio approach consist of the following groups of customers which are similar since they are all insurance providers with similar reimbursement practices: healthcare insurers and government payers (Medicare and Medicaid programs). The process for estimating revenues and the ultimate collection of accounts receivable involves significant judgment and estimation. We follow a standard process, which considers historical denial and collection experience and other factors (including the period of time that the receivables have been outstanding), to estimate contractual allowances and recording adjustments in the current period as changes in estimates. Further adjustments to the allowances, based on actual receipts, may be recorded upon settlement. We rely on a third part billing company to process all claims to be paid by insurance providers. As a result, the average days to receive payment on these types of claims exceeds ninety days in some cases. As of June 30, 2025 and December 31, 2024, we were owed $0 and $2,078, respectively, from insurance companies. These claims are no longer billable directly to the customer and if not reimbursed by the insurance providers the balance will be written off against the allowance for doubtful accounts.

●	CLIAx – Contractually, we can earn revenue in two ways: (i) by providing laboratory services and (ii) through co-marketing activities of the CLIAx clients laboratory developed tests. Revenue for laboratory services is recognized monthly based on agreed laboratory activities for space, equipment use and contracted personnel. The revenue that can be earned through co-marketing activities would be recognized if we sell any of the customer’s products. As of June 30, 2025, the CLIAx customer is working through its marketing plan and we have not yet performed any co-marketing activities and as a result have not sold any CLIAx products or recognized any related revenue.

Impairment of Long-Lived Assets. The long-lived assets held and used by us are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted operating cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. We did not recognize an impairment loss for the six months ended June 30, 2025 and 2024. The impairment losses for the years ended December 31, 2024 and 2023 were $16,356 and $209,073, respectively, for certain equipment and patent costs.

Preferred Stock. ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by us. Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by us.

Shipping and Handling. Amounts billed to a customer for shipping and handling are reported as revenues. Costs related to shipments to us are classified as cost of sales and totaled $61,710 and $89,289 for the six months ended June 30, 2025 and 2024, respectively, and $153,936 and $134,824 for the years ended December 31, 2024 and 2023, respectively.

Research and Development. We incur research and development costs during the process of researching and developing our laboratory tests, algorithms, information technologies, and other intellectual properties. Our research and development costs consist primarily of data acquisition and personnel costs of scientists and laboratory technicians. We expense these costs as incurred until the resulting product has been completed, tested, validated, and made ready for commercial use. Research and development expenses were $330,955 and $518,626 for the six months ended June 30, 2025 and 2024, respectively, and $1,160,181 and $1,409,150 for the years ended December 31, 2024 and 2023, respectively.

Stock-Based Compensation. We account for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as an expense over the employee’s requisite vesting period and over the non-employee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

BUSINESS

Overview

We develop and commercialize AI-powered, laboratory-based blood tests for the early detection and prevention of cancers and chronic diseases.

We offer two families of lab tests, both under our OneTest brand: (i) OneTest for Cancer, a MCED blood test which has been our primary commercial focus and source of revenues since we wound down our COVID-19 testing business, and (ii) OneTest for Longevity, which measures inflammatory biomarkers, that we expect to launch in the second half of 2025. Both tests are run in our CAP accredited, CLIA licensed laboratory in Gaithersburg, MD. That laboratory also hosts our CLIAx, which we believe is the country’s first shared CLIA laboratory for overseas diagnostics start-ups seeking to launch novel lab tests in the U.S. without the expense of establishing and operating their own, independent lab.

As noted above, during the COVID-19 pandemic, we also provided COVID-19 viral testing using PCR analytical equipment in our clinical laboratory. Our legacy business also includes a pioneering field test kit for screening suspicious powders for bioterror agents known as BioCheck.

As of the date of this prospectus, we generate revenue from three sources: OneTest for Cancer (primarily as a lab test in the U.S. but we also license our algorithms to overseas labs), BioCheck and from our CLIAx. For the six months ended June 30, 2025 and 2024, sales of OneTest for Cancer accounted for approximately 87% and 88% of our revenues, respectively, sales of BioCheck accounted for approximately 9% and 8% of our revenues, respectively, and our CLIAx accounted for approximately 4% and 4% of our revenues, respectively. For the years ended December 31, 2024 and 2023, sales of OneTest for Cancer accounted for approximately 85% and 65% of our revenues, respectively, sales of BioCheck accounted for approximately 10% and 13% of our revenues, respectively, our CLIAx accounted for approximately 5% and 4% of our revenues, respectively, and COVID-19 testing accounted for approximately 0% and 18% of our revenues, respectively.

Products

OneTest for Cancer

The Problem

Of the ten deadliest cancers in the U.S., only three — breast, colon, and prostate — have widely adopted screening modalities. This is despite growing evidence that early detection saves or extends lives for cancers of the lung, liver, pancreas, esophagus, and ovaries, which are not yet the subject of widespread asymptomatic screening. The survival rate for the deadliest cancers is closely linked to the stage at the time of diagnosis. With lung cancer, for example, some studies show a five-year survival rate approaching 90% for screen-detected Stage 1 cancers (see Henschke, et al. “Survival of patient with Stage 1 Lung Cancer Detected on CT Screening,” N. Engl. J. Med. 355 (2006)). That survival plummets to under 5% for cancers first diagnosed in Stage 4.

To address this void, a few MCEDs have entered the market in recent years and are generating significant enthusiasm among many medical practitioners, policymakers, employers, and consumers. MCEDs gained significant attention in 2022 as the White House included MCEDs as a core component of its “Cancer Moonshot” program and bi-partisan legislation has been introduced in Congress to make it easier for these types of screening tests to achieve reimbursement by government payers. See H.R.842 — Nancy Gardner Sewell Medicare Multi-Cancer Early Detection Screening Coverage Act reintroduced in the current 119th Congress (February 2025). The same bill was cosponsored by 319 House Members and over 60 Senators in the 118th Congress which ended December 2024.

Additionally, on February 26, 2025, the “Firefighter Investments to Recognize Exposure to Cancer Act of 2025” was reintroduced as H.R. 1610. If enacted, the legislation would allocate $700 million in grants to American firefighters to receive MCED tests through FEMA. FEMA and several states, including Maryland, New Hampshire, Louisiana, Vermont, and New Jersey, already reimburse their firefighters for obtaining MCEDs, including our OneTest (firefighters have proven higher incidence and death rates for several cancers and are a major segment of our customer base). We expect many more states to appropriate funding to reimburse their fire departments for MCED tests like OneTest in 2025 and 2026.

This focus on MCEDs has been further bolstered by the activities of high-profile companies offering or developing ctDNA based tests, such as Grail’s Galleri test, following technological advances in next-generation DNA sequencing and machine learning techniques. While ctDNA-based tests are newer and are seeing growing use by scientists, clinicians, and self-insured employers, they are significantly more expensive, are lacking in the level and number of analytical and clinical validation studies to support them and generally have not performed any better than protein-based technologies in terms of sensitivities for early-stage cancers in asymptomatic populations. Additionally, ctDNA tests require larger quantities of blood that require venipuncture whereas proteomic-based MCEDs work well with smaller volumes of capillary blood that can be easily collected in retail locations or at home without a phlebotomist.

Our Solution

To address this market, we are offering what we believe to be the first MCED blood tests to enter the American market based mainly on a panel of PTMs (a/k/a tumor antigens). PTMs have been extensively validated and are widely utilized in certain regions of the world for cancer screening (the Premium version of OneTest also includes inflammatory and metabolic biomarkers). Our patented approach improves upon the use of these biomarkers with various algorithms and is powered by AI. We believe that ours is the first and only MCED on the market in the U.S. that (i) is available at a starting price of under $200, (ii) can be accessed at home without painful needles, and (iii) has been demonstrated in studies conducted in 2024 by the NCI to correctly identify significant numbers of otherwise deadly cancers at early stages. These cancers include those of the lung, pancreas, and ovaries, which, when detected at an earlier stage, give the best chance of survival.

The OneTest algorithm combines the levels of protein biomarkers such as CEA, AFP, PSA, and others, with patient information (e.g., age, gender, smoking history, etc.). We report the values of the biomarkers along with a proprietary score indicating the likelihood of being diagnosed with cancer within a year of the test date (a sample lab report for OneTest Standard is shown below).

OneTest Premium, introduced in late 2023, also includes inflammatory and metabolic biomarkers, which are essentially probing the effected individual’s immune and metabolic response to the cancer. Exclusively licensed from BioInfra of Korea, OneTest Premium calculates the likelihood of eight specific tumor types rather than a pan-cancer likelihood score as is presented with OneTest Standard.

Since all the biomarkers tested in Standard are included in Premium, consumers of Premium, which comprise more than two-thirds of all OneTest customers, also get the Standard Report page.

We have positioned OneTest as a “top of funnel” first screening test due to its relatively low cost, higher sensitivity for earlier stage cancers, and ease of access due to the small amount of blood required. Those with abnormal OneTest results should receive follow-up, which in many cases may be limited to repeat testing to establish biomarker baselines and assess changes in biomarker values over time. Significantly high values or concerning changes in these values can subsequently, under the auspices of a healthcare provider, be followed up by imaging and ctDNA based MCEDs, which can better pinpoint location and type of possible malignancies. By way of example, suspicious results on a “top of funnel” first screening test might be used to indicate a second screening test which could be a molecular (ctDNA sequencing) or imaging modality which in turn might lead to biopsy as the definitive diagnostic. This approach very much differentiates OneTest from competing tests, including other MCED tests, whether based on ctDNA, protein biomarkers or other modalities. Most of these other screening tests are placed further down in the funnel and lead directly to more expensive and more invasive definitive diagnostic tests. As such, these competing modalities focus more on achieving the highest levels of specificity in order to reduce the number of false positive results that could lead directly to an expensive and invasive test. Because OneTest is positioned at the “top of the funnel,” meaning that immediate follow-up tests are less expensive and generally not invasive (beyond a second blood draw), the performance characteristics of OneTest are more focused on sensitivity, the detection of true positives, while accepting a lower specificity, as false positives will be removed further down the funnel.

Key Competitive Advantages

Our patented MCED approach, based on PTMs versus ctDNA, provides the following advantages (we refer to these advantages as our Straight A’s): Affordability, Accuracy, Accessibility, Acceleration Over Time, AI Powered Algorithms from Large Data Sets, Assists Imaging, and Advisory Expertise.

Affordability. Since the instruments and reagents we utilize in our lab are widely used around the world and adapted for automated analyzers, the costs to run these tests are quite low compared to DNA sequencing. Since our labor and reagent costs are lower, we can pass these savings on to the customer. In most cases, follow-up testing of high biomarkers is covered by insurance if prescribed by the customer’s own healthcare provider and can be run by other labs in-network with the customer’s health insurance plan. Our OneTest Standard is priced at under $200 versus $950 for Grail’s Galleri, the only other MCED being widely marketed in the U.S. at this time.

Accuracy. Evidence suggests that tumor antigens are more readily detectable in the blood at earlier stages than ctDNA. PTMs are produced in large quantities by living cancer cells as a part of their normal biological function. These proteins are subsequently released into the surrounding tissue and blood. On the other hand, ctDNA is derived from dying tumor cells at single copy number per cell and one would expect minimal cell death in early-stage cancers which consist of relatively few cells as the tumor is still quite small. While DNA detection methods are very sensitive, given the very low amount of ctDNA released into blood, a very large blood sample would need to be collected to expect the sample to actually contain the ctDNA. Indeed, clinical studies have demonstrated that the sensitivity of ctDNA-based MCEDs for early-stage cancers is less than 20% (see (i) Pons-Belda OD, Fernandez-Uriarte A, Diamandis EP. “Can Circulating Tumor DNA Support a Successful Screening Test for Early Cancer Detection? The Grail Paradigm.” Diagnostics (Basel). 2021 Nov 23;11(12):2171. doi: 10.3390/diagnostics11122171. PMID: 34943407; PMCID: PMC8700281; (ii) Pons-Belda OD, Fernandez-Uriarte A, Diamandis EP. “Multi Cancer Early Detection by Using Circulating Tumor DNA-The Galleri Test.” Reply to Klein et al. The Promise of Multicancer Early Detection. Comment on ‘Pons-Belda et al. Can Circulating Tumor DNA Support a Successful Screening Test for Early Cancer Detection? The Grail Paradigm. Diagnostics 2021, 11, 2171’. Diagnostics (Basel). 2022 May 17;12(5):1244. doi: 10.3390/diagnostics12051244. PMID: 35626399; PMCID: PMC9141547; and (iii) Bittla P, Kaur S, Sojitra V, Zahra A, Hutchinson J, Folawemi O, Khan S. “Exploring Circulating Tumor DNA (CtDNA) and Its Role in Early Detection of Cancer: A Systematic Review.” Cureus. 2023 Sep 22;15(9):e45784. doi: 10.7759/cureus.45784. PMID: 37745752; PMCID: PMC10516512).

BioInfra, the developer of OneTest Premium, published data for their related test offered in Korea, iFINDER, which is only slightly different from the test we offer (“Diagnostic value of combining tumor and inflammatory biomarkers in detecting common cancers in Korea” (2021) Clinica Chimica Acta, 516, 169-178). At our request, the data was recalculated, restricting the biomarkers to those used in OneTest Premium and resetting the individual cutoffs to achieve greater than 98% specificity for each cancer type. This data is from case-control (retrospective) cohorts including 1199 subjects (607 cases and 592 controls). Resulting data from these training/validation cohorts are reported in the table below:

Cancer	Stage	% Sensitivity @98% Specificity	Cancer	Stage	% Sensitivity @98% Specificity
Lung	Overall	51	Prostate	Overall	75.5
	Stage I	33.3		Stage I	100
	Stage II	61.1		Stage II	58.3
	Stage Ill	52.9		Stage III	88.9
	Stage IV	90.5
Liver	Overall	88.6	Ovary	Overall	73.7
	Stage I	85.7		Stage I	25
	Stage II	90.9		Stage II	100
	Stage Ill	100		Stage III	100
	Stage IV	100		Stage IV	80
Colorectal	Overall	72.1	Gastric	Overall	33.3
	Stage I	64.3		Stage I	27.3
	Stage II	80		Stage II	50
	Stage Ill	75.9		Stage III	80
	Stage IV	100	Breast	Overall	18.8
Pancreas	Overall	92.7		Stage I	15.4
	Stage I	85.7		Stage II	15.4
	Stage II	95.7		Stage III	57.1
	Stage Ill	100
	Stage IV	85.7

In the first quarter of 2023, BioInfra conducted a real-world analysis of their test performance based on data from Korean governmental cancer registries. It looked at results of the BioInfra test as reported in the health records of individual clients who purchased the test over several years (n=42,364) and correlated these results to health outcomes (cancer diagnoses) in the ensuing 12 months. The test performance was excellent compared to testing individual biomarkers alone, without our algorithms. BioInfra in their peer-reviewed publication, “Diagnostic value of combining tumor and inflammatory biomarkers in detecting common cancers in Korea” (2021) Clinica Chimica Acta, 516, 169-178, directly compared the area under the curve, or AUC, of the receiver operating characteristic curve for the MCED to that of single tumor markers (CEA for colon cancer, AFP for liver cancer, Cyfra 21.1 or CEA for lung cancer, PSA for prostate cancer). Note that a higher AUC indicates better performance and that the best possible AUC is 1.0.

Cancer	MCED AUC	Single Marker AUC
Colon	0.9603	0.7183
Liver	0.9685	0.7943
Lung	0.9424	0.7609
Prostate	0.9848	0.9635

Based on the retrospective (newly diagnosed cases) and prospective (pre-diagnostic cases) data available to date, the premium version is expected to have improved sensitivity and better organ specificity to help identify the tumor of origin. The following table summarizes the data available to date.

Cancer	Sensitivity	Specificity
Liver	47.1%	98.7%
Lung	45.5%	94.9%
Pancreatic	42.9%	99.2%
Prostate	42.2%	98.3%
Colorectal	34.0%	97.8%
Ovarian	29.7%	97.5%
Breast	20.2%	96.5%
Stomach	8.6%	98.4%

Typically, data generated from a pre-diagnostic cohort (i.e. specimens collected before a diagnosis) such as that shown above is less compelling data from newly diagnosed patients. It should also be noted that reducing the specificity to around 85% would substantially boost the sensitivity in a manner that would avoid missing many cancers while not a consequential number of false positives. We believe that with the “funnel” approach described above (i.e., repeating high biomarkers and utilizing ultrasound and other low-cost imaging technologies), a specificity of around 85% would identify most early stage cancer without causing too much expense to the healthcare system.

The following table compares the performance of OneTest Premium to Grail’s Galleri test. The data for OneTest Premium is from case-control data provided by BioInfra (limiting to only the biomarkers used in OneTest Premium and holding the specificity for each cancer type at >98%) and the data for Galleri is taken from Klein EA, et al. “Clinical validation of a targeted methylation-based multi-cancer early detection test using an independent valuation set” Ann Oncol. 2021 Sep;32(9):1167-1177. For this comparison, only OneTest Premium specificity was held at >98% and Galleri specificity was at 99.5%. Both studies utilized data from blood collected at or shortly after the time of diagnosis rather than before diagnosis. The specificity of the commercial Galleri test is set at 99.5%. The specificity of our commercial test is approximately 95%, resulting in higher sensitivity than shown here. The data for Galleri is derived from a cohort of 4,077 individuals while the OneTest Premium data is from a cohort of 1,199 individuals. Please also note that sensitivity is for single time point testing only. The sensitivity of most biomarkers in OneTest (CEA, CA125, CA 19.9, AFP, PSA) have been shown in different studies to improve by 10-15% (absolute values) with serial (repeat) testing for cancers of the lung, ovaries, pancreas, liver and prostrate.

Sensitivity (@ >98% Specificity)
Stage	OneTest	Galleri
All	62%	52%
I	44%	17%
II	61%	40%
III	77%	77%
IV	86%	90%

The OneTest data cited above was from an East Asian population. To assess our performance in an American cohort, in 2024, we participated in a blinded validation study of OneTest Premium conducted by the NCI to compare the performance of various MCEDs. We were informed by several NCI staff scientists that our test was among the best performers in terms of sensitivity and specificity. Using blood specimens collected 18-30 years ago in healthy individuals up to six months prior to diagnosis as part of a prostate, lung, colorectal, and ovarian clinical trial, we correctly identified half of early stage pancreatic and ovarian cancers. The following graph was prepared by NCI’s new cancer screening research network team in May 2024. NCI estimated that the effective specificity of OneTest Premium was approximately 95%.

A more complete description of the study design can be found in LeeVan,E., et al., “Framework to Select Multi-Cancer Detection Assays in the National Cancer Institute’s Vanguard Study.” Cancer Epidemiol Biomarkers Prev (2025). We do not know which other companies were involved in this study, nor do we have access to the data from the other MCED tests to perform our own direct head-to-head comparison of the results. For the purposes of this study, capillary collected samples were not available and as such the NCI study does not directly fall within the referenced categorization. That said, we have demonstrated equivalence in our labs between the use of capillary and venipuncture samples and as such the NCI study does inform on the performance of the capillary test by inference. Thus, we believe that the NCI study contributes to the validation of OneTest Standard and Premium.

Accessibility. In 2024, our scientific and laboratory personnel successfully demonstrated equivalency in the performance of OneTest using capillary blood with that of venous blood. The requirement of engaging with a phlebotomist adds cost and burden to many of our customers, especially those who purchase OneTest online. Since our test requires only a fraction of the blood typically collected through venipuncture, we have shown that the test can function comparatively with capillary blood collected from fingerstick or the upper arm. Fortunately, several new devices are entering the market to improve capillary collection. Obviating the need for a phlebotomist should permit our test to be more easily accessed at pharmacy counters and even at home, thereby increasing uptake and adoption.

The small quantities of blood required permits capillary (upper arm) blood collection that can be easily self-administered at home, at retail outlets including pharmacies, and at workplaces (e.g., fire stations), avoiding the need for special appointments with phlebotomists and painful needles. Ease of access boosts compliance with follow-up testing which aids in the earlier detection of more cancers.

Acceleration Over Time. Many studies suggest that annual screening with PTMs boosts sensitivity for many cancer types (lung, pancreatic, liver, etc.), as described in more detail in the table below.

Tumor Antigen	Cancer Type	Evidence of Improvement in Detecting Early-Stage Cancers
CA125	Ovarian	Early-stage detection improves from 10% to 50% in high-risk women if tested quarterly and from 25% to 40% in normal risk postmenopausal women if tested yearly. See Skates et al. Skates et al. CCR 2017, Rosenthal et. al. JCO 2017, Jacobs Menon et. al. Lancet 2015.
CA19-9	Pancreatic	In a pre-diagnostic cohort (PLCO), levels of CA19-9 increased exponentially starting at 2 years prior to diagnosis with sensitivities reaching 60% at 99% specificity within 0-6 months prior to diagnosis for all cases and 50% at 99% specificity for cases diagnosed with early-stage disease. See Hanash et al. Lead-Time Trajectory of CA19-9 as an Anchor Marker for Pancreatic Cancer Early Detection - PubMed (nih.gov).
CA19-9 & CEA	Pancreatic	In a pre-diagnostic cohort (PLCO), levels of CA 19-9 and CEA demonstrated significant velocity related to time to diagnosis suggesting that serial measurements of these biomarkers may enhance panel performance. See Prediagnostic serum biomarkers as early detection tools for pancreatic cancer in a large prospective cohort study - PubMed (nih.gov).
CA-19-9	Biliary Tract	CA19-9 remained stable in patients who were cancer-free but increased early in those who developed biliary tract cancer. See Regular CA19-9 measurement might improve early detection of these malignancies. https://doi.org/10.1111/apt.15146
AFP	Liver	Most studies to date have evaluated AFP using a fixed threshold. We have found that algorithms that incorporate patient screening history increased the likelihood of earlier detection of hepatocellular carcinoma. The sensitivity of AFP alone was 59%. When we incorporate the trajectory, the sensitivity improves to 81%. See Tayob et al., Abstract #69, 11th NCI Early Detection Research Network Scientific Workshop (2019).

PSA	Prostate	The Maximum Likelihood Estimation-PSA, or MLE-PSA, model with a 50% cut-off probability has a sensitivity of 87%, specificity of 85%, positive predictive value, or PPV, of 89%, and negative predictive value, or NPV, of 82%. By contrast, a single PSA value with a 4ng/ml threshold has a sensitivity of 59%, specificity of 33%, PPV of 56%, and NPV of 36% using the same population of patients used to generate the MLE-PSA model. Based on serial PSA measurements, the use of the MLE-PSA model significantly (p-value < 0.0001) improves prostate cancer detection and reduces the need for prostate biopsy. See JDS-1173.pdf (jds-online.com).
CEA	Colorectal	In a study in the United Kingdom, CEA levels increased towards diagnosis in a significant proportion (1/3) of colorectal cancer cases (half of late-stage cases), whereas longitudinal profiles were static in both benign and non-cancer controls. Combining CEA with other biomarkers (e.g. CA-19.9) further improves detection capabilities for colorectal cancer according to various studies. See https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4506388/.

Throughout East Asia, tumor antigens are routinely tested as part of yearly health checkups. We obtained real-world data from a cohort 135,236 individuals tested with at least for tumor markers (AFP, CEA, PSA, CA19-9, and CA 125) at Chongqing Hospital (CHQ) in China, of which 433 were subsequently diagnosed with cancer.

Computers in Biology and Medicine 144 (2022) 105362

Furthermore, repeat testing of slightly high biomarkers at ~2-month intervals substantially lowers false positive rates, according to the medical directors of health checkup centers at Chang Gung Memorial Hospital in Taiwan and Seoul National University Hospital in Korea. Both of these reputable medical institutions have at least two decades of experience offering PTMs for screening.

AI Powered Algorithms from Large Data Sets. In certain regions of the world, especially East Asia, an aggressive cancer screening posture is commonplace. Tens of millions of individuals in Japan, Korea, China, and Taiwan undertake 3-5 hour “health checks” each year that usually include blood tests for an array of cancers. Typically, these blood tests measure the levels of between three to eight tumor antigens, which are proteins secreted by tumors that can be detected using antibodies. Large-scale observational studies by our collaborators in Taiwan using data from cancer registries demonstrate that these tests are useful for detecting even early-stage cancers (see Y.-H. We et al., “Cancer screening through a multi-analyte serum biomarker panel during health check-up examinations: Results from a 12-year experience,” Clinica Chemica Acta 450 (2015)). However, using our patented methodology, this screening approach can be rendered significantly more accurate using machine learning algorithms that integrate the outcomes of tens of thousands of tested individuals together with clinical factors (e.g., age, gender, smoking history, etc.) with the biomarker levels (see “Improving Multi-Tumor Biomarker Health Check-up Tests with Machine Learning Algorithms,” Cancers, 2020 Jun 1;12(6):1442).

We have directly demonstrated this advantage in real-world population studies including 27,938 individuals performed in collaboration with researchers in East Asia, where tumor antigens are currently used to test millions of individuals without the added value of our AI-enhanced methods (see “Cancers Screening in an Asymptomatic Population by Using Multiple Tumour Markers.” PLoS One. 2016;11(6) and “Improving Multi-Tumor Biomarker Health Check-up Tests with Machine Learning Algorithms” Cancers 2020 Jun 1;12(6):1442). These studies/publications indicate clear and significant improvements in AUC, sensitivity, and specificity for overall cancers as well as individual cancers. This research and development collaboration was pursuant to an exclusive license, technology transfer and commercialization agreement that we entered into with Taiwan-based Chang Gung Medical Memorial Hospital, Linkou, or CGMH, on November 21, 2018, and an option agreement to obtain this license that we entered into with CGMH on April 17, 2017. Pursuant to this agreement, we obtained an exclusive license to make, have made, use, sell, import, commercialize and otherwise distribute any product or service, including but not limited to subscriptions to cloud-based software as a service, that contains, relies on or was developed by CGMH’s technology, which includes CGMH’s raw data (including biomarker values and clinical information from individuals screened for cancer with a blood test at CGMH’s facilities), code, software, algorithms, know-how and methodology associated with a multi-biomarker approach for the screening of at least three cancer types developed in part or entirely by the CGMH Department of Laboratory Medicine, as well as improvements and derivatives thereof; provided that CGMH has the right to improve and use its technology for experimental use and/or management of human patients at any CGMH facility in Taiwan. As consideration for this license, we paid an option fee of $75,000 and a license fee of $150,000 in cash and $300,000 in common stock (through the issuance of 92,025 shares of common stock) upon exercise of the option. As further consideration, we agreed to pay CGMH royalties in the amount of 6% of Net Sales (as defined in the agreement); provided that if we are required to pay royalties to a third party, then the royalty due to CGMH shall be reduced by 1% for each 1% due to such third party; and provided further, that such royalty shall not in any event be less than 3%. We also agreed to pay CGMH $100,000 in cash upon the earlier of (i) our reaching $2 million in net sales of the licensed products or (ii) when the cumulative profit margin due to sales directly attributable to CGMH’s technology is at least $450,000. Neither of these milestones has been met. This agreement also includes a transitional assistance project involving the provision of clinical data (including prospective data), algorithm improvements, serum sample testing services, and clinical consulting. The term of this agreement is for twenty years commencing on February 1, 2018 (the date that the option was exercised).

State-of-the-art machine learning and other AI based programs require large amounts of data. Because PTMs are widely used for screening and early used in East Asia there is much published and unpublished data that can be leveraged without the burden and expense of running our own large scale clinical trials. This advantage is covered in several of our issued patents and pending patent applications.

Assists Imaging. Published studies conclude that PTMs like AFP, CEA, and CA 19.9 can help resolve ambiguous findings on an ultrasound or CT scan to aid in the early detection of liver, testicular, lung, and pancreatic cancers. This phenomenon would be especially helpful where customers are offered MCEDs, ultrasound, and LDCT scans. For example, a team led by Sam Hanash at the MD Anderson Cancer Center has demonstrating how the levels of CEA, CA-125, and Cyfra (all part of our MCED) can help determine whether a pulmonary nodule found on a low-dose CT scan is likely benign or malignant. Ostrin, E. J., et al. (2021). “Contribution of a Blood-Based Protein Biomarker Panel to the Classification of Indeterminate Pulmonary Nodules.” Journal of Thoracic Oncology, 16(2), 228–236. Additionally, a meta-analysis concluded that the addition of AFP to ultrasound significantly increases sensitivity for the early detection of liver cancer. Tzartzeva K, et al. (2018) “Surveillance Imaging and Alpha Fetoprotein for Early Detection of Hepatocellular Carcinoma in Patients With Cirrhosis: A Meta-analysis. Gastroenterology.” 154(6):1706-1718.e1.

Advisory Expertise. Unlike novel ctDNA targets, PTMs have been used clinically and in research studies for decades. This allows us to offer expert medical consultants who have vast experience in using these biomarkers over many years to help advise patients and their doctors. For example, our Medical Director Sean Wang, MD has over a decade of experience evaluating thousands of PTM screening reports in Taiwan.

The OneTest Machine Learning Algorithm

OneTest is built around the installed base of existing FDA-approved tumor marker detection kits which run on automated instruments available from companies like Roche Diagnostics, Abbott Diagnostics, Siemens Diagnostics, and others. In the U.S., approval for most of these kits, except PSA, is for monitoring of disease recurrence, not screening. While we are using these approved kits in an off-label manner, this practice is permitted under the laboratory-developed test CLIA framework. One advantage to using these kits is that the analytical performance of these kits has been fully vetted by regulatory authorities ensuring the accuracy of individual marker value results. Furthermore, these tests and instruments are used in thousands of clinical testing labs worldwide, thereby permitting us to obtain data from around the world. Throughout East Asia in particular, millions of individuals have their tumor antigen levels tested each year at physical examination or health checkup centers. In many cases these tumor markers are tested using the same kits and instrumentation that we use in our CLIA laboratory. This has permitted us to develop machine learning algorithms based on historical outcome data from cancer registries that would otherwise require long and expensive prospective clinical trials if novel biomarkers are incorporated. One further advantage is that these markers are known and are meaningful to clinicians and specifically to oncologists. While their use in an MCED test is novel and proprietary, the individual marker values are always listed as a part of the OneTest standard report, and these values can help healthcare professionals to better guide follow-up testing and year-over-year monitoring.

In short, our unique technical approach involves the following three elements: (i) obtain “real-world” data from tens of thousands of apparently healthy individuals (i.e. no apparent signs of symptoms of cancer when tested) who are screened for cancer using blood tests that are routine in certain parts of the world (e.g. East Asia), (ii) use this data to build machine learning algorithms that improve the accuracy of those tests by integrating cancer outcomes and clinical factors (age, gender, etc.), and (iii) introduce those tests and algorithms worldwide, even in parts of the world where this testing approach is less common (e.g. North America), while examining variability across patient populations.

AI and machine learning are expected to transform healthcare by helping physicians diagnose and treat patients with greater accuracy and precision. As we continue to collect reliable outcome data (i.e., whether cancer was diagnosed) from individuals tested with the OneTest biomarkers (either from our customers or from research collaborators), our ability to leverage the latest and most powerful forms of machine learning will increase.

On April 4, 2023, U.S. Patent No. 11,621,080 titled “Methods and Machine Learning Systems for Predicting the Likelihood or Risk of Having Cancer” was issued to us. Additionally, in January 2024 we received a Notice of Allowance from the USPTO for a second patent covering OneTest. Similar notices of patentability have also been received in early 2024 from patent offices in Japan and China. Our inventors were among the first to apply machine learning and AI to prospective outcome data from thousands of persons tested with protein tumor markers to predict a newly tested individual’s likelihood of having cancer. We expect to continue to build out our patent estate in this arena.

MCED Research, Development and Product Improvements

In October 2023, we introduced a “premium” version of OneTest at a higher price point. In connection with the development of OneTest Premium, in August 2022, we executed a technology license and access agreement with Korean-based BioInfra. BioInfra commercializes an MCED in Korea primarily based on the levels of tumor antigens, such as CEA, CA-125, etc. However, their panel also includes several inflammatory markers such as C-reactive protein, Transthyretin, Beta-2-Microglobulin, etc. that BioInfra has demonstrated to result in improved accuracy. This data is reported in the peer-reviewed journal article “Diagnostic value of combining tumor and inflammatory biomarkers in detecting common cancers in Korea,” Clinica Chimica Acta 516 (2021) 169–178. The license covers software, algorithms, and know-how, but no U.S. patents were or need to be licensed to us from BioInfra.

Under the terms of our agreement with BioInfra, we have the exclusive right to commercialize BioInfra’s test panel and algorithm in the United States, having paid the requisite up-front license fee of $300,000 and commenced bridging studies to validate those algorithms on a Western population. In addition, we have agreed to pay per-test royalty fees in the range of $12-$25 per test for sales of our products using BioInfra’s technology. Our agreement with BioInfra is for a term of three (3) years and may be extended for an additional three (3) years if certain minimum royalties are met or if we conduct, or arrange for another party to conduct, a prospective clinical trial in the U.S. (we believe that the blinded validation study we conducted in 2024 with the NCI using prospectively collected blood specimens meets the criteria for a three year extension, but the agreement has not yet been formally extended). To date, we have not paid any royalties under this agreement.

OneTest for Longevity

The Problem

According to the CDC, chronic diseases are the leading cause of premature death in America, responsible for eight out of the ten most common causes of mortality. These diseases, including cancer, type 2 diabetes, cardiovascular ailments, and dementia, are closely linked to chronic inflammation. A significant contributor to this inflammation is the consumption of processed foods, which are often high in sugars, unhealthy fats, and additives. We believe that new tools to measure and track chronic inflammation to inform and encourage better food and lifestyle choices are urgently needed.

Our Solution

In the second half of 2025, we expect to introduce OneTest for Longevity, a blood test to measure and track biomarkers associated with chronic inflammation which, according to the CDC, is associated with 8 of 10 leading causes of death in America. The test will offer specific and personalized diet and exercise changes proven to lower biomarker levels and the associated risk of type 2 diabetes, cancer, cardiovascular disease, dementia, mental health, and diseases associated with aging.

For this product, we are partnering with James R. Hébert, Ph.D. and his colleagues from the University of South Carolina. Hébert, a nutritional epidemiologist for over 30 years, is the author of Diet, Inflammation, and Health and the developer of the DII, a numerical score that assesses a diet for its effect on several biomarkers linked to inflammation. The DII has been utilized in over 1,300 peer reviewed studies and validated in studies involving over 187,000 subjects.

On February 14, 2025, we obtained exclusive rights to utilize, incorporate and report the DII score together with inflammatory biomarkers measured in a lab. Specifically, pursuant to a license agreement that we entered into with Connecting Health Innovations, or CHI, on February 14, 2025, we were granted an exclusive license in North America for the data, algorithms, programs, software and intellectual property rights developed by Dr. Hébert or others employed by or under contract with CHI for which CHI has intellectual property rights that calculates or displays, for individuals who inflammatory biomarker levels have been measured, (i) a numerical score associated with chronic inflammation that is calculated based on the biomarker levels, and (ii) specific dietary changes that can be made to lower inflammatory biomarker levels and associated risk for multiple chronic diseases. The license is limited to use in connection with clinical laboratory tests for the levels of biomarkers of inflammation and does not include stand-alone portals, websites, apps, or software that are not integrated or marketed with a clinical laboratory test. The license covers software, algorithms and know-how, but no patents were included. In exchange for the license, we agreed to pay CHI (i) a license fee of $30,000 payable within ten (10) business days of incorporation of the licensed subject matter into our laboratory information statement and (ii) royalties in the amount of ten percent (10%) of net sales of OneTest for Longevity. The term of the license is for three (3) years and may be terminated by us upon thirty (30) days’ notice; provided that either party may terminate the license immediately in the event of a material beach if such breach is not cured within thirty (30) days of written notice thereof. To date, we have paid the license fee of $30,000, but no royalites have been paid.

Below is a sample lab report that we expect to provide.

We expect to market this product widely to Americans of all ages and demographics both through mass marketing and through major supermarket chains beginning with Giant, the largest supermarket chain in the Washington Metro region, at which we already offer OneTest for Cancer.

In addition to providing biomarker levels and specific dietary recommendations, we also plan to offer electronic coupons for discounts for those suggested healthy food items. This has the dual benefit of motivating consumers to make better food selections while providing an ancillary revenue stream for both us and the participating supermarket (food manufacturers commonly remunerate distributors of redeemed coupons). A patent application has been filed covering this systematic approach.

Key Competitive Advantages

Longevity tests on the market, such as those that measure telomere length or assess dozens of biomarkers or genetic mutations, tend to be expensive and rarely provide simple to understand, evidence based, practical and specific guidance for lifestyle changes proven to improve lifespan and healthspan. Microbiome testing has a further disadvantage in that it requires collecting stool specimens which many consumers disfavor. Many of the labs that offer these tests also promote and sell dietary supplements, the safety and efficacy of which is often questionable.

We believe that OneTest for Longevity fills a compelling unmet need for an affordable, easily accessible test with actionable, evidence-based recommendations to reduce inflammation and the risk of most major chronic diseases. Our exclusive access to the Dietary Inflammatory Index for use with clinical lab test reporting provides another level of distinctiveness.

Clinical Laboratory Innovation Accelerator (CLIAx)

To increase our menu of innovative tests faster and at a lower cost and risk than through internal development, in 2021 we established our CLIAx, which permits diagnostics start-up companies from around the world to launch their laboratory developed tests in our CLIA licensed laboratory using shared equipment and laboratory personnel. To date, we have enrolled one company in our CLIAx, Minomic, and helped it validate and launch its blood test to help determine whether PSA levels should be followed up with a biopsy. Our CLIAx, which we believe to be the first such shared CLIA laboratory facility in the U.S., reduces the costs and expense for start-up companies to launch their novel tests in the American market while providing us with sales and marketing rights to additional products. In 2022, it earned an “Honorable Mention” in Fast Company magazine’s list of “World Changing Ideas.

In July 2021, we entered a lab services and marketing agreement with Minomic under which its testing technology and reagents were transferred to our CLIA lab, installed, and validated under CLIA regulations. Under the agreement, Minomic maintains its ownership of all intellectual property. Minomic compensates us on a “cost plus” basis (i.e., our fully burdened costs for labor, materials, space and testing analyzers plus a 10% profit). Furthermore, we have the right, but not the obligation, to help market their test with a 25% commission. We have not yet opted to promote the Minomic test since it does not target our typical consumer base. However, we believe this framework will be apt for other lab tests that address the early detection, disease prevention and wellness market. The agreement with Minomic is for a term of three years and may be terminated by either party upon 30 days’ written notice if there has been a material breach of the agreement that has not been cured with 60 days of notice of such breach. Either party may also terminate the agreement in the event of insolvency, bankruptcy, assignment for the benefit of creditors of the other party or an admission of the party’s inability to pay its debts as they become due.

We plan to create a new fund associated with our CLIAx. This would enable us to invest in, acquire, or transact with companies or academic medical centers that have tests that could add to our menu or technologies, products, testing components or intellectual property that strengthen our core business. We have identified a few companies that could be candidates for this CLIAx fund, but have no agreements, or letters of intent with any of them. Thus, there is no guarantee that we can identify or reach agreement in the near term with any such companies to meaningfully contribute to inorganic growth.

Field Tests for Screening Suspicious Powders

We have a longstanding business that makes and sells a proprietary test kit for screening suspicious powders called BioCheck. These kits are widely used by fire departments and other emergency responders to quickly screen unknown suspicious powders for compounds such as ricin, anthrax, and other bioweapon agents and to identify false alarms in minutes at the site of a suspected bioterror threat. The powder screening kit works by quickly identifying the presence or absence of protein, a biomolecule found in all living materials. It therefore provides a rapid screen for the possible presence of multiple bioterrorism agents while ruling out most of the ordinary substances that citizens have frequently feared to be possible bio-agents of terror. Such ordinary substances include, for example, talc, ceiling tile dust, powdered sugar, etc., none of which are expected to contain detectable levels of protein.

COVID-19 Tests

In the third quarter of 2020, in response to a substantial and urgent demand for expanded pandemic-related testing in Maryland, we began to provide COVID-19 viral testing using PCR analytical equipment in our clinical laboratory. Initially, most of our customers were nursing/assisted living facilities. In the first quarter of 2021, we began receiving and testing specimens under contract with and collected by the Montgomery Department of Health and Human Services. In August of 2021, we were one of five CLIA-certified laboratories to be awarded a contract with the Maryland Department of Health to perform coronavirus screening at K-12 schools. However, following the expiration of the public health emergency in May 2023, all testing from both the State of Maryland and the Montgomery County Health Department has ceased, and we do not anticipate additional COVID-19 testing absent a new variant resulting in a significant increase in cases.

Profits from COVID-19 testing were deployed to grow our core cancer diagnostics business. Additionally, some of the commercial partnerships we entered for COVID-19 testing are being extended for non-pandemic-related testing.

Lab Facility

We operate a high-complexity CLIA-licensed clinical laboratory facility where our lab tests are performed at our Gaithersburg facility. This clinical lab became accredited by CAP in 2022. Our CLIA lab is currently equipped with immunodiagnostic, clinic chemistry, and molecular (PCR) analyzers, extractors, and liquid-handling robots. CAP and CLIA regulations establish standards for proficiency testing, facility administration, general laboratory systems, preanalytic, analytic, and postanalytic systems, personnel qualifications and responsibilities, quality control, quality assessment, and specific cytology provisions for labs performing moderate to high complexity tests. Our laboratory is inspected biennially as part of its ongoing certification under the CLIA.

Supply Chain

For both OneTest for Cancer and OneTest for Longevity, we rely on a supply chain through Roche Diagnostics IVD kits for Cobas E411, with all reagents used also available on other immunoassay platforms offered by major companies such as Abbott, Beckman, Siemens, and ThermoFisher, except for CYFRA and IL-6. CYFRA and IL-6 are only available in the United States on our current Roche equipment; however, as an alternative we could also source this assay on a Luminex system and various ELISA assay systems.

In addition to our OneTest, we also rely on a supply chain for general chemistry markers. Currently, these markers are run on Abbott Alinity C, but they are available through all major manufacturers, including Roche.

We have established reagent contracts with Roche and Abbott that guarantee pricing for all immunoassay and chemistry markers currently used in our diagnostic test panels. These contracts ensure that we can continue to provide our customers with high-quality diagnostic tests at predictable pricing. Additionally, these contracts provide us with supply chain stability and allow us to manage cost fluctuations associated with reagent pricing.

We depend on our suppliers and contract manufacturers to provide us and our customers with materials in a timely manner that meets our and their quality, quantity, and cost requirements. We have initiated a second source qualification process for most of these critical components, but we may not be successful in securing second sourcing for all of them on a timely basis. Moreover, while we are confident that other suppliers could meet our quality, quantity and cost requirements, the time required to transition to a new supplier could have negative impact on our ability to perform these tests until an alternative supplier could be validated. Our supply chain for OneTest is critical to our ability to deliver high-quality diagnostic tests to our customers.

Overall, we remain committed to building strong relationships with our suppliers and contract manufacturers to ensure that our supply chain for all our diagnostic tests is reliable, resilient, and able to meet the needs of our customers. We continuously monitor and improve our supply chain processes to minimize the risk of disruptions and ensure that we can provide high-quality diagnostic tests to our customers when they need them.

Please see “Risk Factors—Risks Related to Our Business and Industry” for a description of the risks related to our supplier relationships.

Sales and Marketing Strategy

OneTest for Cancer

Sales of OneTest have increased significantly in recent years, from $323,414 in 2022 to $1,490,881 in 2024. For the six months ended June 30, 2025, sales of OneTest amounted to $ 944,553. We sell to employers, medical practitioners and direct-to-consumers. For employers, the largest subgroup are fire departments due to the proven higher cancer incidences in that population. Several states and at least one federal agency provide grants to reimburse fire departments for our test. Iraq war veterans are another growing customer segment, and our largest order in 2024 was from an organization supporting that community.

Occupational health is our largest physician specialty group ordering our tests. Penetration of this large occupational health market will require significant business-to-business sales and marketing campaigns as well as consumer-initiated test campaigns that must be coupled with convenient access to phlebotomy services and telemedicine practitioners to provide guidance on the test and its results. Retail (walk-in) clinics such as urgent care centers and pharmacy chains present the best opportunities to grow the consumer-initiated test market for OneTest.

We currently have engagements in place with over 1,000 retail clinics located throughout the U.S., mostly urgent care centers, to conduct blood draws for OneTest products and include over 200 locations of AnyLabTestNow. These clinics, coupled with a dedicated telemedicine service, have made it practical for us to initiate a consumer-initiated test campaign. In the future we expect to offer capillary collection options at retail venues and at home.

Furthermore, on January 6, 2025, we entered into a participation agreement and an amended and restated statement of work No. 2. with Ahold Delhaize USA Services LLC, an affiliate of Giant of Maryland, LLC, or Giant Food, the largest supermarket chain in the Washington, D.C. region. The participation agreement provides that we shall provide certain services as set forth in one or more statements of work. Pursuant to the amended and restated statement of work No. 2, we agreed to provide OneTest Standard and OneTest Premium testing to Giant Food customers at certain participating locations. We agreed to pay Giant Food $35 per individual participant. The participation agreement is for a term of three (3) months and will be reassessed for renewal for additional three (3) month terms on each anniversary of the effective date. Either party may terminate the participation agreement upon thirty (30) days’ written notice. The parties are in discussions to extend the term of this agreement.

Several states are beginning to create large funds to reimburse their fire departments for multi-cancer screening tests. For example, New Hampshire’s program provides $5 million in funding over two years and Maryland increased their grant program for multi-cancer screening tests to $1 million for their fiscal year beginning July 2025 from $400,000 in the prior year (typically, more than half of Maryland grants go to fire departments who elect to use our MCED). We expect more states to provide this type of reimbursement over the coming years. Additionally, in February 2025, the FIRE Cancer Act was reintroduced in Congress to provide $700 million in federal funding (through FEMA) for MCED testing.

We believe that bipartisan legislation in Congress that would pave the way for Medicare reimbursement of MCEDs is likely to pass in the current Congress. As of July 2025, the Nancy Gardner Sewell Medicare Multi-Cancer Early Detection Screening Coverage Act has gained significant traction in Congress and is showing strong signs of momentum. The House Bill (H.R. 842) and Senate Bill (S. 339) were reintroduced in early 2025. The House version passed out of the Ways and Means Committee unanimously (38–0). The legislation has bipartisan support, with 319 House cosponsors and over 60 Senators backing it. It is also supported by over 500 organizations, including the American Cancer Society and the Oncology Nursing Society. Private insurance typically follows Medicare coverage determinations. This is expected to dramatically expand the MCED market over the next 4 or 5 years.

OneTest for Longevity

We believe that nearly all Americans, from children through seniors, could benefit from OneTest for Longevity. This product clearly aligns with the “Make America Healthy Again” initiatives of the new Administration as it provides a unique and innovative tracking tool to encourage healthier eating to combat chronic diseases. On February 13, 2025, President Trump issued Executive Order 14212 “Establishing the President’s Make America Healthy Again Commission.” It noted in relevant part, that “[n]inety percent of the Nation’s $4.5 trillion in annual healthcare expenditures is for people with chronic and mental health conditions…To fully address the growing health crisis in America, we must re-direct our national focus, in the public and private sectors towards drastically lowering chronic disease rates…This includes fresh thinking on nutrition, physical activity, healthy lifestyles, over reliance on medication and treatments…[A]gencies shall ensure the…flexibility for health insurance coverage to provide benefits that support beneficial lifestyle changes and disease prevention…The Commission shall submit to the President a Make our Children Healthy Again Assessment, which shall…assess the threat that certain food ingredients…pose to children with respect to chronic inflammation and identify and report on the best practices for preventing childhood health issues, including proper nutrition and the promotion of healthy lifestyles.” (Emphasis added)

Due to its broad market, we will utilize general advertising, both digital and traditional, to market the OneTest for Longevity. We also plan to leverage our channel partnership with Giant Food to market to their customers. If the pilot with Giant is successful, we intend to expand to other national supermarket chains.

Considering this profound change in public policy, we are hopeful that reimbursement or other government backed incentives will be forthcoming. In the meantime, we believe that offering this test for around $150 (with subscription discounts) coupled with easy, pain-free capillary blood collection accessible at home or local pharmacies will be met with widespread adoption.

Competition

Because of the substantial unmet medical need worldwide, many companies (and associated academic entities) are actively seeking to develop and commercialize tests of various types to detect cancers early, when it can be treated most effectively. Current approaches include in-vivo radiographic imaging as well as in-vitro tests using diverse bodily tissues and fluids including blood (serum or whole blood), urine, saliva, stool, sputum, and exhaled breath.

In the U.S., we know of no MCED blood tests that large numbers of Americans routinely utilize. Furthermore, there do not appear to currently be any companies in the U.S. that have adopted our approach of testing a panel of tumor antigens together with a machine learning algorithm. However, there is significant and growing competition in the MCED space with most tests using next-generation sequencing to analyze ctDNA. Most notably, Grail Inc., which was acquired by Illumina for $8 billion in 2020, introduced its Galleri test in the second quarter of 2021 at a price of $949. Additionally, Thrive, Inc. was acquired by Exact Sciences for $2 billion, but they have not publicly announced when they plan to launch their test CancerGuard MCED. These tests may present both competitive threats but also opportunities for OneTest. The fact that our test measures well known biomarkers creates several important competitive advantages. Our lower cost OneTest Standard with a list price of under $200 could be followed up with more expensive ctDNA tests and/or imaging for those individuals with high biomarkers levels or a high algorithm score.

In East Asia, where such biomarker tests are commonly offered as part of annual health check-ups, we are unaware of any widely used algorithms of the type we have developed, namely an algorithm built with real-world data from a large screening population with known cancer outcomes. However, there are many emerging companies seeking to use “liquid biopsy” and “next-gen sequencing” for pan-cancer testing. Furthermore, many companies are actively utilizing AI and machine learning to improve health outcomes, and at least some of those companies are likely seeking to use these techniques to improve cancer screening blood tests.

Regarding our longevity test, we are unaware of any labs offering a panel of inflammatory biomarkers together with specific dietary guidance directly linked to the biomarker levels. Some labs offer vague and generalized suggestions such as “eat more fruits and vegetables” but we will offer specific, evidence-based, quantitative guidance on how to lower CRP and IL-6 levels and what that yields in terms of improving lifespan and health outcomes.

Growth Strategies and Path to Profitability

We will strive to increase stockholder value by pursuing the following growth strategies:

●	Exploit our compelling advantage of at-home and retail collections. We believe that COVID-19 testing caused a paradigm shift in the way Americans seek access to testing. Previously, most testing was done at doctor’s offices and at specialty patient service centers maintained by the large national lab chains. During the pandemic, testing was conducted at retail establishments and at home. OneTest for Cancer utilizes small volume, capillary collected blood specimens that can easily be accessed at home and at retail venues such as pharmacies, health clubs, etc. This is a big advantage over most known competitors which need to utilize traditional venipuncture to obtain sufficient blood volumes to permit DNA sequencing. Requiring an in-person visit to a specimen collection site is a potential barrier for a person who needs testing. Our at-home specimen collection option may help eliminate these barriers. One Test for Longevity also can utilize capillary collection. To date, we have demonstrated that this collection approach works well both at home and in retail environments (we are now offering our tests at pharmacies within Giant Food, the largest supermarket chain in the Washington, D.C. area). We also have a telemedicine provider available to authorize the test and be available to consult with the patient in the event of a high-risk score. We plan expand direct-to-consumer marketing and build additional retail channel partnerships (supermarkets, pharmacies, health clubs, etc.) at which blood collection is not yet commonplace.

●	Strategic partnerships and cooperative advertising. To facilitate scale while mitigating expenses, we have initiated an ambitious plan of marketing alliances and partnerships with an array of other companies, large and small, including suppliers, other clinical labs, and organizations that offer wellness and screening tests. In many cases we seek to introduce the cooperative advertising model where marketing expenses are shared pro rata based on revenue allotments.

●	Leverage trending federal health initiatives. As stated, the Make America Healthy Again campaign of the Trump Administration, which is dedicated to reducing chronic disease through healthier diet, is expected to create numerous opportunities for OneTest for Longevity. We will closely follow and seek to make recommendations to and engage with HHS and its constituent agencies throughout 2025 to identify opportunities for government contracts, research grants, and other forms of support.

●	Targeting of higher-risk populations. We already target firefighters, due to their proven higher incidence and mortality rates for several types of cancer. Over 200 fire departments are OneTest customers to date, as are thousands of individual firefighters, and we expect to expand that number to over 2,500 fire departments, roughly 10 percent of all departments in the U.S. Additionally, in 2024 we sold over 500 tests to military veterans who served in Iraq or Afghanistan as it is believed that they were exposed to cancer causing toxins during their deployments. We will continue to explore other high-risk populations to target for our tests.

●	Strategic investments, acquisitions, and transactions. Utilizing our CLIAx as a platform, we plan to enter technology licensing and marketing agreements with companies that have IP that improve our current tests or marketable tests that can be offered to our customers. In some cases, we hope to be positioned to make equity investments or acquisitions with one or more of these companies.

Facilities

On March 18, 2021, we entered into a lease agreement for a new office and laboratory space totaling 5,511 square feet in Gaithersburg, Maryland. The term of the lease commenced on December 8, 2021 and expires 88 months thereafter. The initial monthly rent is $14,315 with annual increases to $17,308 for the final year of the lease. We will also pay our 7.75% pro rata portion of the property taxes, operating expenses and insurance costs and are also responsible for paying for the utilities used on the premises.

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our business.

Intellectual Property

The following table summarizes our patent portfolio. All of these patents and patent applications are owned by us.

Description		Serial No./Patent No.	Jurisdiction	Projected Expiry
Methods, Systems, Algorithms and AI for the Early Detection of Multi-Cancer and Lung Cancer
1	Algorithm for assessing the likelihood a patient has lung cancer	USPN 9,753,043 USPN 10,156,575 USPN 11,733,249	US and CA	2032
2	Methods for aiding in distinguishing between benign and malignant pulmonary nodules	WO 2017/173428	US and CN	2037
3	Algorithm for assessing the likelihood a patient has cancer	USPN 11,621,080	US and CN	2035-37
4	Cancer Classifier Models	PCT/US19/40075	US, CN and JP	2039
5	Methods and algorithms for identifying a patient for follow-up cancer diagnostic testing	WO 2021/247577	US	2041
6	Pan cancer universal algorithm	WO 2022/015700	US and CN	2041
7	Use of multiple tumor markers in a machine learning model for cancer detection	US 2018/0173847	US and TW	2036

No assurance is made that any pending patent applications within the portfolio will result in a granted patent.

To protect our intellectual property, we rely on a combination of laws and regulations, as well as contractual restrictions. We rely on Federal patent laws to protect our intellectual property, including our patented technology. We also rely on the protection of laws regarding unregistered copyrights for certain content we create and trade secret laws to protect our proprietary technology and know-how. To further protect our intellectual property, we enter into confidentiality agreements with our employees, executive officers and directors.

Employees

As of June 30, 2025, we had a total of 21 employees, including 13 full-time employees.

We believe that we maintain a satisfactory working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. None of our employees are represented by a labor union.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

Government Regulation

The healthcare industry, and thus our business, is subject to extensive federal, state, local and foreign regulation. Some of the pertinent laws and regulations have not been definitively interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of subjective interpretations. In addition, these laws and their interpretations are subject to change.

Both United States federal and state governmental agencies continue to subject the healthcare industry to intense regulatory scrutiny, including heightened civil and criminal enforcement efforts. As indicated by work plans and reports issued by these agencies, the federal government will continue to scrutinize, among other things, the marketing, labeling, promotion, manufacturing, and export of diagnostic healthcare products. The federal government also has increased funding in recent years to fight healthcare fraud, and various agencies, such as the United States Department of Justice, the Office of Inspector General of the Department of Health and Human Services, and state Medicaid fraud control units, are coordinating their enforcement efforts.

FDA and CLIA

Based on widespread industry practice, we believe that our products do not require pre-market approval from the FDA. In the U.S., our current products are LDTs regulated under the CLIA and the Maryland Department of Health. If in the future we elect to license or distribute software as a service those products would likely be deemed to be Clinical Decisions Support Software, or CDSS. As explained below, products in both of those categories do not require FDA pre-market approval but could become subject to the FDA’s policy of “enforcement discretion.”

Laboratory Developed Tests. LDTs are tests run in the laboratory of the company that developed them. With very rare exceptions, LDTs are not regulated by the FDA but rather under a different regulatory regime called CLIA (Clinical Laboratory Improvement Amendments), state law and regulations, and organizations such as CAP. Our laboratory is fully certified and compliant with CLIA as a “High Complexity Lab.” Furthermore, as of 2023 our lab has been accredited by CAP.

Under current law there is no requirement for CLIA regulated LDTs to obtain approval or clearance from the FDA prior to being marketed (outside the context of tests used in response to a declared pandemic emergency under which the FDA has been given special statutory authorities). In November 2016, the FDA issued a formal statement clarifying that LDTs can be marketed without pre-market approval, but that the agency maintains “enforcement discretion” to require their approval for those LDTs that are marketed in a way that is unsafe or could mislead or cause harm to patients. Since November 2016, such enforcement discretion has been exercised very rarely, and when it has been exercised, the tests were not ordered by independent medical professionals. To reduce the likelihood that our tests will face enforcement discretion by the FDA, we request that our tests be ordered by a physician who is independent of our company and that the physician aid the patient/consumer in interpreting the test results.

On April 29, 2024, the FDA issued a final regulation under which they would begin to regulate LDTs starting in late 2027. The rule provides an exemption from premarket review for “currently marketed” LDTs that were “first marketed prior to the date of issuance of the final rule.” However, on March 31, 2025, a U.S. District Court in Texas ordered that FDA’s LDT final rule be vacated and set aside in its entirety. The FDA elected not to appeal the District Court decision. Thus, there is a consensus among legal experts that the FDA has no jurisdiction to regulate LDTs absent clear statutory authority from Congress. Heretofore bills to provide the FDA with this authority have failed to pass. However, there could be attempts in the future to reintroduce this legislation, especially if Democrats gain control of both Chambers. If passed into law, FDA regulation would impose substantial expenses and delays in our ability to introduce new LDTs.

CDSS. On December 13, 2016, the 21st Century Cures Act was signed into law. Among the many provisions of the Cures Act was the exclusion of certain medical decision support software from the FDA’s jurisdiction. On December 8, 2017, the FDA issued its first set of Draft Guidance to implement those provisions of the Cures Act relating to CDSS. Based on our reading of this Draft Guidance, we believe that there may be aspects of our current or planned OneTest software package that would be exempt from pre-market approval. If we elect to proceed with an independent software product in the U.S. (as we will likely do overseas), outside laboratories could run the OneTest biomarker panels (all of the detection instruments and kits are FDA approved).

Operating under the assumption that seeking FDA approval for our products is optional, but that approval could improve the adoption rates and permit greater scale, we may seek FDA approval when test volume exceeds the capacity of our CLIA laboratory. In so doing, we will present to the FDA real-world evidence, data from tens of thousands of individuals tested with our products in the U.S. and overseas. On August 31, 2017, the FDA issued Guidance on the “Use of Real-World Evidence to Support Regulatory Decision-Making for Medical Devices.” The Guidance provides that “in some cases, a ‘traditional’ clinical trial may be impractical or excessively challenging to conduct” and that use of real-world data “may in some cases provide similar information with comparable or even superior characteristics to information collected and analyzed through a traditional clinical trial.”

Federal and State Fraud and Abuse Laws

We are subject to federal fraud and abuse laws such as the federal Anti-Kickback Statute, or AKS, the federal prohibition against physician self-referral, commonly known as the Stark Law, the Eliminating Kickbacks in Recovery Act, or EKRA, and the federal False Claims Act, or the FCA. We are also subject to similar state and foreign fraud and abuse laws.

The AKS prohibits knowingly and willfully offering, paying, soliciting, or receiving remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in return for or to induce such person to refer an individual, or to purchase, lease, order, arrange for, or recommend purchasing, leasing or ordering, any item or service that may be reimbursable, in whole or in part, under a federal healthcare program, such as Medicare or Medicaid. There are a number of statutory exceptions and regulatory safe harbors to the AKS that provide protection from AKS liability to arrangements that fully satisfy the applicable requirements.

EKRA prohibits knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in return for the referral of a patient to, or in exchange for an individual using the services of certain entities, including laboratories, if the services are covered by a health care benefit program. The term “health care benefit program” is broadly defined such that EKRA extends to referrals reimbursed by both governmental and commercial third-party payers. EKRA includes a number of statutory exceptions that provide protection from EKRA liability if the applicable requirements are met.

The Stark Law generally prohibits, among other things, clinical laboratories and other so-called “designated health services” entities from billing Medicare for any designated health services when the physician ordering the service, or any member of such physician’s immediate family, has a financial relationship, such as a direct or indirect investment interest in or compensation arrangement with the billing entity, unless the arrangement meets an exception to the prohibition. The Stark Law also prohibits physicians from making such referrals to a designated health services entity. There are also similar state laws that apply where Medicaid and/or commercial payers are billed.

The FCA imposes penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment to the government that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. This statute also permits a private individual acting as a “qui tam” whistleblower to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $13,508 to $27,018 per false claim or statement for penalties assessed after January 30, 2023, with respect to violations occurring after November 2, 2015.

Other federal statutes pertaining to healthcare fraud and abuse include the civil monetary penalties statute, which prohibits, among other things, the offer or payment of remuneration to a Medicaid or Medicare beneficiary that the offeror or payer knows or should know is likely to influence the beneficiary to order or receive a reimbursable item or service from a particular provider, practitioner, or supplier, and contracting with an individual or entity that the person knows or should know is excluded from participation in a federal health care program. In addition, federal criminal statutes created by HIPAA prohibit, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program or obtain by means of false or fraudulent pretenses, representations or promises any money or property owned by or under the control of any healthcare benefit program in connection with the delivery of or payment for healthcare benefits, items or services.

In addition to these federal laws, there are often similar state anti-kickback and false claims laws that typically apply to arrangements involving reimbursement by a state-funded Medicaid or other health care program. Often, these laws closely follow the language of their federal law counterparts, although they do not always have the same exceptions or safe harbors. In some states, these anti-kickback laws apply with respect to all payers, including commercial payers.

A number of states have enacted laws that require pharmaceutical and medical device companies to monitor and report payments, gifts and other remuneration made to physicians and other healthcare providers, and, in some states, marketing expenditures. In addition, some state statutes impose outright bans on certain manufacturer gifts to physicians or other health care professionals. Some of these laws, referred to as “aggregate spend” or “gift” laws, carry substantial fines if they are violated.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs and extensive annual trainings for all of our employees and contractors. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from participation in government-funded healthcare programs, such as Medicare and Medicaid, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with the law, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. If any of the physicians or other healthcare providers or entities with whom we do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government-funded healthcare programs.

Anti-Corruption

The FCPA and similar international bribery laws make it unlawful for persons or entities to make payments to foreign government officials to assist in obtaining and maintaining business. Specifically, the anti-bribery provisions of the FCPA prohibit any offer, payment, promise to pay, or authorizing the payment of money or anything of value to any person, while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to a foreign official to do or omit to do an act in violation of his or her duty, or to secure any improper advantage in order to assist in obtaining or retaining business for or with, or directing business, to any person. In addition to the anti-bribery provisions of the FCPA, the statute also contains accounting requirements designed to operate in tandem with the anti-bribery provisions. Covered companies are required to make and keep books and records that accurately and fairly reflect the transactions of the company and devise and maintain an adequate system of internal accounting controls. With our international operations through our third-party partnerships, we could incur significant fines and penalties, as well as criminal liability, if we fail to comply with either the anti-bribery or accounting requirements of the FCPA, or similar international bribery laws. Even an unsuccessful challenge of our compliance with these laws could cause us to incur adverse publicity and significant legal and related costs.

Privacy and Data Protection Laws

Numerous federal and state laws and regulations, including HIPAA, as amended by HITECH, govern the collection, dissemination, security, use and confidentiality of protected health information, or PHI, and personal information. In the course of performing our business we obtain personal information, including PHI. Laws and regulations relating to privacy, data protection, and consumer protection are evolving and, in some cases, particularly with regard to newer laws, may be subject to potentially differing interpretations. Under HIPAA and HITECH, the Department of Health & Human Services, or the HHS, issues regulations that establish uniform standards governing the conduct of certain electronic healthcare transactions and requirements for protecting the privacy and security of PHI, used or disclosed by covered entities, or CEs, and their authorized business associates, or BAs. Because we electronically transmit health care information, and we also provide certain services to CEs and receive PHI from them, we are at times either a CE or a BA, as defined by HIPAA. Our subcontractors that create, receive, maintain, transmit or otherwise process PHI on our behalf are HIPAA BAs and must also comply with HIPAA, as applicable.

HIPAA and HITECH include the privacy and security rules, breach notification requirements and electronic transaction standards. The privacy rule governs the use and disclosure of PHI, generally prohibits the use or disclosure of PHI except as permitted under the rule, and mandates certain safeguards to protect the privacy of PHI. The privacy rule also sets forth individual rights, such as the right to access or amend certain records containing such individual’s PHI, or to request restrictions on the use or disclosure of such individual’s PHI. The security rule requires CEs and BAs to safeguard the confidentiality, integrity, and availability of electronically transmitted or stored PHI (also referred to as ePHI) by implementing administrative, physical and technical safeguards. Under HIPAA’s breach notification rule, a CE must notify individuals, the Secretary of HHS, and in some circumstances, the media of certain breaches of unsecured PHI or ePHI, and similar breach notification provisions apply to certain BAs under HITECH.

Penalties for failure to comply with a requirement of HIPAA and HITECH vary depending on the number and nature of the violations and any history of prior violations, but can be significant and include civil monetary or criminal penalties. HIPAA is enforced by the HHS, Office for Civil Rights, and HIPAA also authorizes state attorneys general to file suit on behalf of their residents for violations. Courts are able to award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to file suit in civil court for violations of HIPAA, its standards have been used as the basis for duty of care cases in state civil suits such as those for negligence or recklessness in improper use, access to or disclosure of PHI. In addition, HIPAA mandates that the Secretary of HHS conduct periodic compliance audits of HIPAA CEs, such as us, and their BAs for compliance with the HIPAA privacy and security standards and breach notification rules. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the civil monetary penalty paid by the violator.

In addition, we may be subject to state privacy, cybersecurity, and data breach notification laws, which may govern the collection, use, disclosure and protection of health-related and other personal information. California, for example, has enacted the Confidentiality of Medical Information Act, which, in addition to HIPAA and HITECH, sets forth standards with which all California health care providers must abide. Colorado has enacted the Colorado Privacy Act, and Virginia has enacted the Consumer Data Protection Act, both of which also have standards that must be complied with that supplement Federal data protection requirements. State laws may be more stringent, broader in scope or offer greater individual rights with respect to PHI than HIPAA, and state laws may differ from each other in regard to personal information treatment, which may complicate compliance efforts. For instance, the California Consumer Privacy Act, or CCPA, became effective on January 1, 2020 and was amended by the passage of the California Privacy Rights Act, or CPRA, in November of 2020, which amendments came into force on January 1, 2023. The CCPA, among other things, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined) and provide such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA has been amended from time to time, and it remains unclear what, if any, further modifications will be made to this legislation or how it will be interpreted. Although there are certain exemptions for PHI and clinical trial data, the CCPA’s implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future and the CCPA may increase our compliance costs and potential liability. Additionally, the CPRA imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. It also creates a new California data protection agency – the California Privacy Protection Agency – specifically tasked to enforce the law, which would likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. Similar laws have been proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that could continue to make compliance challenging and costly.

Additionally, the FTC and state attorneys general enforce consumer protection laws that prohibit unfair and deceptive acts and practices, including Section 5 of the FTC Act, which creates standards for the collection, use, dissemination and security of health-related and other personal information. Claims of unfair or deceptive trade practices regarding privacy and security can lead to significant liabilities and consequences, including regulatory investigations, penalties, fines and orders as well as civil claims, which could impact our data practices and operations or cause reputational damage.

We may also be subject to laws and regulations in foreign countries covering data privacy and other protection of health and employee information that may add additional compliance burden and complexity. For example, in the European Economic Area, the collection and use of personal data is governed by the European Union’s General Data Protection Regulation, or the GDPR. In the United Kingdom, the GDPR has been adopted in substantially the same form, however the UK may potentially make revisions in the coming years. The GDPR, together with national legislation, regulations and guidelines of the European Union member states and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, analyze, store, transfer and otherwise process personal data. European and United Kingdom data protection authorities may interpret the GDPR and national laws differently and impose additional requirements, which adds to the complexity of processing personal data in or from the European Economic Area or United Kingdom. Guidance on implementation and compliance practices is often updated or otherwise revised. The GDPR applies extra-territorially under certain circumstances and imposes stringent requirements on controllers and processors of personal data, including, for example, requirements to ensure a legal bases to process personal information, provide robust disclosures to individuals, facilitate data subject rights, provide data security breach notifications within 72 hours after discovering a breach in certain circumstances, limit retention of personal information and apply enhanced protections to health data and other categories of sensitive personal information. The GDPR also has requirements around international transfers of personal data. Requirements around transfers to the United States and other jurisdictions have increased since a July 2020 decision by the Court of Justice of the European Union invalidated the Privacy Shield as a basis to transfer personal data from Europe to the United States, and added requirements for reliance on Standard Contractual Clauses. Regulatory guidance on requirements for international transfers, and other GDPR compliance matters, continues to evolve. For example, the European Commission in December 2022 announced that it was beginning the process of drafting a new adequacy decision that would ease regulatory barriers for data transfers to the United States. However, it is widely expected that the new adequacy decision will itself face scrutiny from the Court of Justice, underscoring that GDPR compliance is an ongoing endeavor. Failure to comply with the requirements of the GDPR may result in fines of up to €20 million or up to 4% of the total worldwide annual turnover of our preceding fiscal year, whichever is higher, and other administrative penalties. To comply with the GDPR and other applicable international data protection laws and regulations, we may be required to put in place additional mechanisms ensuring compliance, which may result in other substantial expenditures.

Cybersecurity

Our business relies on secure and continuous processing of information and the availability of our IT networks and IT resources, as well as critical IT vendors that support our technology, research and other data processing operations. While we take steps to protect our systems and data, security incidents, data breaches, computer malware and computer hacking attacks have become more prevalent across industries, including the life sciences sector, and may occur on our systems or those of our third-party service providers. Unauthorized persons may in the future be able to exploit weaknesses in the security systems of our (or our third-party service providers) IT networks and gain access to PHI and other personal information, sensitive trade secrets, or other proprietary information. Any wrongful use or disclosure of PHI, other personal information, trade secrets or other proprietary information by us or our third-party service providers could subject us to regulatory fines or penalties, third-party claims or otherwise could adversely affect our business and results of operations. Although HIPAA and the regulations promulgated thereunder do not provide for a private right of action, failures to adequately protect PHI or our IT systems could be viewed as violations of the HIPAA security rule or violations of other applicable information security laws, regulations, contractual obligations or industry standards, and could further result in costly data breach notification obligations that negatively impact our reputation.

Moreover, data security incidents or data breaches, as well as attacks on our IT systems, could result in operational disruptions or data loss or corruption that could adversely impact our business and operations, resulting in substantial investment of resources to investigate, recover and remediate and subject us to heightened regulatory scrutiny.

International Regulations

Many countries in which we may offer any of our diagnostic tests in the future have anti-kickback regulations prohibiting providers from offering, paying, soliciting or receiving remuneration, directly or indirectly, in order to induce business that is reimbursable under any national health care program. In situations involving physicians employed by state-funded institutions or national healthcare agencies, violation of the local anti-kickback law may also constitute a violation of the FCPA.

The FCPA prohibits any United States individual, business entity or employee of a United States business entity to offer or provide, directly or through a third party, including any potential distributors we may rely on in certain markets, anything of value to a foreign government official with corrupt intent to influence an award or continuation of business or to gain an unfair advantage, whether or not such conduct violates local laws. In addition, it is illegal for a company that reports to the SEC to have false or inaccurate books or records or to fail to maintain a system of internal accounting controls. We will also be required to maintain accurate information and control over sales and distributors’ activities that may fall within the purview of the FCPA, its books and records provisions and its anti-bribery provisions.

The standard of intent and knowledge in anti-bribery cases is minimal. Intent and knowledge are usually inferred from that fact that bribery took place. The accounting provisions do not require intent. Violations of the FCPA’s anti-bribery provisions for corporations and other business entities are subject to a fine of up to $2 million and officers, directors, stockholders, employees, and agents are subject to a fine of up to $100,000 and imprisonment for up to five years. Other countries, including the United Kingdom and other OECD Anti-Bribery Convention members, have similar anti-corruption regulations, such as the United Kingdom Anti-Bribery Act.

When marketing our diagnostic tests outside of the United States, we may be subject to foreign regulatory requirements governing human clinical testing, prohibitions on the import of tissue necessary for us to perform our diagnostic tests or restrictions on the export of tissue imposed by countries outside of the United States or the import of tissue into the United States, and marketing approval. These requirements vary by jurisdiction, differ from those in the United States and may in some cases require us to perform additional pre-clinical or clinical testing. In many countries outside of the United States, coverage, pricing and reimbursement approvals are also required.

Market access, sales and marketing of medical devices in non-U.S. countries are subject to foreign regulatory requirements that vary widely from country to country. For example, in the European Economic Area, a medical device must meet the Medical Devices Directive’s/In Vitro Medical Devices Directive’s, or MDD/IVDD, Essential Requirements or, applicable on May 26, 2021, the Medical Devices Regulation’s, or MDR, or applicable on May 26, 2022, In Vitro Medical Devices Regulation’s, or IVDR, General Safety and Performance Requirements which apply to it, taking into account its intended purpose as defined by the data supplied by the manufacturer on the label, in the instructions for use or in promotional or sales materials or statements and as specified by the manufacturer in the clinical evaluation. Before placing a medical device on the European Economic Area market, the manufacturer must draw up a declaration of conformity, certifying that the device complies with the MDD/IVDD/MDR/IVDR, and must then affix the CE mark. For medium and high-risk devices as well as low risk devices that are placed on the market in sterile condition, have a measuring function, or are reusable surgical instruments, the manufacturer must obtain a CE certificate from a notified body. The notified body typically audits and examines the device’s technical documentation, including the clinical evaluation, and the quality system for the manufacture, design and final inspection of the relevant device before issuing a CE certificate. Following the issuance of this CE certificate, manufacturers may draw up the declaration of conformity and affix the CE mark to the devices covered by this CE certificate.

Manufacturers of medical devices must document in a clinical evaluation report, or CER, the evaluation of the clinical data related to the device. The CER is part of the device’s technical file. The evaluation shall document that the applicable Essential Requirements/General Safety and Performance Requirements are met and document the evaluation of the undesirable side-effects and the acceptability of the benefit-risk ratio. The CER must be updated based on information from the post-market surveillance and vigilance activities related to the device. The CER shall consist, inter alia, of analyzed clinical data collected from a clinical investigation of the device, or the results of other studies on substantially equivalent devices. Reliance on “substantially equivalent” devices is very restrictive and requires, inter alia, that the manufacturer has full access to the technical documentation of the equivalent device on an ongoing basis and, if the “equivalent device” is not its own, that the manufacture has in place a contract with the manufacturer of the “equivalent device.”

Environmental, Health and Safety Regulations

We are subject to various federal, state, local, and foreign environmental, health and safety laws and regulations and permitting and licensing requirements. Such laws include those governing laboratory practices, the generation, storage, use, manufacture, handling, transportation, treatment, remediation, release and disposal of, and exposure to, hazardous materials and wastes and worker health and safety. Our operations involve the generation, use, storage and disposal of hazardous materials, and the risk of injury, contamination or non-compliance with environmental, health and safety laws and regulations or permitting or licensing requirements cannot be eliminated. Compliance with environmental laws and regulations has not had a material effect on our capital expenditures, earning or competitive position.

Corporate History

We were incorporated in the State of Delaware on August 7, 2000 under the name 20/20 BioSystems, Inc. On September 19, 2000, our name was changed to 20/20 Gene Systems, Inc., on June 27, 2021, our name was changed to 20/20 GeneSystems, Inc. and on March 19, 2025, our name was changed to 20/20 Biolabs, Inc. We do not have any subsidiaries.

MANAGEMENT

Directors and Executive Officers

Set forth below is information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Jonathan Cohen	62	Chief Executive Officer, President and Director
		[Chief Financial Officer]
Jiming Zhou, Ph.D.	58	Chief Operating Officer
Ron Baker	75	Chief Business Officer
Michael Lebowitz, Ph.D.	57	Chief Scientific Officer
John G. Compton, Ph.D.	77	Chairman of the Board
Richard M. Cohen	74	Director
Wei Lu	41	Director
Prasanth Reddy	50	Director
John W. Rollins	81	Director
Michael A. Ross, M.D.	75	Director

Jonathan Cohen. Mr. Cohen is the founder of our company and has served as Chief Executive Officer, President, and a director since its inception. He is a co-inventor of two of our most successful products, OneTest and BioCheck, and has led the commercial launch and sales of both. He has also spearheaded license, research, technology transfer, investment, and sales and marketing agreements with Fortune 500 companies such as Eastman Kodak, Abbott Diagnostics, Johnson & Johnson, IBM, and Ping An, the largest health insurance company in China. Mr. Cohen has also been a leading advocate in Annapolis, MD and on Capitol Hill on behalf of small and emerging biotechnology and diagnostics companies. Before founding our company, Mr. Cohen was patent and general counsel for two publicly traded companies, Ventana Medical Systems Inc. (acquired by Roche diagnostics in 2008), from 1999 to 2000, and Oncor Inc., from 1997 to 1999. Mr. Cohen is a registered patent attorney with more than 25 years of experience in biotechnology patents and licensing matters. Mr. Cohen has a Master of Science Degree in Biotechnology from Johns Hopkins University and a law degree from the American University. We believe that Mr. Cohen is qualified to serve on our board of directors due to his experience in our industry and knowledge of our company.

Jiming Zhou, PhD. Dr. Zhou has served as our Chief Operating Officer since August 2020. He is an expert in healthcare and biotech industries, with over 20 years of experience in both academia and industry. Dr. Zhou began his academic career as an associate professor at Sichuan University in China, where he received his PhD of Biology. Afterward, he moved to the United States to conduct research at the University of Iowa, where he spent 7 years publishing over 30 peer-reviewed research papers and receiving numerous grants and patents. In 2005, Dr. Zhou transitioned into industrial R&D, where he led a joint pharmaceutical project that reached significant milestones totaling $330 million. He then went on to manage multiple clinical labs and co-founded companies, collaborating with prominent healthcare institutes both in the US and China. Prior to joining us in July 2019, Dr. Zhou held various leadership roles, including serving as president and co-founder of Baltimore-based biotech firm Firefox Pharmaceuticals, LLC from April 2017 to July 2019, partner and co-founder of Virginia-based Fairfax Medical Consulting International, LLC from October 2013, and managing director of Diagnostic Operation and Strategic Alliance of the Genetics and IVF Institute, an international company based in Virginia, from September 2009 to September 2013. Dr. Zhou’s extensive experience in the biotech industry, along with his research expertise, make him a valuable member of our team. He continues to play a crucial role in our success and growth.

Ron Baker. Mr. Baker has served as our Chief Business Officer since October 2019 and previously served as our Director of Sales from October 2019 to January 2023. Prior to joining us, he held executive management positions in clinical research, operations, technical, sales, marketing and business development with international, national and start-up companies, all related to specialized oncology laboratory services, including as executive director of U.S. sales for SGS Life Sciences (Belgium) from December 2006 to March 2018. He previously worked with Roche Diagnostics and Roche Clinical Labs, International Clinical Labs and Molecular Oncology (start-up sold to Dianon). Mr. Baker earned his BS in Biology from Loyola University.

Michael Lebowitz, Ph.D. Dr. Lebowitz has served as our Chief Scientific Officer since January 2020 and was previously our Director of Research & Development from 2009-2012. Dr. Lebowitz has more than 30 years of research experience, including 27 years in our industry and more than 25 years in research management. He has been directly involved in the commercial launch of six LDTs for the early detection of cancer and the establishment of two CLIA-certified labs. He has also spearheaded the R&D supporting an anti-cancer vaccine from discovery through phase I clinical development. He is concurrently chief scientific officer of Athanor Biosciences, Inc., a cancer therapeutics company he cofounded in 2020. Prior to his current positions, he was senior director and vice president of research at Sensei Biotherapeutics from 2014-2019. Dr. Lebowitz holds a Ph.D. from the Johns Hopkins University School of Medicine in biochemistry, cellular, and molecular biology where he subsequently completed a three-year fellowship in immunology in the department of pathology, division of immunopathology. He is currently an adjunct faculty at both Johns Hopkins University and University of Maryland, Baltimore County teaching in their respective Biotechnology programs.

John G. Compton, Ph.D. Dr. Compton has served as Chairman of the Board since July 2016. He has over 30 years of experience in the development and application of molecular biological techniques to answer questions about genetics and epidermal differentiation and has authored more than 80 publications in the field. Dr. Compton served as vice-president of BioReference Laboratories from 2007 to 2013. Previously, Dr. Compton was founder, and served as scientific director and co-president of GeneDx Inc, from 2000 to 2006, the assets of which were acquired by BioReference Laboratories (now part of Opko) in September 2006. Dr. Compton also serves as Mayor of the Town of Washington Grove, MD (2000-2008, 2018-present), on the Board of Directors of Quertle Inc. and chairs the Boards of the non-profit BlackRock Center for the Arts and the Pinkney Center for Science and Technology at Montgomery College Germantown Campus. Dr. Compton holds B.S. degrees in Physics and Biology from the Massachusetts Institute of Technology, received his Ph.D. from the University of California, Berkeley, in Biophysics, and was a Staff Scientist at the NIAMS, National Institutes of Health, Bethesda, from 1991-2000. In 2003, he was awarded the Entrepreneur of the Year award by the Technology Council of Maryland. We believe that Dr. Compton is qualified to serve on our board of directors due to his extensive experience in our industry.

Richard M. Cohen. Mr. Cohen has served as a member of our board of directors since July 2016. He is an experienced CEO/CFO at public and private companies. His professional experience includes biotech, financial services and diversified media and he maintains excellent contacts with capital financing sources on and off Wall Street. He has been the president of Richard M Cohen Consultants since 1995, a company providing financial consulting services to both public and private companies. From March 2012 to July 2015, he was the founder and managing partner of Chord Advisors, a firm providing outsourced CFO services to both public and private companies. He was the chief executive officer and chief financial officer of CorMedix Inc., a publicly traded medical device/biotechnology company with an intrapericardial therapy product targeted to markets in the U.S. and Europe, from 2010 to 2013. He has served on the board of directors and audit committees of Ondas Holdings Inc. (2018 to present), Helix BioMedix, Inc. (2006 to present), CorMedix Inc. (2010 to 2013), and Rodman & Renshaw (2008 to 2012). Mr. Cohen’s academic credentials include an MBA from Stanford University and B.S. with honors from Wharton School, University of Pennsylvania. We believe that Mr. Cohen is qualified to serve on our board of directors due to his extensive management and board experience.

Wei Lu. Ms. Lu has served as a member of our board of directors since June 2023. Ms. Lu has over 10 years of experience in private equity investment and post investment management. She has served as the Vice President of Ping An Ventures since January 2019, where she is mainly responsible for post investment management of medical investments, including biotechnology, medical devices, medical services, etc. Ms. Wei Lu holds Master’s degree in Finance from Chongqing University.

Prasanth Reddy. Dr. Reddy has served as a member of our board of directors since November 2023.  He is triple board-certified in internal medicine, medical oncology, and hematology, and practiced medicine and served in leadership positions for more than 14 years in various clinical settings including academia, private practice, managed care, and life sciences. Dr. Reddy was most recently senior vice president, global enterprise oncology head of Labcorp from January 2021 to July 2023. Previously he served as vice president of medical affairs at Foundation Medicine from February 2018 to December 2020. He currently serves in the Air Force Reserve as a Lt Colonel. Dr. Reddy earned a bachelor’s degree in microbiology and psychology from Kansas State University, and a medical degree from the University of Kansas Medical Center, where he also completed his internal medicine residency and clinical hematology and oncology fellowship. Dr. Reddy has a master’s degree in public health and is an alumnus of Harvard Business School. Additionally, he is a fellow of the American College of Physicians and is a Certified Physician Executive.  We believe that Dr. Reddy is qualified to serve on our board of directors due to his extensive experience in our industry.

John W. Rollins. Mr. Rollins has served as a member of our board of directors since November 2017. He has served on multiple boards and chairs the board of directors of the MedStar Southern Maryland Hospital Center (2014 to present). From 2001 to 2010, he taught Entrepreneurship at the George Washington University School of Business and founded the GW New Venture Competition and served as its Director from 2007 to 2014. In 2003, Mr. Rollins founded StreamCenter, Inc., a firm that pioneered online education using video streaming, and served as chair of the board of directors from 2003 to 2008, and chief executive officer from 2008 to 2010. Prior to 2001, he founded and served for three decades as the chief executive officer and chairman of AZTECH Software Corporation, the nation’s first specialized provider of information technology services to non-profit organizations. Mr. Rollins’s board experience has included serving as Trustee of the National Park Trust (Vice Chair and Treasurer) (1990 to present), Director of the MedStar Georgetown University Hospital (Vice Chair) (2002 to 2013), the Washington Hospital Center (Vice Chair and Treasurer) (1977 to 2002), and the U.S. Association for Small Business & Entrepreneurship (2004 to 2006). Mr. Rollins earned his A.B. in Mathematics from Dartmouth and his M.B.A. in Finance from the Stanford University Graduate School of Business. We believe that Mr. Rollins is qualified to serve on our board of directors due to his extensive board experience.

Michael A. Ross, M.D. Dr. Ross has served as a member of our board of directors since July 2016. He has served as the chairman and chief executive officer of Euclid Systems Corporation since 2015, where he led the growth of this ophthalmic medical device company from $3.1 million to over $20 million in five years. The bulk of Euclid’s sales are in China and East Asia where Dr. Ross visits 4-5 times per year. Prior to joining Euclid, he was chief executive officer of E-P Therapeutics from 2010 to 2012, and was a medical and scientific advisor to StemCyte, Inc. 2009 to 2010. He is Board-certified in Obstetrics and Gynecology and is a founding member of an OB-GYN-Infertility practice in Northern Virginia from 1980 to 2007. Dr. Ross has been a Clinical Professor of Obstetrics and Gynecology, George Washington University Medical Center since 1979, and has served on the boards of directors of several biotech and medical device companies. He has a B.S. in Chemistry and Biology from Dickinson College and an M.D. from George Washington University. We believe that Dr. Ross is qualified to serve on our board of directors due to his extensive experience in our industry.

Our directors currently have terms which will end at our next annual meeting of the stockholders or until their successors are elected and qualify, subject to their prior death, resignation or removal. Officers serve at the discretion of the board of directors.

Wei Lu was elected by the holders of our series A-1 preferred stock and Mr. Rollins was elected by the holders of all series of our preferred stock. Except for the rights of such holders to elect a director, which will expire upon conversion of such shares concurrent with our listing on Nasdaq, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Corporate Governance

Governance Structure

We chose to appoint a separate Chairman of the Board who is not our Chief Executive Officer. Our board of directors has made this decision based on their belief that a separate Chairman of the Board can act as a balance to the Chief Executive Officer, who also serves as a non-independent director.

The Board’s Role in Risk Oversight

The board of directors oversees that the assets of our company are properly safeguarded, that the appropriate financial and other controls are maintained, and that our business is conducted wisely and in compliance with applicable laws and regulations and proper governance. Included in these responsibilities is the board’s oversight of the various risks facing our company. In this regard, our board seeks to understand and oversee critical business risks. Our board does not view risk in isolation. Risks are considered in virtually every business decision and as part of our business strategy. Our board recognizes that it is neither possible nor prudent to eliminate all risk. Indeed, purposeful and appropriate risk-taking is essential for our company to be competitive on a global basis and to achieve its objectives.

While the board oversees risk management, company management is charged with managing risk. Management communicates routinely with the board and individual directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management.

Our board administers its risk oversight function as a whole by making risk oversight a matter of collective consideration; however, much of the work is delegated to committees, which meet regularly and report back to the full board. We have established a standing audit committee, compensation committee and nominating and corporate governance committee of our board of directors. The audit committee oversees risks related to our financial statements, the financial reporting process, and accounting and legal matters, the compensation committee evaluates the risks and rewards associated with our compensation philosophy and programs, and the nominating and corporate governance committee evaluates risks associated with management decisions and strategic direction.

Independent Directors

Nasdaq’s rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board has determined that all of our directors, other than Jonathan Cohen, qualify as “independent” directors in accordance with the rules and regulations of Nasdaq. In making its independence determinations, the board considered, among other things, relevant transactions between our company and entities associated with the independent directors, as described under the heading “Certain Relationships and Related Party Transactions,” and determined that none have any relationship with our company other relationships that would impair the directors’ independence.

Committees of the Board of Directors

Our board has established an audit committee, a compensation committee and a nominating and corporate governance committee, each with its own charter approved by the board. Prior to our listing on Nasdaq, each committee’s charter will be available on our website at 2020biolabs.com. In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of directors.

In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of directors.

Audit Committee

Richard M. Cohen, John G. Compton and Michael A. Ross, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq’s rules, have been appointed to serve on our audit committee, with Mr. Cohen serving as the chair. Mr. Cohen qualifies as “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

The audit committee is responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting the board in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our chief executive officer and chief financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing hedging transactions; (viii) reviewing and approving related party transactions; (ix) evaluating enterprise risk issues, including those related to cybersecurity; and (ix) reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Compensation Committee

Richard M. Cohen, John G. Compton and John W. Rollins, each of whom satisfies the “independence” requirements of Nasdaq’s rules, have been appointed to serve on our compensation committee, with Mr. Rollins serving as the chair. The members of the compensation committee are also “non-employee directors” within the meaning of Section 16 of the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

The compensation committee is responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) determining the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee’s performance and the adequacy of its charter.

Nominating and Corporate Governance Committee

Richard M. Cohen, John G. Compton and Michael A. Ross, each of whom satisfies the “independence” requirements of Nasdaq’s rules, have been appointed to serve on our nominating and corporate governance committee, with Mr. Ross serving as the chair. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee is responsible for, among other things: (i) recommending the number of directors to comprise our board; (ii) identifying and evaluating individuals qualified to become members of the board; (iii) recommending to the board the director nominees for each annual stockholders’ meeting; (iv) recommending to the board the candidates for filling vacancies that may occur between annual stockholders’ meetings; (v) reviewing independent director compensation and board processes, self-evaluations and policies; (vi) overseeing compliance with our code of ethics; and (vii) monitoring developments in the law and practice of corporate governance.

The nominating and corporate governance committee’s methods for identifying candidates for election to our board of directors (other than those proposed by our stockholders, as discussed below) will include the solicitation of ideas for possible candidates from a number of sources - members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The nominating and corporate governance committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the nominating and corporate governance committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

A stockholder may nominate one or more persons for election as a director at an annual meeting of stockholders if the stockholder complies with the notice and information provisions contained in our bylaws. Such notice must be in writing to our company not less than 90 days and not more than 120 days prior to the anniversary date of the preceding year’s annual meeting of stockholders or as otherwise required by requirements of the Exchange Act. In addition, stockholders furnishing such notice must be a holder of record on both (i) the date of delivering such notice and (ii) the record date for the determination of stockholders entitled to vote at such meeting.

Code of Ethics

We have adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Such code of ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and reporting of violations of the code.

We are required to disclose any amendment to, or waiver from, a provision of our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions. We intend to use our website as a method of disseminating this disclosure, as permitted by applicable SEC rules. Any such disclosure will be posted to our website within four (4) business days following the date of any such amendment to, or waiver from, a provision of our code of ethics.

EXECUTIVE COMPENSATION

Summary Compensation Table - Years Ended December 31, 2024 and 2023

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Jonathan Cohen,	2024	245,082	-	252,735	58,528	556,345
Chief Executive Officer	2023	250,000	200,000	481,120	45,364	976,484
Jiming Zhou,	2024	203,280	-	332,390	-	535,670
Chief Operating Officer	2023	215,000	160,000	436,480	-	811,480
Anne Shiflett,	2024	118,302	-	101,094	-	219,396
Former Acting Chief Financial Officer(4)	2023	112,500	-	130,000	61,431	303,931

(1)	The officers agreed to defer compensation in fiscal year 2024. The accumulated deferred amounts are as follows: $33,331 for Jonathan Cohen, $29,331 for Jiming Zhou and $11,219 for Anne Shiflett.

(2)	The amount is equal to the aggregate grant-date fair value with respect to the awards, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718.

(3)	Other compensation represents fringe benefits for insurance and employer 401(k) matches.

(4)	Ms. Shiflett served as our Acting Chief Financial Officer from April 2023 to May 2025.

Employment Agreements

On May 6, 2019, we entered into an employment agreement with Jonathan Cohen, our founder, Chief Executive Officer and President, with an initial term commencing as of January 1, 2019 and ending on December 31, 2019, which automatically renews for additional one (1) year periods unless either party provides written notice at least sixty (60) days prior to the expiration of the initial term or any renewal period. Pursuant to the employment agreement, Mr. Cohen is entitled to an annual base salary of $250,000. Mr. Cohen will also be entitled to a cash bonus for 2019 of up to 30% of the base salary at the discretion of the compensation committee and based on certain criteria set forth in the employment agreement, which shall be paid within 60 days after year end. Following sharp increases in revenues resulting from COVID-19 testing, the cash bonus cap was increased to 60% and 80% of base salary for 2021 and 2022. Mr. Cohen is also permitted during the term, if and to the extent eligible, to participate in all employee benefit plans, policies and practices maintained by or on behalf of our company commensurate with Mr. Cohen’s position. Either party may terminate the employment agreement at any time without cause (as defined in the employment agreement) upon sixty (60) days’ written notice. In addition, we may terminate the employment agreement immediately for cause. If we terminate the employment agreement without cause, all compensation payable to Mr. Cohen under the employment agreement shall cease as of the date of termination, and we shall pay to Mr. Cohen the following sums: (i) the base salary on the termination date for twelve (12) months (the applicable period being referred to as the severance period), payable in equal installments in accordance with our normal payroll procedures beginning with the termination date; (ii) benefits under group health and life insurance plans in which Mr. Cohen participated prior to termination through the severance period; (iii) all previously earned, accrued, and unpaid benefits from us and our employee benefit plans, including any such benefits under our pension, disability, and life insurance plans, policies, and programs; and (iv) bonus, if any, at the discretion of the compensation committee; provided that if, prior to the date on which our foregoing obligations cease, Mr. Cohen violates certain covenants set forth in the employment agreement, then we shall have no obligation to make any of the payments that remain payable by us under clauses (i), (ii) and (iv) above on or after the date of such violation. The payment of severance may be conditioned by us on the delivery by Mr. Cohen of a release of any and all claims that he may have against our company. In addition, if the employment agreement is terminated by us for cause, then Mr. Cohen is only entitled to receive the amounts specified in clause (iii), and if the employment agreement is terminated by Mr. Cohen or due to his death or disability, then Mr. Cohen (or his estate or representative as applicable) shall receive only the amounts specified in clauses (iii) and (iv). In the event that the term expires and is not renewed by us, then Mr. Cohen shall receive the amounts specified in clauses (i), (ii), (iii) and (iv), provided however, that this shall not apply if we enter into a new employment agreement with Mr. Cohen. Finally, in the event that the employment agreement is terminated by us within one year following a change of control (as defined in the employment agreement), then Mr. Cohen shall receive, in addition to the amount of any accrued and unpaid salary then due Mr. Cohen, the amounts specified in clauses (i), (ii), (iii) and (iv). Mr. Cohen’s employment agreement contains restrictive covenants prohibiting him from owning or operating a business that competes with our company or soliciting our customers or employees for one year following the termination of his employment.

Commencing as of April 1, 2023, we have agreed to pay Jiming Zhou, our Chief Operating Officer, an annual salary of $220,000 and he is also eligible for (i) a bonus equal to 4% of our gross profit and (ii) a bonus equal to 20% of our revenues derived from China and Taiwan, each as determined by our independent registered public accounting firm in accordance with GAAP. He is also eligible for discretionary bonuses, as determined by our board of directors, for all investments or business endeavors in China and Taiwan, for all new products launched in 2023 and based on efficiency, execution, speed, and regulatory compliance of all clinical laboratory operations. Mr. Zhou is also permitted, if and to the extent eligible, to participate in all employee benefit plans, policies and practices maintained by or on behalf of our company commensurate with his position.

Commencing as of April 1, 2023, we have agreed to pay Anne Shiflett, our former Acting Chief Financial Officer, an annual salary of $150,000 and she is also eligible for a bonus tied to financial raises prorated based on amount raised and for discretionary bonuses, as determined by our board of directors. Ms. Shiflett is also permitted, if and to the extent eligible, to participate in all employee benefit plans, policies, and practices maintained by or on behalf of our company commensurate with her position. On August 1, 2024, an amendment to Ms. Shiflett’s role was put in place that reduced her 30 hours per week to 10 hours per week with a payment cap not to exceed $6,000 per month.

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. We currently make available a retirement plan intended to provide benefits under Section 401(k) of the Internal Revenue Code of 1986, as amended, or the Code, pursuant to which employees, including the executive officers named above, can make voluntary pre-tax contributions. We match 3.5% of the first 6% of employee contributions.

Potential Payments Upon Termination or Change in Control

As described under “—Employment Agreements” above, Mr. Cohen is entitled to severance under certain circumstances described above.

Outstanding Equity Awards at Fiscal Year-End

The following table includes certain information with respect to the value of all unexercised options and unvested shares of restricted stock previously awarded to the executive officers named above at the fiscal year ended December 31, 2024.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Jonathan Cohen	388,000	-	-	$1.74	01/01/2033
Jonathan Cohen	-	125,000	-	$2.55	07/01/2034
Jiming Zhou	352,000	-	-	$1.74	01/01/2033
Jiming Zhou	-	50,000	-	$2.55	07/01/2034
Jiming Zhou	120,000	-	-	$2.55	11/01/2034
Anne Shiflett	25,000	25,000	-	$1.74	01/01/2033
Anne Shiflett	21,875	28,125	-	$1.74	04/01/2033
Anne Shiflett	-	50,000	-	$2.55	07/01/2034

Director Compensation

The table below sets forth the compensation paid to our independent directors during the fiscal year ended December 31, 2024.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
John G. Compton	24,500	60,656	85,156
Richard M. Cohen	22,500	60,656	83,156
Prasanth Reddy	17,500	60,656	78,156
John W. Rollins	22,500	60,656	83,156
Michael A. Ross	22,500	60,656	83,156

(1)	The amount is equal to the aggregate grant-date fair value with respect to the awards, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718.

Effective as of January 1, 2022, our independent directors, except for Wei Lu, who represents an investor, are paid a cash fee of $15,000 per year, payable quarterly, with the chairman receiving an additional $5,000 per year and the committee chairs receiving an additional $2,500 per year.

On July 1, 2024, each independent director listed above was granted an option for the purchase of 30,000 shares of common stock at an exercise price of $2.55 per share. Fifty percent (50%) of the shares underlying the options vested on the grant date and the remaining shares vested monthly until December 31, 2024.

Stock Incentive Plan

On January 26, 2022, our board of directors adopted our 2022 Stock Incentive Plan, or the Plan, which was approved by stockholders on June 15, 2022. Awards that may be granted include incentive stock options as described in section 422(b) of the Code, non-qualified stock options (i.e., options that are not incentive stock options) and awards of restricted stock. These awards offer our employees, consultants, advisors and outside directors the possibility of future value, depending on the long-term price appreciation of our common stock and the award holder’s continuing service with our company or one or more of its subsidiaries.

All of the permissible types of awards under the Plan are described in more detail as follows:

Purposes of Plan: The purpose of the Plan is to offer selected employees, consultants, advisors and outside directors the opportunity to acquire equity in our company.

Administration of the Plan: Administration of the Plan is entrusted to the compensation committee of the board of directors. Among other things, the committee has the authority to select persons who will receive awards, determine the types of awards and the number of shares to be covered by awards, and to establish the terms, conditions, restrictions and other provisions of awards.

Eligible Recipients: Persons eligible to receive awards under the Plan will be those employees, consultants, advisors and outside directors of our company and its subsidiaries who are selected by the compensation committee.

Shares Available Under the Plan: The maximum number of shares of common stock that may be delivered to participants under the Plan is 3,000,000, subject to adjustment for certain corporate changes affecting the shares, such as stock splits. Shares subject to an award under the Plan for which the award is canceled, forfeited or expires again become available for grants under the Plan. Shares subject to an award that is settled in cash will not again be made available for grants under the Plan.

Stock Options:

General. Subject to the provisions of the Plan, the compensation committee has the authority to determine all grants of stock options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the compensation committee may determine.

Option Price. The exercise price for stock options will be determined at the time of grant. Normally, the exercise price will not be less than the fair market value on the date of grant, as determined in good faith by the compensation committee. As a matter of tax law, the exercise price for any incentive stock option awarded may not be less than the fair market value of the shares on the date of grant. However, incentive stock option grants to any person owning more than 10% of our voting stock must have an exercise price of not less than 110% of the fair market value on the grant date.

Exercise of Options. An option may be exercised only in accordance with the terms and conditions for the option agreement as established by the compensation committee at the time of the grant. The option must be exercised by notice to us, accompanied by payment of the exercise price. Payments may be made in cash or, at the option of the compensation committee, by actual or constructive delivery of shares of common stock to the holder of the option based upon the fair market value of the shares on the date of exercise.

Expiration or Termination. Options, if not previously exercised, will expire on the expiration date established by the compensation committee at the time of grant; provided that such term cannot exceed ten years and that such term of an incentive stock option granted to a holder of more than 10% of our voting stock cannot exceed five years. Options will terminate before their expiration date if the holder’s service with us terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of service, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the compensation committee and reflected in the grant evidencing the award.

Stock Awards: Stock awards can also be granted under the Plan. A stock award is a grant of shares of common stock. These awards will be subject to such conditions, restrictions and contingencies as the compensation committee shall determine at the date of grant. Those may include requirements for continuous service and/or the achievement of specified performance goals.

Other Material Provisions: Awards will be evidenced by a written agreement, in such form as may be approved by the compensation committee. In the event of various changes to the capitalization of our company, such as stock splits, stock dividends and similar re-capitalizations, an appropriate adjustment will be made by the compensation committee to the number of shares covered by outstanding awards or to the exercise price of such awards. The compensation committee is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of our company, including acceleration of vesting. Except as otherwise determined by the compensation committee at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution. Prior to any award distribution, we are permitted to deduct or withhold amounts sufficient to satisfy any employee withholding tax requirements. The board also has the authority, at any time, to discontinue the granting of awards. The board also has the authority to alter or amend the Plan or any outstanding award or may terminate the Plan as to further grants, provided that no amendment will, without the approval of our stockholders, increase the number of shares available under the Plan or change the persons eligible for awards under the Plan. No amendment that would adversely affect any outstanding award made under the Plan can be made without the consent of the holder of such award.

Except as set forth above, we do not have any ongoing plan or arrangement for the compensation of directors and executive officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since the beginning of our 2023 fiscal year, we have not entered into any transactions, nor is there any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation” above).

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 18, 2025 for (i) each of our executive officers and directors; (ii) all of our executive officers and directors as a group; and (iii) each other stockholder known by us to be the beneficial owner of more than 5% of our outstanding common stock.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person or any member of such group has the right to acquire within sixty (60) days of September 18, 2025. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within sixty (60) days of September 18, 2025 are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o our company, 15810 Gaither Road, Suite 235, Gaithersburg, MD 20877.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Jonathan Cohen, Chief Executive Officer and Director(2)	Common Stock	1,796,067	17.85%
, [Chief Financial Officer]	Common Stock	-	*
Jiming Zhou, Chief Operating Officer(3)	Common Stock	488,667	4.83%
Ron Baker, Chief Business Officer(4)	Common Stock	56,944	*
Michael Lebowitz, Chief Scientific Officer(5)	Common Stock	66,667	*
John G. Compton, Chairman(6)	Common Stock	277,576	2.80%
Richard M. Cohen, Director(7)	Common Stock	268,275	2.71%
Wei Lu, Director	Common Stock	-	-
Prasanth Reddy, Director(8)	Common Stock	30,000	*
John W. Rollins, Director(9)	Common Stock	290,850	2.94%
Michael A. Ross, Director(10)	Common Stock	260,606	2.63%
All executive officers and directors (11 persons above)	Common Stock	3,535,652	35.35%
Full Succeed International Limited(11)	Common Stock	651,465	6.76%

*	Less than 1%

(1)	Based on 4,917,249 shares of common stock, 846,368 shares of series A preferred stock, 651,465 shares of series A-1 preferred stock, 442,402 shares of series A-2 preferred stock, 1,471,487 shares of series B preferred stock and 1,204,040 shares of series C preferred stock issued and outstanding as of September 18, 2025. All shares of preferred stock will automatically convert into shares of common stock effective automatically on the date on which our common stock begins trading on Nasdaq on a 1-for-1 basis. Prior to such conversion, the holders of preferred stock vote with the holders of common stock on all matters submitted to a vote of stockholders on an as-converted basis, with the shares currently convertible on a 1-for-1 basis. For ease of comparison, we have included the shares of preferred stock in the column for common stock as these shares vote with the holders of common stock and will automatically convert upon listing on Nasdaq.

(2)	Includes 1,366,400 shares of common stock and 429,667 shares of common stock which Mr. Cohen has the right to acquire within 60 days through the exercise of vested options.

(3)	Includes 488,667 shares of common stock which Mr. Zhou has the right to acquire within 60 days through the exercise of vested options.

(4)	Includes 56,944 shares of common stock which Mr. Baker has the right to acquire within 60 days through the exercise of vested options.

(5)	Includes 66,667 shares of common stock which Mr. Lebowitz has the right to acquire within 60 days through the exercise of vested options.

(6)	Includes 6,666 shares of common stock, 7,669 shares of series A-2 preferred stock, 2,666 shares of common stock which Mr. Compton has the right to acquire within 60 days through the exercise of warrants and 260,575 shares of common stock which Mr. Compton has the right to acquire within 60 days through the exercise of vested options.

(7)	Includes 7,700 shares of series A-2 preferred stock and 260,575 shares of common stock which Mr. Cohen has the right to acquire within 60 days through the exercise of vested options.

(8)	Includes 30,000 shares of common stock which Mr. Reddy has the right to acquire within 60 days through the exercise of vested options.

(9)	Includes 11,111 shares of common stock, 13,029 shares of series A preferred stock, 6,135 shares of series A-2 preferred stock and 260,575 shares of common stock which Mr. Rollins has the right to acquire within 60 days through the exercise of vested options.

(10)	Includes 31 shares of series A-2 preferred stock and 260,575 shares of common stock which Mr. Ross has the right to acquire within 60 days through the exercise of vested options.

(11)	Represents 651,465 shares of series A-1 preferred stock. Jundong Ji is the Chief Executive Officer of Full Succeed International Limited and has voting and investment power over the securities held by it. Mr. Ji disclaims beneficial ownership of the shares held by Full Succeed International Limited except to the extent of his pecuniary interest, if any, in such shares. The address of Full Succeed International Limited is 23F, 1333 Lujiazui Ring Road, Pudong New Area, Shanghai, People’s Republic of China.

We do not currently have any arrangements which if consummated may result in a change of control of our company.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes important terms of the classes of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and our bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part.

We are authorized to issue 50,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, $0.01 par value per share, of which 1,303,000 have been designated as series A preferred stock, 978,000 have been designated as series A-1 preferred stock, 800,000 have been designated as series A-2 preferred stock, 3,569,405 have been designated as series B preferred stock, 3,340,909 have been designated as series C preferred stock and 936,329 have been designated as series D preferred stock.

As of September 18, 2025, there were issued and outstanding 4,917,249 shares of common stock held by approximately 510 holders of record, 846,368 shares of series A preferred stock held by approximately 71 holders of record, 651,465 shares of series A-1 preferred stock held by one holder of record, 442,402 shares of series A-2 preferred stock held by approximately 1,831 holders of record, 1,471,487 shares of series B preferred stock held by approximately 40 holders of record, 1,204,040 shares of series C preferred stock held by approximately 2,511 holders of record and 101,565 shares of series D preferred stock held by one holder of record.  Effective automatically on the date on which our common stock begins trading on Nasdaq, all shares of series A preferred stock, series A-1 preferred stock, series A-2 preferred stock, series B preferred stock, series C preferred stock and series D preferred stock will automatically convert into shares of common stock on a 1-for-1 basis.

Common Stock

The holders of common stock are entitled to one (1) vote for each share held of record on all matters submitted to a vote of the stockholders. Under our certificate of incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Preferred Stock

Our certificate of incorporation authorize our board to issue up to 20,000,000 shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

As noted above, we have designated multiple series of preferred stock. All of these series provide that all outstanding shares preferred stock shall automatically be converted into shares of common stock, at the then effective conversion rate, upon the earlier to occur of (a) the closing of the sale of shares of common stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock) in a public offering pursuant to an effective registration statement or offering statement under the Securities Act resulting in at least $5,000,000 of gross proceeds to us, (b) the date on which the shares of common stock are listed on a national stock exchange, including without limitation, the New York Stock Exchange or the Nasdaq Stock Market, or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 67% of the then outstanding shares of preferred stock, voting together on an as-converted to common stock basis (which vote or consent shall include the holders of at least 67% of the shares of series A-1 preferred stock outstanding voting as a separate class). Accordingly, all shares of preferred stock will automatically convert into shares of common stock on the date on which our common stock begins trading on Nasdaq on a 1-for-1 basis.

Stock Options

As of the date of this prospectus, we have issued options to purchase an aggregate of 2,979,860 shares of common stock at a weighted average exercise price of $1.72 per share.

Warrants

As of the date of this prospectus, we have issued warrants to purchase an aggregate of 15,096 shares of common stock at a weighted average exercise price of $4.84 per share.

Convertible Promissory Notes

In January 2025, we issued convertible promissory notes in the aggregate principal amount of $70,000. The notes bear interest at a rate of five percent (5%) per annum and are due and payable within thirty (30) days of written demand from the holder; provided that such written demand may not occur prior to the date that is thirty-six (36) months from the date of issuance. The notes are unsecured and contain customary events of default. The notes are convertible into our common stock as follows:

●	If our common stock is listed on a national stock exchange, including, without limitation, through a firm underwritten initial public offering, all of the principal and accrued interest then outstanding under the notes shall be automatically converted, without any action by the holder, into shares of common stock at a conversion price equal to eighty percent (80%) of the price per share sold to the public by the underwriters at the closing of the initial public offering; provided, however, that in no event shall the number of shares be less than the number of shares issuable pursuant to a conversion upon a Qualified Financing (as defined below).

●	If we consummate a financing transaction whereby any equity or equity-linked securities are sold to investors in exchange for cash for gross proceeds of at least ten million dollars ($10,000,000) (which we refer to as a Qualified Financing), then effective upon the closing of the Qualified Financing, all of the principal and accrued interest then outstanding under the notes shall be automatically converted, without any action by the holder, into a number of shares or units, as applicable, that were sold in such Qualified Financing at a conversion price equal to eighty percent (80%) of the price per share or unit, as applicable, sold in such Qualified Financing; provided, however, that the conversion price per share or unit, as applicable, shall not exceed the quotient obtained by dividing $70,000,000 by the total number shares of common stock outstanding on a fully diluted basis (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities issuable upon the conversion of the notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)).

●	If we consummate an equity financing pursuant to which we sell shares of equity or equity-linked securities in a transaction that does not constitute a Qualified Financing, then the holders of at least a majority in principal amount of the notes then outstanding shall have the option to treat such equity financing as a Qualified Financing.

Accordingly, the convertible promissory notes will automatically convert into shares of our common stock on the date on which our common stock begins trading on Nasdaq at conversion price obtained by dividing $70,000,000 by the total number shares of common stock outstanding on a fully diluted basis (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities issuable upon the conversion of the notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity).

In May 2025, we launched an equity crowdfunding offering under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder, pursuant to which we offered convertible promissory notes. The initial closing of this offering was completed in July 2025 and the offering terminated on August 14, 2025. We issued notes in the aggregate principal amount of $493,000. The notes bear interest at a rate of fifteen percent (15%) per annum and are due and payable within ninety (90) days of written demand from the holder; provided that such written demand may not occur prior to the date that is twenty-four (24) months from the date of issuance. The notes may not be pre-paid by us without the prior written consent of the holders of a majority of the then outstanding principal amount of the notes. The notes are unsecured and contain customary events of default. The notes are convertible into common stock as follows:

●	If our company’s (or a successor to our company’s) shares are listed on a national securities exchange, including, without limitation, through a firm underwritten initial public offering, merger, reverse merger, or direct listing, all of the principal and accrued interest then outstanding under the notes shall be automatically converted, without any action by the holders, into a number of shares equal to the number that results from the following equation: dividing (i) all of the principal and accrued interest then outstanding under the notes by (ii) a conversion price equal to (A) eighty percent (80%) of the price per share sold to the public by the underwriters at the closing of the initial public offering, or (B) in the event of a merger, reverse merger, or direct listing, the volume weighted average price of our common stock during the five (5) trading days following such merger, reverse merger, or direct listing.

●	If we consummate a financing transaction whereby any equity or equity-linked securities are sold to investors in exchange for cash in which we receive gross proceeds of at least four million dollars ($4,000,000) (including the conversion of the notes) (which is referred to as a Qualified Financing), then effective upon the closing of the Qualified Financing, all of the principal and accrued interest then outstanding under the notes shall be automatically converted, without any action by the holders, into a number of shares or units, as applicable, that were sold in such Qualified Financing at a conversion price equal to eighty percent (80%) of the price per share or unit, as applicable, sold in such Qualified Financing.

●	If we consummate a financing transaction whereby any equity or equity-linked securities are sold to investors in exchange for cash in a transaction that does not constitute a Qualified Financing, then the holders of a majority of the then outstanding principal amount of the notes shall have the option to treat such equity financing as a Qualified Financing.

Accordingly, the convertible promissory notes will automatically convert into shares of our common stock upon listing on Nasdaq at conversion price equal to the volume weighted average price of our common stock during the five (5) trading days following such direct listing.

Anti-takeover Effects of Delaware Law and Charter Provisions

Provisions of the General Corporation Law of the State of Delaware, or the DGCL, our certificate of incorporation and our bylaws could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our stockholders. Such provisions of the DGCL, our certificate of incorporation and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

Our authorized but unissued shares of common stock are available for our board of directors to issue without stockholder approval, subject to Nasdaq’s rules. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions and employee stock plans. The existence of our authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of our company by means of a proxy context, tender offer, merger or other transaction since our board of directors can issue large amounts of capital stock as part of a defense to a take-over challenge. In addition, we have authorized in our certificate of incorporation 20,000,000 shares of preferred stock. Our board acting alone and without approval of our stockholders, subject to Nasdaq’s rules, can designate and issue one or more series of preferred stock containing super-voting provisions, enhanced economic rights, rights to elect directors, or other dilutive features, that could be utilized as part of a defense to a take-over challenge.

In addition, various provisions of our bylaws may also have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of our company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. Our bylaws may be adopted, amended or repealed by our board of directors. Our bylaws also contain limitations as to who may call special meetings as well as require advance notice of stockholder matters to be brought at a meeting. Additionally, our bylaws also provide that no director may be removed by less than a majority vote of the issued and outstanding shares entitled to vote on the removal. Our bylaws also permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Our bylaws also establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

We are subject to Section 203 of the DGCL, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for the three years after becoming an interested stockholder unless:

●	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

●	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with our company for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598, telephone 212-828-8436, is the transfer agent for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our common stock on Nasdaq, there has been no public market for our common stock. Sales of a substantial number of shares our common stock in the public market following our listing on Nasdaq, or the perception that such sales could occur, could adversely affect the public price of our common stock and may make it more difficult for you to sell your shares at a time and price that you deem appropriate. We will have no input if and when any selling stockholders may, or may not, elect to sell their shares or the prices at which any such sales may occur.

Immediately following our direct listing on Nasdaq, we will have          shares of common stock outstanding, which includes (i) 4,717,327 shares of common stock that will be issued upon the conversion of 4,717,327 shares of preferred stock effective automatically on the date on which our common stock begins trading on Nasdaq, (ii)          shares of common stock that will be issued upon the conversion of promissory notes in the aggregate principal amount of $563,000 effective automatically on the date on which our common stock begins trading on Nasdaq and (iii)          shares of common stock (equal to 1% of our outstanding common stock on a fully-diluted basis) that we have agreed to issue to Maxim upon completion of our direct listing. With the exception of shares owned by our directors, officers and certain stockholders, substantially all of our common stock may be sold after our initial listing on Nasdaq, either by the selling stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act.

The remaining shares of outstanding common stock will be “restricted securities,” as that term is defined in Rule 144 of the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act, which rules are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least twelve months, or at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our common stock then outstanding; or

●	1% of the average weekly trading volume of our common stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the listing of our common stock on Nasdaq. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock. This summary is limited to Non-U.S. Holders (as defined below) that hold our common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This summary does not discuss all of the aspects of U.S. federal income taxation that may be relevant to a Non-U.S. Holder in light of the Non-U.S. Holder’s particular investment or other circumstances. Accordingly, all prospective Non-U.S. Holders should consult their own tax advisors with respect to the U.S. federal, state, local and non-United States tax consequences of the purchase, ownership and disposition of our common stock.

This summary is based on provisions of the Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the U.S. federal income tax consequences of owning and disposing of our common stock as described in this summary. There can be no assurance that the IRS will not take a contrary position with respect to one or more of the tax consequences described herein and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the ownership or disposition of our common stock.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an entity or arrangement treated as a partnership;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust, if (1) a United States court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships, and partners in partnerships, that hold our common stock should consult their own tax advisors as to the particular U.S. federal income tax consequences of owning and disposing of our common stock that are applicable to them.

This summary does not consider any specific facts or circumstances that may apply to a Non-U.S. Holder, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax, and does not address any special tax rules that may apply to particular Non-U.S. Holders, including, without limitation:

●	a Non-U.S. Holder that is a financial institution, insurance company, tax-exempt organization, pension plan, broker, dealer or trader in stocks or securities, foreign currency dealer, U.S. covered expatriate, controlled foreign corporation or passive foreign investment company;

●	a Non-U.S. Holder holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

●	a Non-U.S. Holder that holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; or

●	a Non-U.S. Holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding common stock.

In addition, this summary does not address any U.S. state or local, or non-U.S. or other tax consequences, or any U.S. federal income tax consequences for beneficial owners of a Non-U.S. Holder, including stockholders of a controlled foreign corporation or passive foreign investment company that holds our common stock. This summary also does not address the effects of other U.S. federal tax laws, such as estate and gift tax laws.

Each Non-U.S. Holder should consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of owning and disposing of our common stock.

Distributions

We do not currently expect to pay any cash dividends on our common stock. If we make distributions of cash or property (other than certain pro rata distributions of our common stock) with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock and will reduce (but not below zero) such Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain from a disposition of our common stock subject to the tax treatment described below in “—Dispositions of Our Common Stock.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate).

Distributions on our common stock that are treated as dividends and that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. An exception may apply if the Non-U.S. Holder is eligible for, and properly claims, the benefit of an applicable income tax treaty and the dividends are not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States. In such case, the Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will not be subject to the United States withholding tax if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. A Non-U.S. Holder treated as a corporation for U.S. federal income tax purposes may also be subject to a “branch profits tax” at a 30% rate (unless the Non-U.S. Holder is eligible for a lower rate under an applicable income tax treaty) on the Non-U.S. Holder’s earnings and profits (attributable to dividends on our common stock or otherwise) that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

The IRS Forms and other certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by timely filing with the IRS an appropriate claim for a refund in the form of a U.S. tax return. Non-U.S. Holders should consult their tax advisors regarding their eligibility for benefits under any relevant income tax treaty and the manner of claiming such benefits.

The foregoing discussion is subject to the discussions below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (including United States withholding tax) on gain recognized on any sale or other disposition of our common stock unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); in this case, the gain will be subject to U.S. federal income tax on a net income basis at the regular rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the “branch profits tax” described above may also apply;

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain United States source capital losses (provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses), generally will be subject to a flat 30% U.S. federal income tax, even if the Non-U.S. Holder is not treated as a resident of the United States under the Code; or

●	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the period that the Non-U.S. Holder held our common stock.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation is made from time to time and depends on the relative fair market values of our assets, there can be no assurance in this regard. If we were a United States real property holding corporation, the tax relating to disposition of stock in a United States real property holding corporation generally will not apply to a Non-U.S. Holder whose holdings, direct, indirect and constructive, constituted 5% or less of our common stock at all times during the applicable period, provided that our common stock is “regularly traded on an established securities market” (as provided in applicable U.S. Treasury regulations) at any time during the calendar year in which the disposition occurs. Nasdaq is an “established securities market.” However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders should consult their tax advisors regarding the possible adverse U.S. federal income tax consequences to them if we are, or were to become, a United States real property holding corporation.

The foregoing discussion is subject to the discussions below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Backup Withholding and Information Reporting

Backup withholding (currently at a rate of 24%) will not apply to payments of dividends on our common stock to a Non-U.S. Holder if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person or is otherwise entitled to an exemption. However, the applicable withholding agent generally will be required to report to the IRS (and to such Non-U.S. Holder) payments of distributions on our common stock and the amount of U.S. federal income tax, if any, withheld from those payments, regardless of whether such distributions constitute dividends. In accordance with applicable treaties or agreements, the IRS may provide copies of such information returns to the tax authorities in the country in which the Non-U.S. Holder resides.

The gross proceeds from sales or other dispositions of our common stock may be subject, in certain circumstances discussed below, to U.S. backup withholding and information reporting. If a Non-U.S. Holder sells or otherwise disposes of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the disposition proceeds are paid to the Non-U.S. Holder outside the United States, the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of disposition proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common stock through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the Non-U.S. Holder is not a United States person and certain other conditions are met or the Non-U.S. Holder otherwise qualifies for an exemption.

If a Non-U.S. Holder receives payments of the proceeds of a disposition of our common stock to or through a United States office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder provides to the broker a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or the Non-U.S. Holder otherwise qualifies for an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s U.S. federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.

FATCA Withholding

The Foreign Account Tax Compliance Act and related U.S. Treasury guidance (commonly referred to as FATCA) impose U.S. federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) U.S. source dividends (including dividends paid on our common stock) and (ii) (subject to the proposed U.S. Treasury Regulations discussed below) the gross proceeds from the sale or other disposition of property that produces U.S. source dividends (including sales or other dispositions of our common stock). This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its U.S. account holders and its U.S. owners and (ii) certain withholding obligations applicable to certain payments to its account holders and certain other persons. Accordingly, the entity through which a Non-U.S. Holder holds our common stock will affect the determination of whether such withholding is required. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable U.S. Treasury Regulations and administrative guidance, withholding under FATCA generally will apply to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed U.S. Treasury Regulations eliminate FATCA withholding on payments of gross proceeds. Taxpayers generally may rely on these proposed U.S. Treasury Regulations until final U.S. Treasury Regulations are issued.

Non-U.S. Holders are encouraged to consult their tax advisors regarding the possible application of FATCA in their particular circumstances.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are those previously issued to the selling stockholders. We are registering these shares in order to permit the selling stockholders to offer the shares for resale from time to time. None of these shares may be sold in reliance upon Rule 144 of the Securities Act.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws. Unless otherwise indicated in the footnotes below, based on the information provided to us by or on behalf of the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares by each of the selling stockholders. The second column lists the number of shares beneficially owned by each selling stockholder. The third column lists the shares being offered by this prospectus by the selling stockholders. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Applicable percentage ownership is based on 4,917,249 shares of common stock outstanding as of September 18, 2025. For purposes of computing percentage ownership after this offering, we have assumed that all shares held by the selling stockholders will be sold in this offering. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or releasable or that will become exercisable or releasable within 60 days of September 18, 2025. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

	Common Stock Beneficially Owned Prior to Offering		Number of Shares Being	Common Stock Beneficially Owned After Offering
Name of Beneficial Owner	Shares	%	Offered	Shares	%

*	Less than 1%

PLAN OF DISTRIBUTION

All of the shares covered in this prospectus may be freely sold upon effectiveness of this registration statement. The shares of common stock beneficially owned by the selling stockholders covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer. We will not receive any of the proceeds from the sale of the securities by the selling stockholders. The selling stockholders will not be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will they control or influence Maxim in carrying out its role as a financial adviser. We will not be involved in the price setting process. Additionally, the price of our common stock in prior private transactions may have little or no relation to the opening price and subsequent public price of our common stock on Nasdaq. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may offer, sell or distribute all or a portion of the securities hereby registered publicly at prevailing market prices. We are not party to any arrangement with any selling stockholder or any broker-dealer with respect to sales of shares of common stock by the selling stockholders. As such, we do not anticipate receiving notice as to if and when any selling stockholder may, or may not, elect to sell their shares of common stock or the prices at which any such sales may occur, and there can be no assurance that any selling stockholders will sell any or all of the shares of common stock covered by this prospectus.

On the day that our shares of common stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative current reference price (as defined below) on the basis of such accepted orders. The current reference price is calculated each second and, during a 10-minute “display only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “display only” period, a “pre-launch” period begins, during which Maxim, in its capacity as our financial advisor, must notify Nasdaq that our shares are “ready to trade.” Once Maxim has notified Nasdaq that our shares of common stock are ready to trade, Nasdaq will confirm the current reference price for our common stock, in accordance with the Nasdaq rules. If Maxim then approves proceeding at the current reference price, the applicable orders that have been entered will then be executed at such price and regular trading of our shares of common stock on Nasdaq will commence, subject to Nasdaq conducting validation checks in accordance with the Nasdaq rules.

Under the Nasdaq rules, the current reference price means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by Nasdaq in consultation with Maxim in its capacity as our financial advisor. In the event that more than one price exists under (iii), Maxim will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder.

In determining the current reference price, Nasdaq’s cross algorithms will match orders that have been entered into and accepted by Nasdaq’s system. This occurs with respect to a potential current reference price when orders to buy shares of common stock at an entered bid price that is greater than or equal to such potential current reference price are matched with orders to sell a like number of shares of common stock at an entered asking price that is less than or equal to such potential current reference price. To illustrate, as a hypothetical example of the calculation of the current reference price, if Nasdaq’s cross algorithms matched all accepted orders as described above, and two limit orders remained — a limit order to buy 500 shares of common stock at an entered bid price of $10.01 per share and a limit order to sell 200 shares of common stock at an entered asking price of $10.00 per share — the current reference price would be selected as follows:

●	Under clause (i), if the current reference price is $10.00, then the maximum number of additional shares that can be matched is 200. If the current reference price is $10.01, then the maximum number of additional shares that can be matched is also 200, which means that the same maximum number of additional shares would be matched at the price of either $10.00 or $10.01.

●	Because more than one price under clause (i) exists, under clause (ii), the current reference price would be the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price). Selecting either $10.00 or $10.01 as the current reference price would create the same imbalance in the limit orders that cannot be matched, because at either price 300 shares would not be matched.

●	Because more than one price under clause (ii) exists, under clause (iii), the current reference price would be the entered price at which orders for shares of common stock at such entered price will remain unmatched. In such case, choosing $10.01 would cause 300 shares of the 500 share limit order with the entered price of $10.01 to remain unmatched, compared to choosing $10.00, where all 200 shares of the limit order with the entered price of $10.00 would be matched, and no shares at such entered price remain unmatched. Thus, Nasdaq would select $10.01 as the current reference price, because orders for shares at such entered price will remain unmatched. The above example (including the prices) is provided solely by way of illustration.

Maxim will determine when our shares of common stock are ready to trade and approve proceeding at the current reference price primarily based on considerations of volume, timing and price. In particular, Maxim will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the current reference price. If Maxim does not approve proceeding at the current reference price (for example, due to the absence of adequate pre-opening buy and sell interest), it will request that Nasdaq delay the opening until such a time that sufficient price discovery has been made to ensure that a reasonable amount of volume crosses on the opening trade. Further, in the highly unlikely event that Nasdaq consults with Maxim as described in clause (iv) of the definition of current reference price, Maxim would request that Nasdaq delay the opening to ensure a single opening price within clauses (i), (ii) or (iii) of the definition of the current reference price. The selling stockholders will not be involved in Nasdaq’s price-setting mechanism, and will not coordinate or be in communication with Maxim including with respect to any decision by Maxim to delay or proceed with trading.

Similar to a Nasdaq-listed firm-commitment underwritten initial public offering, in connection with the listing of our common stock, buyers and sellers who have subscribed will have access to Nasdaq’s Order Imbalance Indicator, a widely available, subscription-based data feed, prior to submitting buy or sell orders. Nasdaq’s electronic trading platform simulates auctions every second to calculate a current reference price, the number of shares of common stock that can be paired off the current reference price, the number of shares of common stock that would remain unexecuted at the current reference price and whether a buy-side or sell-side imbalance exists, or whether there is no imbalance, to disseminate that information continuously to buyers and sellers via the Order Imbalance Indicator data feed.

However, because this is not an initial public offering being conducted on a firm-commitment underwritten basis, there will be no traditional book building process. Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of common stock to the public, as there would be in a firm-commitment underwritten initial public offering. The lack of an initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, the public price of our shares of common stock may be more volatile than in an initial public offering underwritten on a firm-commitment basis and could, upon being listed on Nasdaq, decline significantly and rapidly. See “Risk Factors—Risks Related to Ownership of Our Common Stock—Our shares of common stock currently have no public market. An active trading market may not develop or continue to be liquid and the market price of our common stock may be volatile.”

In addition, to list on Nasdaq, we are also required to have at least three registered and active market makers. We expect that Maxim will act as a registered and active market maker and will engage other market makers.

In addition to sales made pursuant to this prospectus, the shares of common stock covered by this prospectus may be sold by the selling stockholders in private transactions exempt from the registration requirements of the Securities Act.

Under the securities laws of some states, shares of common stock may be sold in such states only through registered or licensed brokers or dealers.

If any of the selling stockholders utilize a broker-dealer in the sale of the shares of common stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions or commissions from such selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal.

We will keep this prospectus effective until the earlier of the date on which (i) all of the securities may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144 under the Securities Act without the requirement for us to be in compliance with the current public information under Rule 144 or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.

We have engaged Maxim as our financial advisor to advise and assist us with respect to certain matters relating to our listing. The services expected to be performed by Maxim will include providing advice and assistance with respect to defining objectives, analyzing, structuring and planning the listing.

However, Maxim will not be engaged to otherwise facilitate or coordinate price discovery activities or sales of shares of our common stock in consultation with us, and will not be permitted to, and will not be instructed by us to, plan or actively participate in any investor education activities, except as described herein.

Maxim is not acting as an underwriter, placement agent, selling agent or other “distribution participant” (as that term is defined in Rule 100 of Regulation M) in connection with the resale offering, and will observe all applicable restrictions, including the restricted period provisions of Regulation M, should those provisions ever become relevant.

Prior to our engagement of Maxim, neither Maxim nor any of its affiliates have provided services of any kind to us. However, Maxim is a full service financial institution engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Maxim and their affiliates may, from time to time, perform financial advisory and investment banking services for us, for which they would receive customary fees, discounts and customary payments including but not limited to certain expense reimbursements.

In connection with its engagement as our financial advisor, Maxim received 94,124 shares of our common stock, which is equal to 0.75% of our outstanding common stock, on a fully diluted basis, as of the date of our engagement letter with Maxim. In addition, Maxim will be entitled to a number of shares of common stock equal to 1% of the issued and outstanding common stock on a fully diluted basis upon the successful consummation of the direct listing. Maxim will also be entitled to an expense reimbursement for all reasonable, documented expenses incurred by Maxim in connection with its engagement up to $35,000. In addition, Maxim will be entitled to a cash advisory fee of $200,000 upon the closing of our first financing transaction post-completion of the direct listing.

Additionally, pursuant to the terms of our engagement with Maxim, for a period of 12 months beginning on the date the registration statement of which this prospectus forms a part is effective, we have granted Maxim the right of first refusal to act as exclusive underwriter and book running manager, exclusive placement or sales agent, or our exclusive advisor, as applicable, in connection with any and all public offerings of our securities, private placements of our securities or other such financing during such 12 month period. Such right of first refusal is subject to our termination of our engagement with Maxim for gross negligence, willful misconduct or an uncured material breach of our engagement with Maxim.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Bevilacqua PLLC, Washington, DC.

EXPERTS

Our financial statements for the years ended December 31, 2024 and 2023 appearing elsewhere in this prospectus have been included herein in reliance upon the report of dbbmckennon, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with the registration statement. For further information pertaining to us and the securities to be offered hereby, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents.

We currently file annual, semiannual and other reports with the SEC under the reporting rules set forth in Regulation A of Section 3(6) of the Securities Act for Tier 2 offerings. Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains these reports, proxy statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. Additionally, we will make these filings available, free of charge, on our website at 2020biolabs.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference into this document.

FINANCIAL STATEMENTS

20/20 BIOLABS, INC.

UNAUDITED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

BALANCE SHEETS

JUNE 30, 2025 AND DECEMBER 31, 2024

(UNAUDITED)

	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$1,023,949	$1,784,009
Accounts receivable, net	174,251	135,272
Inventory	61,660	47,164
Prepaid expenses and other current assets	152,909	174,210
Total current assets	1,412,769	2,140,655
License agreement, net	282,393	293,643
Property and equipment, net	84,998	116,669
Intangible assets, net	203,896	205,529
Right-of-use assets, net	689,627	772,385
Other assets	23,057	55,527
Total assets	$2,696,740	$3,584,408

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$556,636	$372,303
Accrued liabilities	537,414	346,622
Deferred revenue	380,457	470,451
Lease liability – current	170,781	165,702
Total current liabilities	1,645,288	1,355,078

Long-term liabilities:
Convertible notes payable	71,675	-
Deferred revenue – long-term	45,833	50,000
Lease liability – long term	582,335	673,848
Total long-term liabilities	699,843	723,848

Total liabilities	2,345,131	2,078,926

Commitments and contingencies (Note 7)		-

Stockholders’ equity:
Series D preferred stock, $0.01 par value; 936,329 authorized; 101,565 and 62,441 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively; liquidation preference of $362,169	1,016	624
Series C preferred stock, $0.01 par value; 3,340,909 authorized; 1,204,040 shares issued and outstanding as of June 30, 2025 and December 31, 2024; liquidation preference of $5,297,776	12,043	12,043
Series B preferred stock, $0.01 par value; 3,569,405 authorized; 1,471,487 shares issued and outstanding as of June 30, 2025 and December 31, 2024; liquidation preference of $5,194,349	14,715	14,715
Series A-2 preferred stock, $0.01 par value; 800,000 authorized; 442,402 shares issued and outstanding as of June 30, 2025 and December 31, 2024; liquidation preference of $1,442,231	4,424	4,424
Series A-1 preferred stock, $0.01 par value; 978,000 authorized; 651,465 shares issued and outstanding as of June 30, 2025 and December 31, 2024; liquidation preference of $1,999,998	6,515	6,515
Series A preferred stock, $0.01 par value; 1,303,000 authorized; 846,368 shares issued and outstanding as of June 30, 2025 and December 31, 2024; liquidation preference of $2,598,350	8,464	8,464
Common stock, $0.01 par value; 25,000,000 authorized; 4,823,125 shares issued and outstanding as of June 30, 2025 and December 31, 2024	48,231	48,231
Subscription receivable	-	(28,734)
Additional paid-in capital	30,945,110	30,522,598
Accumulated deficit	(30,688,909)	(29,083,398)
Total stockholders’ equity	351,609	1,505,482
Total liabilities and stockholders’ equity	$2,696,740	$3,584,408

See accompanying notes to the financial statements

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(UNAUDITED)

	2025	2024
Revenues	$1,088,880	$855,250

Cost of revenues	759,822	682,109

Gross profit	329,058	173,141

Operating expenses:
Sales, general and administrative	1,615,955	2,181,124
Research and development	330,955	518,626
Total operating expenses	1,946,910	2,699,750

Operating loss	(1,617,852)	(2,526,609)

Other income (expense):
Interest expense	(1,675)	(12,646)
Interest income	14,131	51,271
Other income (expense), net	(115)	58,889
Total other income (expense)	12,341	97,514

Provision for income taxes	-	-

Net loss	$(1,605,511)	$(2,429,095)

Basic and diluted net loss per common share	$(0.33)	$(0.51)
Weighted-average common shares outstanding, basic and diluted	4,823,125	4,777,548

See accompanying notes to the financial statements

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(UNAUDITED)

	Series D Preferred Stock		Series C Preferred Stock		Series B Preferred Stock		Series A-2 Preferred Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Additional Paid-in	Subscription	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
Balance, December 31, 2024	62,441	$624	1,204,040	$12,043	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,823,125	$48,231	$30,522,598	$(28,734)	$(29,083,398)	$1,505,482
Stock option expense	-		-	-	-	-	-	-	-	-	-	-	-	-	259,300	-	-	259,300
Issuance of series D preferred	39,124	392	-	-	-	-	-	-	-	-	-	-	-	-	163,212	28,734	-	192,338
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,605,511)	(1,605,511)
Balance, June 30, 2025	101,565	$1,016	1,204,040	$12,043	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,823,125	$48,231	$30,945,110	$-	$(30,688,909)	$351,609

	Series D Preferred Stock		Series C Preferred Stock		Series B Preferred Stock		Series A-2 Preferred Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Additional Paid-in	Subscription	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
Balance, December 31, 2023	-	$-	1,204,040	$12,043	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,773,128	$47,731	$28,150,331	$-	$(23,956,731)	$4,287,492
Stock option expense	-	-	-	-	-	-	-	-	-	-	-	-	-	-	627,862	-	-	627,862
Issuance of series D preferred	24,604	246	-	-	-	-	-	-	-	-	-	-	-	-	122,233	(18,850)	-	103,629
Debt converted to common stock	-	-	-	-	-	-	-	-	-	-	-	-	49,997	500	241,311	-	-	241,811
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,429,095)	(2,429,095)
Balance, June 30, 2024	24,604	$246	1,204,040	$12,043	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,823,125	$48,231	$29,141,737	$(18,850)	$(26,385,826)	$2,831,699

See accompanying notes to the financial statements

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(UNAUDITED)

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,605,511)	$(2,429,095)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	33,304	59,782
Stock based compensation	259,300	627,862
Amortization of license fees	11,250	11,250
Amortization of right-of-use assets, net of liabilities	(3,676)	(998)
Amortization of debt discount	-	4,979
Changes in operating assets and liabilities:
Accounts receivable	(38,979)	(64,729)
Inventory	(14,496)	8,298
Prepaid expenses and other assets	53,770	(59,730)
Accounts payable	184,333	17,631
Accrued liabilities	190,793	100,075
Interest payable	1,675	7,667
Deferred revenue	(94,161)	237,074
Net cash used in operating activities	(1,022,398)	(1,479,934)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible notes payable	70,000	-
Proceeds from series D preferred stock	192,338	103,629
Net cash provided by financing activities	262,338	103,629

Decrease in cash and cash equivalents	(760,060)	(1,376,305)
Cash and cash equivalents, beginning of period	1,784,009	4,089,461
Cash and cash equivalents, end of period	$1,023,949	$2,713,156

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Non-cash disclosures of cash flow information:
Conversion of convertible notes payable and accrued interest to common stock	$-	$241,810
Subscription receivable - Issuance of series D preferred	$-	$18,850

See accompanying notes to the financial statements

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

20/20 Biolabs, Inc. (formerly 20/20 GeneSystems, Inc.) (the “Company”), founded in May 2000, is a commercial stage diagnostics company with the core mission of developing and commercializing clinical laboratory tests for early disease detection and prevention and associated software that is powered by machine learning and real-world data to improve diagnostic accuracy and clinical utility.

For early cancer detection, the Company uses machine learning and real-world data analytics approaches to substantially improve the accuracy of tumor biomarkers that are currently tested in millions of individuals around the world. The Company’s cancer product, known as OneTest, is a multi-cancer test for screening at least five types of cancer from one blood sample.

The Company’s legacy business includes a patented field test kit for screening suspicious powders for bioterror agents that is used regularly by hundreds of first responder organizations worldwide, known as BioCheck.

To increase its menu of innovative tests faster and at a lower cost and risk than through internal development, in 2021, the Company established its Clinical Laboratory Innovation Accelerator (“CLIAx”), which permits diagnostics start-up companies from around the world to launch their laboratory developed tests in the Company’s CLIA (Clinical Laboratory Improvement Amendments) licensed laboratory using shared equipment and laboratory personnel.

Management Plans

The Company had incurred operating losses since its inception up to December 31, 2020; however, the Company experienced profitability from January 1, 2021 through December 31, 2022 from revenue generated from COVID-19 testing. With the winding down and lifting of the government funding of COVID-19 testing reimbursement, the Company incurred operating losses for 2025 and 2024. Historically during the years of losses, the Company has relied on debt and equity financing for working capital. The Company expects to fund its operations through cash on hand, increased revenue from operations, planned reductions in spending, and the remaining capital raised through its planned Regulation CF offering and institutional financing in the form of a convertible note.

Based on the Company’s plans, management believes the doubt regarding the Company’s ability to continue as a going concern has been alleviated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Regulation S-X. Accordingly, the unaudited interim condensed financial statements do not include all of the information and footnotes required by GAAP for complete financial statements.

In the opinion of management, all adjustments consisting of normal recurring entries necessary for a fair statement of the periods presented for: (a) the financial position; (b) the results of operations; and (c) cash flows, have been made in order to make the unaudited interim condensed financial statements presented not misleading. The results of operations for such interim periods are not necessarily indicative of operations for a full year. The accompanying unaudited interim condensed financial statements should be read in conjunction with the audited financial statements and related notes as of and for the year ended December 31, 2024 included in the Company’s Annual Report on Form 1-K.

Business Segments

The Company has determined that its current business and operations consist of one reporting segment.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

Reclassifications

The Company has reclassified, combined or separately disclosed certain amounts in the prior years’ financial statements and accompanying footnotes to conform with the current year’s presentation. These changes consisted of reclassifying prepaid royalties of $106,430 to current assets and aggregating with “Prepaid and other current assets” on the December 31, 2024 balance sheet.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2025 and December 31, 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities and deferred revenue. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Significant Accounting Policies and Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions include revenue recognition, allowances for doubtful accounts, deferred revenue, stock-based compensation and related valuation allowances and impairment of long-lived assets. Actual results could differ from the estimates.

Cash and Cash Equivalents

The Company considers time deposits, certificates of deposit, and certain investments with an original maturity of three months or less to be cash equivalents.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

Accounts Receivable

Accounts receivable represent amounts due from commercial customers. As of June 30, 2025 and December 31, 2024, customer accounts receivable totaled $174,251 and $135,272, respectively. The payment of consideration related to these third-party receivables is subject only to the passage of time. Management reviews open accounts monthly and takes appropriate steps for collection. For its financial instruments subject to credit risk, consisting of its receivables, the Company recognizes as an allowance its estimate of lifetime expected credit losses under the current expected credit loss (CECL) model of ASC 326, Financial Instruments - Credit Losses. The approach is based on the Company’s internal knowledge and historical default rates over the expected life of the receivables and is adjusted to reflect current economic conditions. This evaluation takes into account the customer’s ability and intention to pay the consideration when it is due along with incorporating changes in the forward-looking estimates. If the expected financial condition of the Company’s customers were to improve, the allowances may be reduced accordingly. An allowance for credit losses of $51,899 and $29,346 is included in accounts receivable at June 30, 2025 and December 31, 2024, respectively.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first out (FIFO) method. Inventories consisted entirely of finished goods as of June 30, 2025 and December 31, 2024.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three (3) to seven (7) years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized on the straight-line basis over the lesser of their estimated useful lives or the term of the related lease, whichever is shorter. Gains or losses on dispositions of assets are reflected in other income or expense.

Intangible Assets – Patents

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. The Company evaluates the capitalized costs annually to determine if any amounts should be written down. Patent costs begin amortizing upon approval by the corresponding government and are generally amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

Intangible Assets - License Agreements

In accordance with ASC 730-10-25-2.c, Topic 350-30 paragraph 805-50-30-2, license fees incurred through license agreements for technology supporting specific products to be sold are either expensed or recognized as intangible assets and treated as an asset acquisition when the following criteria are met: (1) the asset is identifiable, (2) the Company has control over the asset, (3) the cost of the asset can be measured reliably, and (4) it is probable that economic benefits will flow to the Company. In accordance with Topic 350-30 paragraph 805-50-30-2, the costs associated with the license agreement are analyzed to determine if they should be capitalized or expensed depending on if an alternative future use can be identified utilizing the technology. If the fees paid are attributed to an alternative future use, then those costs are capitalized and measured by the cash paid to the licensor for the licensing of their technology in accordance with the license agreement. Any costs incurred during the validation of the technology are expensed once incurred. The capitalized license fees are amortized either beginning when the technology is validated internally and is ready to be included within the Company’s product offerings over the period covered by the agreement which might include extensions or based on other terms specific to the agreement. Future milestone payments and royalties are expensed when incurred.

Impairment of Long-Lived Assets

The Company reviews its property and equipment and any identifiable intangibles with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted operating cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Offering Costs

The Company complies with the requirements of ASC 340 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the Preferred Stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the Preferred Stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the Preferred Stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Costs incurred directly for the issuance of the Preferred Stock are recorded as a reduction of gross proceeds received by the Company.

Basic and Diluted Loss Per Share

The Company follows Financial Accounting Standards Board (“FASB”) ASC 260, Earnings per Share, to account for earnings per share. Basic earnings per share calculations are determined by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. Dilutive common share equivalents include the dilutive effect of in-the-money share equivalents, which are calculated, based on the average share price for each period using the treasury stock method. Under the treasury stock method, the exercise price of an award, if any, the amount of compensation cost, if any, for future service that the Company has not yet recognized, and the estimated tax benefits that would be recorded in paid-in capital, if any, when an award is settled are assumed to be used to repurchase shares in the current period. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

The following is a summary of outstanding securities which have been included in the calculation of diluted net income per share and reconciliation of net income to net income available to common stockholders for the six months ended June 30, 2025 and 2024.

	2025	2024
Weighted average common shares outstanding used in calculating basic earnings per share	4,823,125	4,777,548

Warrants to purchase Common Stock	15,096	45,704
Options to purchase Common Stock	2,979,860	2,469,860
Series D Preferred Stock	101,565	24,604
Series C Preferred Stock	1,204,040	1,204,040
Series B Preferred Stock	1,471,487	1,471,487
Series A-2 Preferred Stock	442,402	442,402
Series A-1 Preferred Stock	651,465	651,465
Series A Preferred Stock	846,368	846,368
Dilutive effect excluded from earnings per share	(7,712,283)	(7,155,930)
Weighted average common shares outstanding used in calculating diluted earnings per share	4,823,125	4,777,548

The Company excluded all dilutive securities from the computation of diluted net loss per share the six months ended June 30, 2025 and 2024 due to the effects of being anti-dilutive. The convertible promissory notes have also been excluded as the exercise price is undeterminable.

Revenue Recognition

In accordance with ASC Topic 606, Revenue from Contracts with Customers, the Company recognizes revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration which it expects to receive in exchange for those goods and services. To determine revenue recognition for arrangements that the Company deems are within the scope of ASC Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) calculate transfer price; (iv) allocate the transaction price to the performance obligation in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Disaggregated Revenue ‒ The Company disaggregates revenue from contracts with customers by contract type, as it believes it best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

The Company’s revenue by contract type is as follows:

	For the Six Months Ended June 30,
	2025	2024
Revenues
BioCheck	$97,836	$70,080
OneTest	944,553	753,520
CLIAx	46,491	31,650
Total revenues	$1,088,880	$855,250

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

Performance Obligations ‒ Performance obligations for four different types of services are discussed below:

●	OneTest ‒ Revenues from the sale of OneTest are recognized when returned serum specimens are analyzed in the Company’s CLIA laboratory and the results are reported to the customer. The specific transaction price is provided to the customer at the time of purchase either through the on-line portal or via a sales quote for commercial clients, which may be discounted from list price based on volume of tests ordered. Periodically, discounts are provided to individuals when purchased through our online portal. No estimates or adjustments are made to the transaction price for returns or refunds, since these events rarely occur. There are three customer groups: (i) individuals who purchase tests through the Company’s online portal; (ii) commercial clients that pay upfront for test kits and (iii) professional health organizations that purchase collection kits and are all billed upon completion of testing and when results are reported to the customer. Contracts with customers do not contain significant financing components based on the typical period between performance of services and collection of consideration. There are very little requests for returns or refunds.

The Company also licenses proprietary algorithms to customers under contracts that include usage-based per-case testing fees. Per-case testing fees represent variable consideration based on actual usage. Revenue from such fees is recognized at the point in time when the testing services are performed, as this is when the Company satisfies its performance obligation and the customer obtains the benefits of the test results.

●	BioCheck ‒ Revenues for kits are recognized when kits are shipped to the customer. The specific transaction price is provided to the customer at the time of purchase, which may be discounted from list price based on the volume of tests ordered. No estimates or adjustments are made to the transaction price for returns or refunds, since these events rarely occur. Customers’ payment terms are due upon receipt and are not provided significant financing components based on the typical period between shipment of the product and collection of consideration. There are no requests for returns or refunds.

●	CLIAx – Contractually, the Company can earn revenue in two ways: (i) by providing laboratory services and (ii) through co-marketing activities of the CLIAx clients laboratory developed tests. Revenue for laboratory services is recognized monthly based on agreed laboratory activities for space, equipment use and contracted personnel. The revenue that can be earned through co-marketing activities would be recognized if the Company sells any of the customer’s products. As of June 30, 2025, the CLIAx customer is working through its marketing plan and the Company has not yet performed any co-marketing activities and as a result has not sold any CLIAx products or recognized any related revenue.

Contract Liabilities

Deferred revenue represents contract liabilities that are recorded when cash payments are received or are due in advance of our satisfaction of performance obligations. The deferred revenue as of June 30, 2025 and December 31, 2024 was $426,290 and $520,451, respectively, and are related to OneTest and royalties.

The following table provides information about contract liabilities from contracts with our customers.

	June 30, 2025	December 31, 2024
OneTest ‒ commercial clients	$276,457	$366,451
OneTest - individuals	104,000	104,000
Royalty	45,833	50,000
Total deferred revenue	$426,290	$520,451
Less: current	(380,457)	(470,451)
Long-term deferred revenue	$45,833	50,000

Significant changes in the contract liabilities balance during the period are as follows:

Contract Liabilities
Balance, December 31, 2024	$520,451
Non-cancelable contracts with customers entered during the period	667,889
Revenue recognized related to non-cancelable contracts with customers during the period	(762,050)
Balance, June 30, 2025	$426,290

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

Seasonality

The Company is unaffected by patterns of seasonality.

Shipping and Handling

Amounts billed to a customer for shipping and handling are reported as revenues. Costs related to shipments to the Company are classified as cost of sales and totaled $61,710 and $89,289 for the six months ended June 30, 2025, and 2024, respectively.

Research and Development

The Company incurs research and development costs during the process of researching and developing the Company’s laboratory tests, algorithms, information technologies, and other intellectual properties. The Company’s research and development costs consist primarily of data acquisition and personnel costs of scientists and laboratory technicians. The Company expenses these costs as incurred until the resulting product has been completed, tested, validated, and made ready for commercial use. Research and development expenses were $330,955 and $518,626 for the six months ended June 30, 2025 and 2024, respectively.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $104,972 and $327,578 for the six months ended June 30, 2025 and 2024, respectively.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Income Taxes

The Company applies ASC 740, Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. As of June 30, 2025, and December 31, 2024, the Company has a valuation allowance on the net deferred assets due to the continued likelihood that realization of any future benefit from deductible temporary differences and net operating loss carryforwards cannot be sufficiently assumed.

Concentrations

The Company maintains its cash at various financial institutions located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits. The Company has not experienced any losses with respect to its cash balances.

As of June 30, 2025, approximately 44% of total accounts receivable were due from two sources. As of December 31, 2024, approximately 25% of total accounts receivable were due from two sources. During the six months ended June 30, 2025 and 2024, no customers accounted for more than 10% of total revenues.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	June 30, 2025	December 31, 2024
Office equipment	$147,259	$147,259
Furniture and fixtures	57,691	57,691
Laboratory equipment	323,524	323,524
Vehicles	40,555	40,555
Leasehold improvements	12,221	12,221
Total property and equipment	581,250	581,250
Less accumulated depreciation	(496,252)	(464,581)
	$84,998	$116,669

Depreciation expense was $31,671 and $57,353 for the six months ended June 30, 2025 and 2024, respectively.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consisted of the following:

	June 30, 2025	December 31, 2024
Issued patents (amortized)	$238,990	$31,840
Unissued patents (unamortized)	-	207,150
Software development costs	4,654	4,654
Total patents	243,644	243,644
Less accumulated amortization	(39,748)	(38,115)
	$203,896	$205,529

Amortization expense for intangible assets was $1,633 and $2,429 for the six months ended June 30, 2025 and 2024, respectively. Unissued patents represent the legal fees incurred to file and prosecute patents prior to issuance. The unissued patents are for active pending patents only, any accumulated legal fees associated with abandoned unissued patents are expensed in the period they are abandoned.

NOTE 5 – OPERATING LEASES

On March 18, 2021, the Company entered into a lease agreement with Shady Grove Development Park IX L.L.L.P. (the “Landlord”) for a new office and laboratory space totaling 5,511 square feet in Gaithersburg, Maryland. The term of the lease commenced on December 1, 2021 and shall expire 88 months thereafter. The initial monthly rent is $10,676 with annual increases to $17,308 for the final year of the lease. The Company will also pay its 7.75% pro rata portion of the property taxes, operating expenses and insurance costs and is also responsible to pay for the utilities used on the premises.

On March 20, 2025, the Landlord agreed to partially defer fifty percent of three months’ rent and accrue interest at 10% until July 1, 2025. On June 30, 2025, the Company authorized the Landlord to apply $32,470 of the security deposit against the outstanding balance. As of the date of this report, the Company is approximately two months in arrears.

On September 29, 2022, the Company entered into a lease agreement with Abbott Laboratories, Inc. for laboratory equipment (analyzer). The term of the lease commenced on December 1, 2022 and shall expire 84 months thereafter. The monthly rental payments are $1,488 throughout the term of the lease. The Company also has a commitment to purchase $86,000 of consumables annually during the term of the lease and is in compliance as of June 30, 2025.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

Supplemental balance sheet information related to these leases are as follows:

June 30, 2025
Operating lease right-of-use lease asset	$1,242,936
Accumulated amortization	(553,309)
Net balance	$689,627

Lease liability, current	170,781
Lease liability, long-term	582,335
Total operating lease liabilities	$753,116

Weighted Average Remaining Lease Term – operating leases	45 months

Weighted Average Discount Rate – operating leases	3.8%

Future minimum lease payments under this operating lease as of June 30, 2025, were as follows:

2025 (remainder of year)	$102,316
2026	209,767
2027	215,036
2028	220,460
2029	68,293
Total lease payments	815,872
Less imputed interest	(62,756)
Maturities of lease liabilities	$753,116

Total operating lease expense is recorded in cost of goods sold and selling, general, and administrative expenses in the accompanying statements of operations.

Lease expense for the six months ended June 30, 2025 and 2024 was comprised of operating lease expense of $98,426.

NOTE 6 – CONVERTIBLE NOTE PAYABLE

On August 15, 2022, the Company launched an equity crowdfunding offering under Section 4(a)(6) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation Crowdfunding promulgated thereunder, pursuant to which the Company issued convertible promissory notes in the aggregate principal amount of $213,010. In conjunction with the offering of Series D Preferred Stock in June 2024, the outstanding principal balance of $213,010 and all unpaid accrued interest $26,994 converted into 49,997 shares of Common Stock. Interest expense on the notes totaled $7,667 for the six months ended June 30, 2024, and the Company recorded amortization of debt discount in the amount of $4,979 during the six months ended June 30, 2024.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

In January 2025, the Company commenced a private placement of convertible promissory notes. To date, the Company has issued notes in the aggregate principal amount of $70,000 for gross proceeds of $70,000. The notes bear interest at a rate of five percent (5%) per annum and are due and payable within thirty (30) days of written demand from the holder; provided that such written demand may not occur prior to the date that is thirty-six (36) months from the date of issuance. If the Company consummates a change of control while the notes remain outstanding, then holders shall be repaid in cash in an amount equal to 150% of the outstanding principal amount plus any unpaid accrued interest. The notes are unsecured and contain customary events of default. The notes are convertible into Common Stock as follows:

●	If the Common Stock is listed on a national stock exchange, including, without limitation, through a firm underwritten initial public offering, all of the principal and accrued interest then outstanding under the notes shall be automatically converted, without any action by the holder, into shares of Common Stock at a conversion price equal to eighty percent (80%) of the price per share sold to the public by the underwriters at the closing of the initial public offering; provided, however, that in no event shall the number of shares be less than the number of shares issuable pursuant to a conversion upon a Qualified Financing (as defined below).

●	If the Company consummates a financing transaction whereby any equity or equity-linked securities are sold to investors in exchange for cash for gross proceeds of at least ten million dollars ($10,000,000) (a “Qualified Financing”), then effective upon the closing of the Qualified Financing, all of the principal and accrued interest then outstanding under the notes shall be automatically converted, without any action by the holder, into a number of shares or units, as applicable, that were sold in such Qualified Financing at a conversion price equal to eighty percent (80%) of the price per share or unit, as applicable, sold in such Qualified Financing; provided, however, that the conversion price per share or unit, as applicable, shall not exceed the quotient obtained by dividing $70,000,000 by the total number shares of Common Stock outstanding on a fully diluted basis (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities issuable upon the conversion of the notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)).

●	If the Company consummates an equity financing pursuant to which it sells shares of equity or equity-linked securities in a transaction that does not constitute a Qualified Financing, then the holders of at least a majority in principal amount of the notes then outstanding shall have the option to treat such equity financing as a Qualified Financing.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Licenses agreements consisted of the following:

	June 30, 2025	December 31, 2024
International license agreement	$450,008	$450,008
Total license agreements	450,008	450,008
Less accumulated amortization	(167,615)	(156,365)
	$282,393	$293,643

In November 2017, the Company executed a license agreement with a foreign entity to obtain and secure an exclusive license to certain technology, intellectual property, and data relating to the Company’s OneTest in exchange for $150,000 of certain up-front fees and $300,008 in Common Stock and ongoing royalty fees. In accordance with ASC 720-10-25-2.c, Topic 350-30-25-1, the Company recognized the $150,000 in up-front fees paid and the $300,000 in Common Stock as an Intangible Asset – License fee. It was determined at the execution of the license agreement that the technological foundation of the OneTest Standard product could be used to develop other revenue generating products, and as such, the fees were capitalized. Specifically, at acquisition, the Company identified multiple specific applications beyond the initial OneTest product development, including integration with the Company’s existing diagnostic platform to enhance sensitivity and specificity metrics, application of the core technology in at least two additional planned diagnostic products for different disease markers and adaptation of the underlying algorithms for use in the Company’s planned improvements to OneTest. The Company’s technical assessment completed in December 2017 confirmed that the technology’s modular architecture allows for adaptation across multiple biological testing environments as the technology includes foundational patents covering methodologies applicable to multiple diagnostic applications not limited to the initial use. The Company entered an exclusive license to the technology until the last patent included in the specified technology expires, or 20 years. The Company has amortized the license agreement over the term amounting to an accumulative amortization of $167,615 and $156,365 as of June 30, 2025 and December 31, 2024, respectively.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

In August 2022, the Company entered into a three-year agreement to obtain and secure an exclusive license to certain multi-cancer diagnostic testing technology that incorporates additional biomarkers that were not part of the Company’s initial OneTest product. This product is marketed as OneTest Premium. In addition to OneTest Premium, the license agreement provides access to other technology for tests that assess various chronic diseases such as immune function, cardiovascular function and diabetic propensity that utilizes measurement of additional biomarkers. The up-front license fee is $300,000 with one-half payable with the signing of the agreement serving as a prepaid royalty and the second half due after successfully completing the blinded US validation study and will serve as fees for technical and medical support including software integration and clinical training and support to American physicians. Additionally, the Company incurred $56,509 in equipment validation materials which have been expenses to research and development. Upon validation, the Company will pay future per-test royalty fees in the range of $12 – $25 per test.

On January 6, 2023, the Company entered into an option agreement to license certain proprietary technology from a leading cancer research institute for their in vitro diagnostics in the field of lung cancer blood-based predisposition evaluation tool. The initial six-month option costs the Company $70,000 and a portion of the patent fees. The agreement provides the potential for an exclusive license to the technology upon achievement of certain financing and partnership goals that need to be accomplished by early July 2023. The option agreement provides for up to three one-month extensions if needed upon mutual consent and additional option fees of $10,000 for each month extended. In accordance with ASC 720-10-25-2.c, Topic 350-30-25-1, the Company recognized the $70,000 in up-front option fee paid as an Intangible Asset – License fee since the technology once licensed will be deemed to provide a future benefit in its use to the Company by way of potential sales of LungSpot-lung cancer test. The initial up-front license fee of $70,000 will be amortized over the life of the final license agreement once finalized or expensed if a final agreement is not consummated. The agreement was not extended on July 6, 2023 and as a result, the $70,000 upfront fee was expensed to research and development costs as there was not alterative use for the license fee paid.

On February 14, 2025, the Company entered into a license agreement with Connecting Health Innovations (“CHI”), pursuant to which the Company was granted an exclusive license in North America for the data, algorithms, programs, software and intellectual property rights developed by Dr. Hébert or others employed by or under contract with CHI for which CHI has intellectual property rights that calculates or displays, for individuals who inflammatory biomarker levels have been measured, (i) a numerical score associated with chronic inflammation that is calculated based on the biomarker levels, and (ii) specific dietary changes that can be made to lower inflammatory biomarker levels and associated risk for multiple chronic diseases. The license is limited to use in connection with clinical laboratory tests for the levels of biomarkers of inflammation and does not include stand-alone portals, websites, apps, or software that are not integrated or marketed with a clinical laboratory test. In exchange for the license, the Company agreed to pay CHI (i) a license fee of $30,000 payable within ten (10) business days of incorporation of the licensed subject matter into the Company’s laboratory information statement and (ii) royalties in the amount of ten percent (10%) of net sales of OneTest for Longevity. The term of the license is for three (3) years and may be terminated by the Company upon thirty (30) days’ notice; provided that either party may terminate the license immediately in the event of a material beach if such breach is not cured within thirty (30) days of written notice thereof. The $30,000 upfront fee was expensed to research and development costs as there was not alterative use for the license fee paid. The Company has amortized the license agreement over the term amounting to an amortization expense of $15,000 and$11,250 for the six months ending June 30, 2025 and 2024, respectively.

NOTE 8 – STOCKHOLDERS’ EQUITY

Preferred Stock

As of June 30, 2025 and December 31, 2024, there were 846,368 shares of Series A Preferred Stock issued and outstanding. No shares of Series A Preferred Stock were issued during the six months ended June 30, 2025 and 2024.

As of June 30, 2025 and December 31, 2024, there were 651,465 shares of Series A-1 Preferred Stock issued and outstanding. No shares of Series A-1 Preferred Stock were issued during the six months ended June 30, 2025 and 2024.

As of June 30, 2025 and December 31, 2024, there were 442,402 shares of Series A-2 Preferred Stock issued and outstanding. No shares of Series A-2 Preferred Stock were issued during the six months ended June 30, 2025 and 2024.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

As of June 30, 2025 and December 31, 2024, there were 1,471,487 shares of Series B Preferred Stock issued and outstanding. No shares of Series B Preferred Stock were issued during the six months ended June 30, 2025 and 2024.

As of June 30, 2025 and December 31, 2024, there were 1,204,040 shares of Series C Preferred Stock issued and outstanding, respectively. No shares of Series C Preferred Stock were issued during the six months ended June 30, 2025 and 2024.

As of June 30, 2025 and December 31, 2024, there were 101,565 and 62,441 shares of Series D Preferred Stock issued and outstanding, respectively. During the six months ending June 30, 2025 and 2024, the Company issued 39,124 and 24,604 shares of Series D Preferred Stock for gross proceeds of $208,835 including $28,734 from prior year subscription receivable, and $131,369, respectively.

Common Stock

As of June 30, 2025 and December 31, 2024, there were 4,823,125 shares of Common Stock and outstanding.

In conjunction with the offering of Series D Preferred Stock in June 2024, the outstanding principal balance of $213,010 and all unpaid accrued interest $26,994 of the converted notes described above was converted into 49,997 shares of Common Stock.

Stock Options

On January 26, 2022, the board of directors adopted the 20/20 GeneSystems, Inc. 2022 Stock Incentive Plan (the “2022 Plan”), which was approved by stockholders on June 15, 2022. Awards that may be granted include incentive stock options as described in section 422(b) of Internal Revenue Code of 1986, as amended, non-qualified stock options (i.e., options that are not incentive stock options) and awards of restricted stock. Up to 3,000,000 shares of Common Stock may be issued under the 2022 Plan.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s employee stock options.

The expected term of employee stock options is calculated using the simplified method because it has insufficient history upon which to base an assumption about the terms, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies’ common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

During the six months ended June 30, 2025 and 2024, the Company recorded stock-based compensation of $259,300 and $627,862, respectively, which is an expense of $9,314 and $13,940 in cost of revenues, $199,178 and $558,142 in the sales, general and administrative expenses, and $50,808 and $55,780 in research and development, respectively. As of June 30, 2025, there was approximately $1,397,233 of total unrecognized share-based compensation related to unvested stock options, which the Company expects to recognize over approximately three years.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

A summary of the Company’s non-qualified stock option activity is as follows :

	Total Options	Weighted Average Exercise Price Per Share	Total Weighted Average Remaining Contractual Life
Options outstanding, January 1, 2025	2,979,860	$1.72	7.78
Granted	-	-	-
Exercised	-	-	-
Expired	-	-	-
Forfeited	-	-	-
Options outstanding, June 30, 2025	2,979,860	$1.72	7.28
Options exercisable, June 30, 2025	2,387,360	$1.56	6.94

The Company recognizes compensation expense for stock option awards on a straight-line basis over the applicable service period of the award. The service period is generally the vesting period. The following assumptions were used to calculate the value of the options granted for the six months ended June 30, 2024:

2024
Exercise price	$2.55
Share price	$4.81
Volatility	79.5% - 80.1%
Risk-free interest rate	3.6% - 5.48%
Dividend yield	0.0%
Expected term	5.0 to 6.1 years

Warrants

A summary of the Company’s warrant activity is as follows:

	Warrants	Weighted Average Exercise Price Per Share	Total Weighted Average Remaining Contractual Life
Warrants outstanding, January 1, 2025	15,096	$4.84	6.02
Granted	-	-	-
Exercised	-	-	-
Forfeited/Expired	-	-	-
Warrants outstanding, June 30, 2025	15,096	$4.84	5.52
Warrants exercisable, June 30, 2025	15,096	$4.84	5.52

NOTE 9 – RELATED PARTY TRANSACTIONS

During the six months ending June 30, 2024, four board members invested a total amount of $50,000 in the Series D Preferred Stock offering.

The Company utilizes the services of the brother of the Chief Executive Officer, who is trained as a computer engineer and has over seven years’ experience with clinical lab operations, to oversee the Company’s laboratory information systems and patient/physician portals. During the six months ended June 30, 2025 and 2024, the Company paid $40,809 and $37,834, respectively, to this related party.

The Chief Executive Officer founded an organization in January 2021 to create an alliance of clinical labs, entrepreneurs, scientists, healthcare providers, and concerned citizens who oppose Congressional legislation to require FDA pre-approval for new laboratory tests, known as the VALID Act. The Company contributed $12,556 and $15,300 in the six months ended June 30, 2025 and 2024, respectively, to a third-party consultant that contributes to this organization.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2025 through September 19, 2025, the issuance date of these financial statements.

Convertible Promissory Notes

In May 2025, the Company launched an equity crowdfunding offering under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder, pursuant to which the Company offered convertible promissory notes. The initial closing of this offering was completed in July 2025 and the offering terminated on August 14, 2025. The Company issued notes in the aggregate principal amount of $493,000 for gross proceeds of $493,000 and net proceeds of approximately $438,000. The notes bear interest at a rate of fifteen percent (15%) per annum and are due and payable within ninety (90) days of written demand from the holder; provided that such written demand may not occur prior to the date that is twenty-four (24) months from the date of issuance. The notes may not be pre-paid by Company without the prior written consent of the holders of a majority of the then outstanding principal amount of the notes (the “Majority Holders”). The notes are unsecured and contain customary events of default. The notes are convertible into Common Stock as follows:

●	If the Company’s (or a successor to the Company’s) shares are listed on a national securities exchange, including, without limitation, through a firm underwritten initial public offering, merger, reverse merger, or direct listing (the “Public Company Stock”), all of the principal and accrued interest then outstanding under the notes shall be automatically converted, without any action by the holders, into a number of shares of Public Company Stock equal to the number that results from the following equation: dividing (i) all of the principal and accrued interest then outstanding under the notes by (ii) a conversion price equal to (A) eighty percent (80%) of the price per share of the Public Company Stock sold to the public by the underwriters at the closing of the initial public offering, or (B) in the event of a merger, reverse merger, or direct listing, the volume weighted average price of the Public Company Stock during the five (5) trading days following such merger, reverse merger, or direct listing.

●	If the Company consummates a financing transaction whereby any equity or equity-linked securities of the Company are sold to investors in exchange for cash in which the Company receives gross proceeds of at least four million dollars ($4,000,000) (including the conversion of the Notes) (a “Qualified Financing”), then effective upon the closing of the Qualified Financing, all of the principal and accrued interest then outstanding under the notes shall be automatically converted, without any action by the holders, into a number of shares or units, as applicable, that were sold in such Qualified Financing at a conversion price equal to eighty percent (80%) of the price per share or unit, as applicable, sold in such Qualified Financing.

●	If the Company consummates a financing transaction whereby any equity or equity-linked securities of the Company are sold to investors in exchange for cash in a transaction that does not constitute a Qualified Financing, then the Majority Holders shall have the option to treat such equity financing as a Qualified Financing.

Engagement Letter

On July 9, 2025, the Company entered into an engagement letter with Maxim Group LLC (“Maxim”), pursuant to which the Company engaged Maxim to provide financial advisory and investment banking services in connection with the Company’s planned direct listing on a national securities exchange (the “Direct Listing”). As compensation for its services, on July 9, 2025, the Company issued 94,124 shares of common stock (equal to 0.75% of the Company’s outstanding common stock on a fully diluted basis as of the date of the engagement letter) to Maxim. In addition, Maxim will be entitled to a number of shares of common stock equal to 1% of the issued and outstanding common stock on a fully diluted basis upon the successful consummation of the Direct Listing. Maxim will also be entitled to an expense reimbursement for all reasonable, documented expenses incurred by Maxim in connection with its engagement up to $35,000. In addition, Maxim will be entitled to a cash advisory fee of $200,000 upon the closing of the Company’s first financing transaction post-completion of the Direct Listing.

Additionally, pursuant to the terms of the engagement letter, for a period of 12 months beginning on the date that the registration statement relating to the Direct Listing is effective, the Company has granted Maxim the right of first refusal to act as exclusive underwriter and book running manager, exclusive placement or sales agent, or exclusive advisor, as applicable, to the Company in connection with any and all public offerings of the Company’s securities, private placements of the Company’s securities or other such financing during such 12 month period. Such right of first refusal is subject to the Company’s termination of the engagement letter for gross negligence, willful misconduct or an uncured material breach of the engagement letter.

Should the Company abandon the Direct Listing and instead pursue an initial public offering, Maxim would be entitled to a cash fee equal to 6% of the gross proceeds of such initial public offering and a warrant to purchase a number of shares of common stock equal to 5% of the number of shares sold in the initial public offering.

20/20 BIOLABS, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2024 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

20/20 Biolabs, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of 20/20 Biolabs, Inc. (formerly 20/20 GeneSystems, Inc.) (the “Company”) as of December 31, 2024 and 2023, and the related statements of operations, stockholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon

dbbmckennon

San Diego, California

April 30, 2025

We have been the Company’s auditor since 2018.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

BALANCE SHEETS

DECEMBER 31, 2024 AND 2023

	2024	2023
Assets
Current assets:
Cash and cash equivalents	$1,784,009	$4,089,461
Accounts receivable, net	135,272	68,834
Inventory	47,164	60,668
Prepaid expenses	67,780	81,469
Total current assets	2,034,225	4,300,432
License agreement, net	293,643	316,143
Property and equipment, net	116,669	244,203
Intangible assets, net	205,529	210,386
Right of use assets – operating	772,385	933,394
Prepaid royalty	106,430	150,000
Deferred offering costs	-	148,387
Other assets	55,527	64,883
Total assets	$3,584,408	$6,367,828

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$372,303	$360,279
Accrued liabilities	346,622	232,685
Deferred revenue	470,451	254,871
Lease liability – current – operating	165,702	163,788
Total current liabilities	1,355,078	1,011,623

Long-term liabilities:
Convertible notes payable, net of unamortized debt discount	-	229,164
Deferred revenue – long-term	50,000	-
Lease liability – long term – operating	673,848	839,549
Total long-term liabilities	723,848	1,068,713

Total liabilities	2,078,926	2,080,336

Commitments and contingencies (Note 8)	-	-

Stockholders’ equity:
Series A preferred stock, $0.01 par value; 1,303,000 authorized; 846,368 shares issued and outstanding as of December 31, 2024 and 2023; liquidation preference of $2,598,350	8,464	8,464
Series A-1 preferred stock, $0.01 par value; 978,000 authorized; 651,465 shares issued and outstanding as of December 31, 2024 and 2023; liquidation preference of $1,999,998	6,515	6,515
Series A-2 preferred stock, $0.01 par value; 800,000 authorized; 442,402 shares issued and outstanding as of December 31, 2024 and 2023; liquidation preference of $1,442,231	4,424	4,424
Series B preferred stock, $0.01 par value; 3,569,405 authorized; 1,471,487 shares issued and outstanding as of December 31, 2024 and 2023; liquidation preference of $5,194,349	14,715	14,715
Series C preferred stock, $0.01 par value; 3,340,909 authorized; 1,204,040 shares issued and outstanding as of December 31, 2024 and 2023; liquidation preference of $5,297,776	12,043	12,043
Series D preferred stock, $0.01 par value; 936,329 authorized; 62,441 and 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively; liquidation preference of $362,169	624	-
Common stock, $0.01 par value; 50,000,000 authorized; 4,823,125 and 4,773,128 shares issued and outstanding as of December 31, 2024 and 2023, respectively	48,231	47,731
Subscription receivable	(28,734)	-
Additional paid-in capital	30,522,598	28,150,331
Accumulated deficit	(29,083,398)	(23,956,731)
Total stockholders’ equity	1,505,482	4,287,492
Total liabilities and stockholders’ equity	$3,584,408	$6,367,828

See accompanying notes to the financial statements

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
Revenues	$1,752,343	$1,424,304

Cost of revenues	1,373,432	1,315,166

Gross profit	378,911	109,138

Operating expenses:
Sales, general and administrative	4,454,787	5,061,450
Research and development	1,160,181	1,409,150
Loss on impairment of fixed assets	16,356	209,073
Total operating expenses	5,631,324	6,679,673

Operating loss	(5,252,413)	(6,570,535)

Other income (expense):
Interest expense	(12,646)	(27,915)
Interest income	79,467	209,150
Other income (expense)	58,925	(2,009)
Total other income (expense)	125,746	179,226

Provision for income taxes	-	-

Net loss	$(5,126,667)	$(6,391,309)

Basic and diluted net loss per common share	$(1.07)	$(1.34)
Weighted-average common shares outstanding, basic and diluted	4,800,524	4,768,799

See accompanying notes to the financial statements

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Series D Preferred Stock		Series C Preferred Stock		Series B Preferred Stock		Series A-2 Preferred Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Additional Paid-in	Subscription	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
Balance, December 31, 2022	-	$-	1,204,040	$12,043	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,764,811	$47,648	$26,845,879	-	$(17,565,422)	$9,374,266
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,303,952	-	-	1,303,952
Exercise of warrants	-	-	-	-	-	-	-	-	-	-	-	-	8,317	83	500	-	-	583
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(6,391,309)	(6,391,309)
Balance, December 31, 2023	-	$-	1,204,040	$12,043	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,773,128	$47,731	$28,150,331	$-	$(23,956,731)	$4,287,492
Stock option expense	-		-	-	-	-	-	-	-	-	-	-	-	-	1,751,098	-	-	1,751,098
Issuance of series D preferred	62,441	624	-	-	-	-	-	-	-	-	-	-	-	-	321,443	(28,734)	-	293,333
Debt converted to common stock	-	-	-	-	-	-	-	-	-	-	-	-	49,997	500	241,311	-	-	241,811
Officer forgiveness of accrued compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	58,415	-	-	58,415
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,126,667)	(5,126,667)
Balance, December 31, 2024	62,441	$624	1,204,040	$12,043	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,823,125	$48,231	$30,522,598	$(28,734)	$(29,083,398)	$1,505,482

See accompanying notes to the financial statements

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,126,667)	$(6,391,309)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	116,035	140,416
Stock based compensation	1,751,098	1,303,952
Amortization of license fees	22,500	24,786
Amortization of ROU assets, net of liabilities	(2,778)	2,091
Amortization of debt discount	4,979	5,208
Loss on impairment of fixed assets	16,356	209,073
Changes in operating assets and liabilities:
Accounts receivable	(66,438)	696,090
Inventory	13,504	26,406
Prepaid expenses and other assets	215,002	66,371
Accounts payable	12,025	(104,003)
Related party payable	-	2,699
Interest payable	7,667	16,710
Accrued liabilities	172,352	(417,110)
Deferred revenue	265,580	(61,351)
Net cash used in operating activities	(2,598,785)	(4,479,971)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(9,383)
Acquisition of license agreement and patent cost	-	(34,381)
Net cash used in investing activities	-	(43,764)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from series D preferred stock	293,333	-
Deferred offering costs	-	(148,387)
Principal payments on financing lease liabilities	-	(46,575)
Proceeds from exercise of warrant	-	583
Net cash provided by (used in) financing activities	293,333	(194,379)

Decrease in cash and cash equivalents	(2,305,452)	(4,718,114)
Cash and cash equivalents, beginning of year	4,089,461	8,807,575
Cash and cash equivalents, end of year	$1,784,009	$4,089,461

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Non-cash disclosures of cash flow information:
Conversion of convertible notes payable and accrued interest to common stock	$241,811	$-
Subscription receivable - Issuance of series D preferred	$28,734	$-
Officer forgiveness of accrued compensation	$58,415	$-

See accompanying notes to the financial statements

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

20/20 Biolabs, Inc. (20/20 GeneSystems, Inc.) (the “Company”), founded in May 2000, is a commercial stage diagnostics company with the core mission of developing and commercializing clinical laboratory tests for early disease detection and prevention and associated software that is powered by machine learning and real-world data to improve diagnostic accuracy and clinical utility.

For early cancer detection, the Company uses machine learning and real-world data analytics approaches to substantially improve the accuracy of tumor biomarkers that are currently tested in millions of individuals around the world. The Company’s cancer product, known as OneTest, is a multi-cancer test for screening at least five types of cancer from one blood sample.

In response to the novel coronavirus pandemic that began in early 2020, the Company expanded its business and acquired and commercialized several COVID-19 serology (antibody) and viral (RT-PCR) tests, both rapid kits and laboratory-based tests.

The Company’s legacy business includes a patented field test kit for screening suspicious powders for bioterror agents that is used regularly by hundreds of first responder organizations worldwide, known as BioCheck.

To increase its menu of innovative tests faster and at a lower cost and risk than through internal development, in 2021, the Company established its Clinical Laboratory Innovation Accelerator (“CLIAx”), which permits diagnostics start-up companies from around the world to launch their laboratory developed tests in the Company’s CLIA (Clinical Laboratory Improvement Amendments) licensed laboratory using shared equipment and laboratory personnel.

Management Plans

The Company had incurred operating losses since its inception up to December 31, 2020; however, the Company experienced profitability from January 1, 2021 through December 31, 2022 from revenue generated from COVID-19 testing. With the winding down and lifting of the government funding of COVID-19 testing reimbursement, the Company incurred operating losses for 2024 and 2023. Historically during the years of losses, the Company has relied on debt and equity financing for working capital. The Company expects to fund its operations through cash on hand, increased revenue from operations, planned reductions in spending, and the remaining capital raised through its planned Regulation CF offering and institutional financing in the form of a convertible bond.

Based on the Company’s plans, management believes the doubt regarding the Company’s ability to continue as a going concern has been alleviated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statements in conformity with United States generally accepted accounting principles (“U.S. GAAP”) requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term. The use of estimates include revenue recognition, impairment of long-lived assets and stock-based compensation.

Business Segments

The Company has determined that its current business and operations consist of one reporting segment.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Reclassifications

The Company has reclassified, combined or separately disclosed certain amounts in the prior years’ financial statements and accompanying footnotes to conform with the current year’s presentation.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities and deferred revenue. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

The stock option issuances are considered Level 3 on the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company’s stock prices and historical volatility (See Note 9).

Significant Accounting Policies and Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions include revenue recognition, allowances for doubtful accounts, deferred revenue, stock-based compensation and related valuation allowances and impairment of long-lived assets. Actual results could differ from the estimates.

Cash and Cash Equivalents

The Company considers time deposits, certificates of deposit, and certain investments with an original maturity of three months or less to be cash equivalents.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Accounts Receivable

Accounts receivable represent amounts due from commercial customers. On December 31, 2024, 2023 and 2022, customer accounts receivable totaled $135,272, $68,834 and $764,924, respectively. The payment of consideration related to these third-party receivables is subject only to the passage of time. Management reviews open accounts monthly and takes appropriate steps for collection. For its financial instruments subject to credit risk, consisting of its receivables, the Company recognizes as an allowance its estimate of lifetime expected credit losses under the current expected credit loss (CECL) model of ASC 326. The approach is based on the Company’s internal knowledge and historical default rates over the expected life of the receivables and is adjusted to reflect current economic conditions. This evaluation takes into account the customer’s ability and intention to pay the consideration when it is due along with incorporating changes in the forward-looking estimates. If the expected financial condition of the Company’s customers were to improve, the allowances may be reduced accordingly. An allowance for credit losses of $29,346 is included in accounts receivable at December 31, 2024 and 2023.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method. Inventories consisted entirely of finished goods as of December 31, 2024 and 2023.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three (3) to seven (7) years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized on the straight-line basis over the lesser of their estimated useful lives or the term of the related lease, whichever is shorter. Gains or losses on dispositions of assets are reflected in other income or expense.

Intangible Assets – Patents

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. The Company evaluates the capitalized costs annually to determine if any amounts should be written down. Patent costs begin amortizing upon approval by the corresponding government and are generally amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Intangible Assets - License Agreements

In accordance with ASC 730-10-25-2.c, Topic 350-30 paragraph 805-50-30-2, license fees incurred through license agreements for technology supporting specific products to be sold are either expensed or recognized as intangible assets and treated as an asset acquisition when the following criteria are met: (1) the asset is identifiable, (2) the Company has control over the asset, (3) the cost of the asset can be measured reliably, and (4) it is probable that economic benefits will flow to the Company. In accordance with Topic 350-30 paragraph 805-50-30-2, the costs associated with the license agreement are analyzed to determine if they should be capitalized or expensed depending on if an alternative future use can be identified utilizing the technology. If the fees paid are attributed to an alternative future use, then those costs are capitalized and measured by the cash paid to the licensor for the licensing of their technology in accordance with the license agreement. Any costs incurred during the validation of the technology are expensed once incurred. The capitalized license fees are amortized either beginning when the technology is validated internally and is ready to be included within the Company’s product offerings over the period covered by the agreement which might include extensions or based on other terms specific to the agreement. Future milestone payments and royalties are expensed when incurred.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. The impairment losses for the years ended December 31, 2024 and 2023 were $16,356 and $209,073 for certain equipment and patent costs, respectively. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Offering Costs

The Company complies with the requirements of ASC 340 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. The total deferred offering costs at December 31, 2024 and 2023 was $0 and $148,387, respectively.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the Preferred Stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the Preferred Stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the Preferred Stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Costs incurred directly for the issuance of the Preferred Stock are recorded as a reduction of gross proceeds received by the Company.

Basic and Diluted Loss Per Share

The Company follows Financial Accounting Standards Board (“FASB”) ASC 260, Earnings per Share, to account for earnings per share. Basic earnings per share calculations are determined by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. Dilutive common share equivalents include the dilutive effect of in-the-money share equivalents, which are calculated, based on the average share price for each period using the treasury stock method. Under the treasury stock method, the exercise price of an award, if any, the amount of compensation cost, if any, for future service that the Company has not yet recognized, and the estimated tax benefits that would be recorded in paid-in capital, if any, when an award is settled are assumed to be used to repurchase shares in the current period. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

The following is a summary of outstanding securities which have been included in the calculation of diluted net income per share and reconciliation of net income to net income available to common stockholders for the years ended December 31, 2024 and 2023.

	2024	2023
Weighted average common shares outstanding used in calculating basic earnings per share	4,800,524	4,768,799

Warrants to purchase Common Stock	15,096	47,093
Options to purchase Common Stock	2,979,860	2,394,415
Convertible notes	-	47,302
Series D Preferred Stock	62,441	-
Series C Preferred Stock	1,204,040	1,204,040
Series B Preferred Stock	1,471,487	1,471,487
Series A-2 Preferred Stock	442,402	442,402
Series A-1 Preferred Stock	651,465	651,465
Series A Preferred Stock	846,368	846,368
Dilutive effect excluded from earnings per share	(7,673,159)	(7,104,572)
Weighted average common shares outstanding used in calculating diluted earnings per share	4,800,524	4,768,799

The Company excluded all dilutive securities from the computation of diluted net loss per share the year ended December 31, 2024 and 2023 due to the effects of being anti-dilutive.

Revenue Recognition

In accordance with ASC Topic 606, Revenue from Contracts with Customers, the Company recognizes revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration which it expects to receive in exchange for those goods and services. To determine revenue recognition for arrangements that the Company deems are within the scope of ASC Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) calculate transfer price; (iv) allocate the transaction price to the performance obligation in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Disaggregated Revenue ‒ The Company disaggregates revenue from contracts with customers by contract type, as it believes it best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

The Company’s revenue by contract type is as follows:

	For the Years Ended December 31,
	2024	2023
Revenues
BioCheck	$177,283	$187,926
OneTest	1,490,881	921,502
COVID-19 PCR Tests	-	250,145
COVID-19 Antibody/Antigen Tests	-	2,375
CLIAx	84,179	62,356
Total revenues	$1,752,343	$1,424,304

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Performance Obligations ‒ Performance obligations for four different types of services are discussed below:

●	OneTest ‒ Revenues from the sale of OneTest are recognized when returned serum specimens are analyzed in the Company’s CLIA laboratory and the results are reported to the customer. The specific transaction price is provided to the customer at the time of purchase either through the on-line portal or via a sales quote for commercial clients, which may be discounted from list price based on volume of tests ordered. Periodically, discounts are provided to individuals when purchased through our online portal. No estimates or adjustments are made to the transaction price for returns or refunds, since these events rarely occur. There are three customer groups: (i) individuals who purchase tests through the Company’s online portal; (ii) commercial clients that pay upfront for test kits and (iii) professional health organizations that purchase collection kits and are all billed upon completion of testing and when results are reported to the customer. Contracts with customers do not contain significant financing components based on the typical period between performance of services and collection of consideration. There are very little requests for returns or refunds.

The Company also licenses proprietary algorithms to customers under contracts that include usage-based per-case testing fees. Per-case testing fees represent variable consideration based on actual usage. Revenue from such fees is recognized at the point in time when the testing services are performed, as this is when the Company satisfies its performance obligation and the customer obtains the benefits of the test results.

●	BioCheck ‒ Revenues for kits are recognized when kits are shipped to the customer. The specific transaction price is provided to the customer at the time of purchase, which may be discounted from list price based on the volume of tests ordered. No estimates or adjustments are made to the transaction price for returns or refunds, since these events rarely occur. Customers’ payment terms are due upon receipt and are not provided significant financing components based on the typical period between shipment of the product and collection of consideration. There are no requests for returns or refunds.

●	COVID-19 Tests:

o	Point-of-Care (POC) Test Kits ‒ Revenues for COVID-19 distributed test kits for use at the POC (i.e., rapid antigen and antibody tests) are recognized when test kits are shipped to the customer based on negotiated prices per individual contracts. Customers’ payment terms are due upon receipt of the invoice and are not provided significant financing components based on the typical period between shipment of the product and collection of consideration. There are no requests for returns or refunds.

o	COVID-19 Lab Tests (PCR) ‒ Revenues from the sale of COVID-19 viral (PCR) tests are recognized when returned nasal swabs are analyzed in the Company’s CLIA laboratory and the results are reported to the customer.

▪	For direct billing to customers, revenue is recorded based on the agreed contracted amount for each test completed. Customers’ payment terms are net 30 days and are not provided significant financing components based on the typical period between completed tests and collection of consideration.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

▪	For insurance, the Company estimates the amount of consideration it expects to be entitled to receive from customer groups in exchange for providing services using the portfolio approach practical expedient. The use of the expedient is not expected to differ materially from applying the guidance to an individual contract. These estimates are based on utilizing the expected value method and include the impact of contractual allowances (including payer denials). The portfolios determined using the portfolio approach consist of the following groups of customers which are similar since they are all insurance providers with similar reimbursement practices: healthcare insurers and government payers (Medicare and Medicaid programs). The process for estimating revenues and the ultimate collection of accounts receivable involves significant judgment and estimation. The Company follows a standard process, which considers historical denial and collection experience and other factors (including the period of time that the receivables have been outstanding), to estimate contractual allowances and recording adjustments in the current period as changes in estimates. Further adjustments to the allowances, based on actual receipts, may be recorded upon settlement. The Company relies on a third part billing company to process all claims to be paid by insurance providers. As a result, the average days to receive payment on these types of claims exceeds ninety days in some cases. As of December 31, 2024, the Company was owed $2,078 from insurance companies. These claims are no longer billable directly to the customer and if not reimbursed by the insurance providers the balance will be written off against the allowance for doubtful accounts.

●	CLIAx – Contractually, the Company can earn revenue in two ways: (i) by providing laboratory services and (ii) through co-marketing activities of the CLIAx clients laboratory developed tests. Revenue for laboratory services is recognized monthly based on agreed laboratory activities for space, equipment use and contracted personnel. The revenue that can be earned through co-marketing activities would be recognized if the Company sells any of the customer’s products. As of December 31, 2024, the CLIAx customer is working through its marketing plan and the Company has not yet performed any co-marketing activities and as a result has not sold any CLIAx products or recognized any related revenue.

Contract Liabilities

Deferred revenue represents contract liabilities that are recorded when cash payments are received or are due in advance of our satisfaction of performance obligations. The deferred revenue for the years ended December 31, 2024, 2023 and 2022 were $520,451, $254,871 and $316,222, respectively, and are related to OneTest and royalties.

The following table provides information about contract liabilities from contracts with our customers.

	Year Ended December 31,
	2024	2023
OneTest ‒ commercial clients	$366,451	$254,871
OneTest - individuals	104,000	-
Royalty	50,000	-
Total deferred revenue	$520,451	$254,871
Less: current	(470,451)	(254,871)
Long-term deferred revenue	$50,000	-

Significant changes in the contract liabilities balance during the period are as follows:

Contract Liabilities
Balance, December 31, 2023	$254,871
Non-cancelable contracts with customers entered during the period	1,111,187
Revenue recognized related to non-cancelable contracts with customers during the period	(845,607)
Balance, December 31, 2024	$520,451

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Seasonality

The Company no longer is affected by patterns of seasonality with the significant decline in COVID-19 testing in the prior year.

Shipping and Handling

Amounts billed to a customer for shipping and handling are reported as revenues. Costs related to shipments to the Company are classified as cost of sales and totaled $153,936 and $134,824 for the years ended December 31, 2024 and 2023, respectively.

Research and Development

The Company incurs research and development costs during the process of researching and developing the Company’s laboratory tests, algorithms, information technologies, and other intellectual properties. The Company’s research and development costs consist primarily of data acquisition and personnel costs of scientists and laboratory technicians. The Company expenses these costs as incurred until the resulting product has been completed, tested, validated, and made ready for commercial use. Research and development expense for the year ended December 31, 2024 and 2023 was $1,160,181 and $1,409,150, respectively.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $533,944 and $780,127 for the years ended December 31, 2024 and 2023, respectively.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Income Taxes

The Company applies ASC 740, Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. As of December 31, 2024, and 2023, the Company has a valuation allowance on the net deferred assets due to the continued likelihood that realization of any future benefit from deductible temporary differences and net operating loss carryforwards cannot be sufficiently assumed.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. Interest and penalties, if any, are accrued as a component of operating expenses when assessed.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Concentrations

The Company maintains its cash at various financial institutions located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits. The Company has not experienced any losses with respect to its cash balances.

As of December 31, 2024, approximately 25% of total accounts receivable were due from two sources. As of December 31, 2023, approximately 51% of total accounts receivable were due from two sources. During the year ended December 31, 2024, no revenues were received from one or more sources which attributed to more than 10% of total revenues. During the year ended December 31, 2023, approximately 37% of total revenues were received from one source.

Risks and Uncertainties

In response to the novel coronavirus pandemic that began in early 2020, the Company expanded its business and offered several COVID-19 testing solutions, both rapid kits and laboratory-based tests. The revenues in these areas have ceased entirely due the end of the pandemic and emergency funding by the US Government.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31, 2024	December 31, 2023
Office equipment	$147,259	$147,259
Furniture and fixtures	57,691	57,691
Laboratory equipment	323,524	463,719
Vehicles	40,555	40,555
Leasehold improvements	12,221	12,221
Total property and equipment	581,250	721,445
Less accumulated depreciation	(464,581)	(477,242)
	$116,669	$244,203

In the year ended December 31, 2024, the Company recorded an impairment charge of $16,356 for certain lab equipment. In the year ended December 31, 2023, the Company performed an impairment analysis of laboratory equipment utilized in COVID-19 testing due to the significant material decrease in revenue and cash flow related to the COVID-19 testing and recorded an impairment charge of $209,073. It was determined after discussion with lab personnel that certain PCR laboratory equipment could be repurposed for potential future products and would be retained for research and development. The net book value of this equipment that remained in fixed assets equals $122,056 and continued to be depreciated to research and development costs. As of December 31, 2024 and 2023, we had no PCR testing inventory.

Depreciation expense was $111,178 and $137,018 for the years ended December 31, 2024 and 2023, respectively.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consisted of the following:

	December 31, 2024	December 31, 2023
Issued patents (amortized)	$31,840	$31,840
Unissued patents (unamortized)	207,150	207,150
Software development costs	4,654	4,654
Total patents	243,644	243,644
Less accumulated amortization	(38,115)	(33,258)
	$205,529	$210,386

Amortization expense for intangible assets was $4,857 and $3,398 for the years ended December 31, 2024 and 2023, respectively. Unissued patents represent the legal fees incurred to file and prosecute patents prior to issuance. The unissued patents are for active pending patents only. Any accumulated legal fees associated with abandoned unissued patents are expensed in the period they are abandoned.

NOTE 5 – FINANCING LEASES

In January 2021, the Company leased certain equipment under separate non-cancelable equipment loan and security agreements. The agreements mature in December 2023. The agreements require various monthly payments of principal and interest through maturity and are secured by the assets under lease.  The lease was paid off in 2023.

NOTE 6 – OPERATING LEASES

On March 18, 2021, the Company entered into a lease agreement with Shady Grove Development Park IX L.L.L.P. for a new office and laboratory space totaling 5,511 square feet in Gaithersburg, Maryland. The term of the lease commenced on December 1, 2021 and shall expire 88 months thereafter. The initial monthly rent is $10,676 with annual increases to $17,308 for the final year of the lease. The Company will also pay its 7.75% pro rata portion of the property taxes, operating expenses and insurance costs and is also responsible to pay for the utilities used on the premises.

On September 29, 2022, the Company entered into a lease agreement with Abbott Laboratories, Inc. for laboratory equipment (analyzer). The term of the lease commenced on December 1, 2022 and shall expire 84 months thereafter. The monthly rental payments are $1,488 throughout the term of the lease. The Company also has a commitment to purchase $86 thousand of consumables annually during the term of the lease and is in compliance as of December 31, 2024.

Supplemental balance sheet information related to these leases are as follows:

December 31, 2024
Operating lease right-of-use lease asset	$1,242,936
Accumulated amortization	(470,551)
Net balance	$772,385

Lease liability – current – operating	165,702
Lease liability – long-term – operating	673,848
Total operating lease liabilities	$839,550

Weighted Average Remaining Lease Term – operating leases	51 months

Weighted Average Discount Rate – operating leases	3.8%

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Future minimum lease payments under these operating leases as of December 31, 2024, were as follows:

2025	$204,632
2026	209,767
2027	215,036
2028	220,460
2029	68,293
Total lease payments	918,188
Less imputed interest	(78,638)
Maturities of lease liabilities	$839,550

Total operating lease expense is recorded in cost of goods sold and selling, general, and administrative expenses in the accompanying statements of operations.

Lease expense for the year ended December 31, 2024 and 2023 was comprised of the following:

	2024	2023
Operating lease expense	$196,851	$196,851

NOTE 7 – CONVERTIBLE NOTE PAYABLE

On August 15, 2022, the Company launched an equity crowdfunding offering under Section 4(a)(6) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation Crowdfunding promulgated thereunder, pursuant to which the Company offered convertible promissory notes. In 2022, the Company issued convertible promissory notes in the aggregate principal amount of $213,010. The notes bear interest at rates ranging from 6% to 11.10%, cannot be prepaid without a majority investor vote and are due and payable twenty-four (24) months after the date of issuance. The notes are unsecured, contain customary events of default and are convertible into Common Stock as follows:

●	In the event that the Company issues and sells Common Stock or Preferred Stock to investors in a transaction or series of transactions resulting in gross proceeds of at least $100,000, excluding debt or the issuance of Common Stock or Preferred Stock in asset purchase or strategic merger or acquisition (a “Qualified Financing”), then the entire unpaid principal amount and all accrued, but unpaid interest shall convert into Common Stock at conversion price equal to the lesser of (i) 90% of the per share price paid by such investors or (ii) the price equal to the quotient of $58,400,000 divided by the aggregate number of outstanding shares of Common Stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than these notes);

●	In the event the Company completes an equity financing in which it sells Common Stock or Preferred Stock in a transaction that does not constitute a Qualified Financing, then the note holder has the option to treat such equity financing as a Qualified Financing on the same terms set forth above;

●	Upon the earlier to occur of (i) the closing of the sale of Common Stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) in a public offering pursuant to an effective registration statement or offering statement (Regulation A) under the Securities Act resulting in at least $5,000,000 of gross proceeds, (ii) the date on which the Company’s Common Stock is listed on a national stock exchange, including without limitation, NYSE American or the Nasdaq Capital Market, or (iii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority in principal amount of the then outstanding notes, then the entire unpaid principal amount and all accrued, but unpaid interest shall convert into Common Stock at conversion price equal to the quotient of $58,400,000 divided by the aggregate number of outstanding shares of Common Stock as of immediately prior to the consummation of the event described above; and

●	The entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a conversion price equal to the quotient of $58,400,000 divided by the aggregate number of outstanding shares of Common Stock as of immediately prior to the conversion (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than these notes) as soon a reasonably practicable following the maturity date.

In conjunction with the offering of Series D Preferred Stock in June 2024, the outstanding principal balance of $213,010 and all unpaid accrued interest $26,994 converted into 49,997 shares of Common Stock. As of December 31, 2023, the outstanding balance of these notes was $229,164, consisting of principal of $213,010, net of unamortized debt issuance cost of $4,980 and an accrued interest balance of $21,134.

Interest expense on the notes totaled $7,667 and $16,711 for the year ended December 31, 2024 and 2023, respectively, and the Company recorded amortization of debt discount in the amount of $4,980 and $5,207 during the year ended December 31, 2024 and 2023, respectively.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE 8 – COMMITMENTS AND CONTINGENCIES

License agreements:

	December 31, 2024	December 31, 2023
International license agreement	$450,008	$450,008
Total license agreements	450,008	450,008
Less accumulated amortization	(156,365)	(133,865)
	$293,643	$316,143

In November 2017, the Company executed a license agreement with a foreign entity to obtain and secure an exclusive license to certain technology, intellectual property, and data relating to the Company’s OneTest in exchange for $150,000 of certain up-front fees and $300,008 in Common Stock and ongoing royalty fees. In accordance with ASC 720-10-25-2.c, Topic 350-30-25-1, the Company recognized the $150,000 in up-front fees paid and the $300,000 in Common Stock as an Intangible Asset – License fee. It was determined at the execution of the license agreement that the technological foundation of the OneTest Standard product could be used to develop other revenue generating products, and as such, the fees were capitalized. Specifically, at acquisition, the Company identified multiple specific applications beyond the initial OneTest product development, including integration with the Company’s existing diagnostic platform to enhance sensitivity and specificity metrics, application of the core technology in at least two additional planned diagnostic products for different disease markers and adaptation of the underlying algorithms for use in the Company’s planned improvements to OneTest. The Company’s technical assessment completed in December 2017 confirmed that the technology’s modular architecture allows for adaptation across multiple biological testing environments as the technology includes foundational patents covering methodologies applicable to multiple diagnostic applications not limited to the initial use.. The Company entered an exclusive license to the technology until the last patent included in the specified technology expires, or 20 years. The Company has amortized the license agreement over the term amounting to an accumulative amortization of $156,365 and $133,865 as of December 31, 2024 and 2023, respectively. Amortization expense was $22,500 and $24,786 for the years ended December 31, 2024 and 2023.

In August 2022, the Company entered into a three-year agreement to obtain and secure an exclusive license to certain multi-cancer diagnostic testing technology that incorporates additional biomarkers not currently part of the Company’s OneTest. This product once validated will be marketed as OneTest Premium. In addition to OneTest Premium, the license agreement provides access to other technology for tests that assess various chronic diseases such as immune function, cardiovascular function and diabetic propensity that utilizes measurement of additional biomarkers. As of December 31, 2022, in accordance with ASC 730-10-25-2.c, Topic 350-30-25-1, the Company recognized the $150,000 in up-front fees paid along with an additional $56,509 in equipment validation materials in other asset and was recognized as research and development costs upon completion of the validation study as of December 31, 2023.The initial up-front license fee of $150,000 will be amortized through the recognition of royalty fees incurred on each sale and is included within the other assets on the accompanying balance sheet. Upon validation, the Company will recognize future per-test royalty fees in the range of $12 – $25 per test.

On January 6, 2023, the Company entered into an option agreement to license certain proprietary technology from a leading cancer research institute for their in vitro diagnostics in the field of lung cancer blood-based predisposition evaluation tool. The initial six-month option costs the Company $70,000 and a portion of the patent fees. The agreement provides the potential for an exclusive license to the technology upon achievement of certain financing and partnership goals that need to be accomplished by early July 2023. The option agreement provides for up to three one-month extensions if needed upon mutual consent and additional option fees of $10,000 for each month extended. In accordance with ASC 720-10-25-2.c, Topic 350-30-25-1, the Company recognized the $70,000 in up-front option fee paid as an Intangible Asset – License fee since the technology once licensed will be deemed to provide a future benefit in its use to the Company by way of potential sales of LungSpot-lung cancer test. The initial up-front license fee of $70,000 will be amortized over the life of the final license agreement once finalized or expensed if a final agreement is not consummated. The agreement was not extended on July 6, 2023 and as a result, the $70,000 upfront fee was expensed to research and development costs as there was not alterative use for the license fee paid.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE 9 – STOCKHOLDERS’ EQUITY

On July 18, 2023, the Company filed a Certificate of Amendment of Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, pursuant to which the authorized Common Stock was increased from 25,000,000 shares to 50,000,000 shares and the authorized Preferred Stock was increased from 10,000,000 shares to 20,000,000 shares.

Preferred Stock

The Company has authorized the issuance of 10,000,000 shares of Preferred Stock with par value of $0.01, of which 1,303,000 have been designated as Series A Preferred Stock, 978,000 have been designated as Series A-1 Preferred Stock, 800,000 shares have been designated as Series A-2 Preferred Stock, 3,569,405 shares have been designated as Series B Preferred Stock and 3,340,909 shares have been designated as Series C Preferred Stock (collectively, the “Designated Preferred Stock”). In addition, 936,329 shares have been designated as Series D Preferred Stock. Below is a summary of the terms of the Designated Preferred Stock.

Ranking. With respect to dividend rights and rights on liquidation, winding up and dissolution, shares of Designated Preferred Stock rank pari passu to each other and senior to all shares of Common Stock.

Voting Rights. Shares of Designated Preferred Stock vote together with the holders of Common Stock on an as-converted basis on all matters for which the holders of Common Stock vote at an annual or special meeting of stockholders or act by written consent, except as required by law. For so long as shares of Designated Preferred Stock are outstanding, the holders of such shares vote together, as a separate class, to elect one director to the Company’s board, and for so long as shares of Series A-1 Preferred Stock are outstanding, the holders of Series A-1 Preferred Stock vote together, as a separate class, to elect one director to the Company’s board.

Conversion Rights. Each share of Designated Preferred Stock is convertible at any time at the option of the holder at the then current conversion rate. The conversion rate for the Designated Preferred Stock is currently one share of Common Stock for each share of Designated Preferred Stock, calculated by dividing the liquidation preference of such share by the conversion price then in effect. In addition, all outstanding shares of Designated Preferred Stock, plus accrued but unpaid dividends thereon, shall automatically be converted into shares of Common Stock, at the then effective conversion rate, upon the earlier to occur of (a) the closing of the sale of shares of Common Stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a public offering pursuant to an effective registration statement or offering statement under the Securities Act resulting in at least $5,000,000 of gross proceeds to the Company, (b) the date on which the shares of Common Stock are listed on a national stock exchange, including without limitation the New York Stock Exchange or the Nasdaq Stock Market, or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 67% of the then outstanding shares of Designated Preferred Stock, voting together on an as-converted to Common Stock basis (which vote or consent shall include the holders of at least 67% of the shares of Series A-1 Preferred Stock outstanding voting as a separate class).

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a deemed liquidation event, each holder of Designated Preferred Stock then outstanding shall be entitled to be paid out of the cash and other assets of the Company available for distribution to its stockholders, prior and in preference to all shares of Common Stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares of Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock have a liquidation preference of $3.07, $3.07, $3.26, $3.53 and $4.40, respectively (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) plus any accrued and unpaid dividends. If upon any liquidation or deemed liquidation event the remaining assets available for distribution are insufficient to pay the holders of Designated Preferred Stock the full preferential amount to which they are entitled, the holders of Designated Preferred Stock shall share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and the Company shall not make or agree to make any payments to the holders of Common Stock. A “deemed liquidation event” means, unless otherwise determined by the holders of at least a majority of the Designated Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale of all or substantially all of the Company’s assets to a non-affiliate of the Company, (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions, or (c) the grant of an exclusive license to all or substantially all of the Company’s technology or intellectual property rights except where such exclusive license is made to one or more wholly-owned subsidiaries of the Company.

Dividends. The Designated Preferred Stock will not be entitled to dividends or distributions unless and until the board declares a dividend or distribution in cash or other property to holders of outstanding shares of Common Stock, in which event, the aggregate amount of such each distribution shall be distributed as follows: (a) first, seventy percent (70%) of the distribution amount to the holders of shares of Designated Preferred Stock, on a pro rata basis, until such time as such holders have received an aggregate amount in distributions or other payments in respect of such holder’s shares that is equal to the number of shares owned by such holders multiplied by the liquidation preference stated above, and (b) second, thirty percent (30%) of the distribution amount to the holders of shares of Common Stock, on a pro rata basis. Notwithstanding the foregoing, at such time as the holders of Designated Preferred Stock and Common Stock have received the amounts described above, the holders of the Designated Preferred Stock shall receive Distributions pari passu with the holders of the Common Stock on an as-converted basis, using the then-current conversion rate of such shares of Designated Preferred Stock.

Preemptive Rights. Until the Company’s initial public offering of Common Stock occurs and unless otherwise waived by the prior express written consent of the holders of the majority of the voting power of all then outstanding Designated Preferred Stock, voting together on an as-converted to Common Stock basis, in the event that the Company proposes to issue any Common Stock or shares convertible or exercisable for Common Stock, except for excluded issuances, the Company must first offer those additional equity securities to holders of Designated Preferred Stock for a period of no less than thirty (30) days prior to selling or issuing any such additional equity securities to any person, in accordance with the procedures set forth in the Company’s certificate of incorporation, as amended. For purposes hereof, “excluded securities” means the issuance of shares of Common Stock or securities convertible into shares of Common Stock (a) granted pursuant to or issued upon the exercise of stock options granted under an equity incentive plan to employees, officers, directors, consultants or strategic partners, (b) granted to employees, officers, directors, consultants or strategic partners for services, including in connection with an incentive plan, or other fair value received or committed, (c) in consideration for a transaction approved by the board which does not result in the issuance for cash of more than five percent (5%) of the outstanding shares of Common Stock, (d) in connection with an acquisition transaction approved by the board, (e) to vendors, commercial partners, financial institutions or lessors in connection with commercial credit transactions, equipment financings or similar transaction approved by the board (provided that such securities do not exceed 10% of the consideration in such transaction), (f) pursuant to conversion or exchange rights included in securities previously issued by the Company or (g) in connection with a stock split, stock division, reclassification, stock dividend or other recapitalization.

Redemption. Shares of each series of Designated Preferred Stock are not redeemable without the prior express written consent of the holders of the majority of the voting power of all then outstanding shares of such applicable series of Designated Preferred Stock, voting as a separate class.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Protective Rights. So long as at least twenty-five percent (25%) of the Designated Preferred Stock collectively remains outstanding, in addition to any other vote or consent of stockholders required by law, the vote or consent of the holders of at least a majority of all shares of Designated Preferred Stock then outstanding and entitled to vote thereon, voting together and on an as-converted to Common Stock basis, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, including the consent of the holders of Series A-1 Preferred Stock, shall be necessary for effecting or validating, either directly or indirectly by amendment, merger, consolidation or otherwise:

(a) the authorization, creation and/or issuance of any equity security, other than shares of Common Stock or options to purchase Common Stock issued to investors, employees, managers, officers or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the board;

(b) the amendment, alteration or repeal of any provision of the certificate of incorporation or bylaws or otherwise alter or change any right, preference or privilege of any Designated Preferred Stock in a manner adverse to the holders thereof (c) any increase or decrease in the size of the board;

(d) the purchase, redemption, or acquisition of any shares other than from a selling holder pursuant to the provisions of the certificate of incorporation or any other restriction provisions applicable to any shares in agreements approved by the board or in the operating agreement of any limited liability company utilized for the purpose of facilitating investment in the Company;

(e) the liquidation or dissolution of the Company or the sale, lease, pledge, mortgage, or other disposal of all or substantially all of its assets;

(f) any election to engage in any business that deviates in any material respect from the Company’s business as contemplated under any operating plan approved by the board;

(g) the waiver of any adjustment to the conversion price applicable to the Designated Preferred Stock; or

(h) any declaration or payment of any cash dividend or other cash distribution to any holders of capital stock.

Series A Preferred Stock

As of December 31, 2024 and 2023, there were 846,368 shares of Series A Preferred Stock issued and outstanding. No shares of Series A Preferred Stock were issued during the years ended December 31, 2024 and 2023.

Series A-1 Preferred Stock

As of December 31, 2024 and 2023, there were 651,465 shares of Series A-1 Preferred Stock issued and outstanding. No shares of Series A-1 Preferred Stock were issued during the years ended December 31, 2024 and 2023.

Series A-2 Preferred Stock

As of December 31, 2024 and 2023, there were 442,402 shares of Series A-2 Preferred Stock issued and outstanding. No shares of Series A-2 Preferred Stock were issued during the years ended December 31, 2024 and 2023.

Series B Preferred Stock

As of December 31, 2024 and 2023, there were 1,471,487 shares of Series B Preferred Stock issued and outstanding. No shares of Series B Preferred Stock were issued during the years ended December 31, 2024 and 2023.

Series C Preferred Stock

As of December 31, 2024 and 2023, there were 1,204,040 shares of Series C Preferred Stock issued and outstanding. No shares of Series C Preferred Stock were issued during the years ended December 31, 2024 and 2023.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Series D Preferred Stock

On June 7, 2024, the Company filed a Certificate of Designation to establish the terms of its Series D Preferred Stock. Following is a summary of the terms of the Series D Preferred Stock.

Ranking. With respect to dividend rights and rights on liquidation, winding up and dissolution, shares of Series D Preferred Stock rank pari passu to the Designated Preferred Stock and senior to the Common Stock.

Voting Rights. The Series D Preferred Stock shall not have any voting rights or powers of any type, and the consent of the holders thereof shall not be required for the taking of any corporate action, except as otherwise provided by applicable law. Notwithstanding the foregoing, so long as at least twenty-five percent (25%) of the Series D Preferred Stock remains outstanding, in addition to any other vote or consent of stockholders required by law or the Certificate of Designation, the vote or consent of the holders of at least a majority of all shares of the Series D Preferred Stock then outstanding and entitled to vote thereon, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating, either directly or indirectly by amendment, merger, consolidation or otherwise, (i) any amendment, alteration or repeal of any provision of the Certificate of Designation, the Company’s Certificate of Incorporation or its Bylaws or otherwise alter or change any right, preference or privilege of the Series D Preferred Stock in a manner adverse to the Series D Preferred Stock, or (ii) the liquidation or dissolution of the Company or the sale, lease, pledge, mortgage, or other disposal of all or substantially all of the Company’s assets.

Conversion Rights. Each share of Series D Preferred Stock is convertible at any time at the option of the holder at the then current conversion rate. The conversion rate for the Series D Preferred Stock is currently one share of Common Stock for each share of Series D Preferred Stock, calculated by dividing the liquidation preference of such share by the conversion price then in effect. In addition, all outstanding shares of Series D Preferred Stock, plus accrued but unpaid dividends thereon, shall automatically be converted into shares of Common Stock, at the then effective conversion rate, upon the earlier to occur of (a) the closing of the sale of shares of Common Stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a public offering pursuant to an effective registration statement or offering statement under the Securities Act resulting in at least $5,000,000 of gross proceeds to the Company, (b) the date on which the shares of Common Stock are listed on a national stock exchange, including without limitation the New York Stock Exchange or the Nasdaq Stock Market, or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 67% of the then outstanding shares of Series D Preferred Stock and Designated Preferred Stock, voting together on an as-converted to Common Stock basis (which vote or consent shall include the holders of at least 67% of the shares of Series A-1 Preferred Stock outstanding voting as a separate class).

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a deemed liquidation event, each holder of Series D Preferred Stock then outstanding shall be entitled to be paid out of the cash and other assets of the Company available for distribution to its stockholders, prior and in preference to all shares of Common Stock and pari passu with the Designated Preferred Stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares of Series D Preferred Stock have a liquidation preference of $5.34 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) plus any accrued and unpaid dividends. If upon any liquidation or deemed liquidation event the remaining assets available for distribution are insufficient to pay the holders of Series D Preferred Stock and Designated Preferred Stock the full preferential amount to which they are entitled, the holders of Series D Preferred Stock and Designated Preferred Stock shall share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and the Company shall not make or agree to make any payments to the holders of Common Stock. A “deemed liquidation event” means, unless otherwise determined by the holders of at least a majority of the Series D Preferred Stock and Designated Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale of all or substantially all of the Company’s assets to a non-affiliate of the Company, (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions, or (c) the grant of an exclusive license to all or substantially all of the Company’s technology or intellectual property rights except where such exclusive license is made to one or more wholly-owned subsidiaries of the Company.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Dividends. The Series D Preferred Stock will not be entitled to dividends or distributions unless and until the board declares a dividend or distribution in cash or other property to holders of outstanding shares of Common Stock, in which event, the aggregate amount of such each distribution shall be distributed as follows: (a) first, seventy percent (70%) of the distribution amount to the holders of shares of Series D Preferred Stock and Designated Preferred Stock, on a pro rata basis, until such time as such holders have received an aggregate amount in distributions or other payments in respect of such holder’s shares that is equal to the number of shares owned by such holders multiplied by the liquidation preference stated above, and (b) second, thirty percent (30%) of the distribution amount to the holders of shares of Common Stock, on a pro rata basis. Notwithstanding the foregoing, at such time as the holders of Series D Preferred Stock, Designated Preferred Stock and Common Stock have received the amounts described above, the holders of the Series D Preferred Stock shall receive Distributions pari passu with the holders of Designated Preferred Stock and the Common Stock on an as-converted basis, using the then-current conversion rate of such shares of Series D Preferred Stock and Designated Preferred Stock.

Redemption. Shares of each series of Series D Preferred Stock are not redeemable without the prior express written consent of the holders of the majority of the voting power of all then outstanding shares of such applicable series of Series D Preferred Stock, voting as a separate class.

During the year ended December 31, 2024, the Company issued 62,441 shares of Series D Preferred Stock for gross proceeds of $333,326 and stock receivable of $28,734 resulting in net proceeds of $293,333.

Common Stock

As of December 31, 2024 and 2023, there were 4,823,125 and 4,773,128 shares of Common Stock and outstanding, respectively.

In conjunction with the offering of Series D Preferred Stock in June 2024, the outstanding principal balance of $213,010 and all unpaid accrued interest $26,994 of the converted notes described above was converted into 49,997 shares of Common Stock.

During the year ended December 31, 2023, the Company issued 8,317 shares of Common Stock upon the exercise of warrants for proceeds of $583.

Stock Options

On January 26, 2022, the board of directors adopted the 20/20 GeneSystems, Inc. 2022 Stock Incentive Plan (the “2022 Plan”), which was approved by stockholders on June 15, 2022. Awards that may be granted include incentive stock options as described in section 422(b) of Internal Revenue Code of 1986, as amended, non-qualified stock options (i.e., options that are not incentive stock options) and awards of restricted stock. Up to 3,000,000 shares of Common Stock may be issued under the 2022 Plan.

On November 1, 2024, the Company issued an officer a non-qualified stock option for the purchase of 120,000 shares of Common Stock at an exercise price of $2.55 per share under the 2022 Plan, which vested immediately. Management determines the value of options granted using a recent arm’s length Common Stock transaction and the Black-Scholes option pricing model. The fair value of the stock option was determined using the Black Scholes option pricing model with the following assumptions: dividend yield: 0%; volatility: 84.6%; risk free rate 3.67%; estimated term five years for a total fair market value of $440,496.

On July 1, 2024, the Company issued non-qualified stock options for the purchase of an aggregate of 645,000 shares of Common Stock at an exercise price of $2.55 per share under the 2022 Plan, of which (i) 50,000 options issued to certain employees and officers vested 50% upon the date of grant and the remainder vest over 24 months, (ii) 440,000 options issued to certain employees and officers vest 25% on the first anniversary of the date of grant and monthly thereafter for remaining 36 months, (iii) 5,000 options issued to an employee vested immediately, and (iv) 150,000 options to certain directors vest over a term of one year. Management determines the value of options granted using a recent arm’s length Common Stock transaction and the Black-Scholes option pricing model. The fair value of the stock options was determined using the Black Scholes option pricing model with the following assumptions: dividend yield: 0%; volatility: 79.5% to 84.7%; risk free rate: 4.44% to 5.48%; estimated term of five to six years for a total fair market value of $2,472,200.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

On January 1, 2023, the Company issued non-qualified stock options for the purchase of an aggregate of 1,485,000 shares of Common Stock at an exercise price of $1.74 per share, which represented the fair market value of the Company’s Common Stock on date of grant, under the 2022 Plan, which 1,155,000 options issued to certain employees and officers vest 50% upon the date of grant and the remainder vest over 24 months, 210,000 options issued to certain employees and officers vest 25% on the first anniversary of the date of grant and monthly thereafter for remaining 36 months, and 120,000 options to certain directors that vest over a term of one year. Management determines the value of options granted using the calculated value method and the Black-Scholes option pricing model. The fair value of the stock options issued in 2023 was determined using the Black Scholes option pricing model with the following assumptions: dividend yield: 0%; volatility: 79.7% to 92.7%; risk free rate: 3.99% to 4.73%; estimated term of five and ½ to seven years for a total fair market value of $1,862,400.

On April 1, 2023, the Company issued a non-qualified stock option for the purchase of 50,000 shares at an exercise price of $1.74 per share to an officer under the 2022 Plan which vests 25% on the first anniversary of the date of grant and monthly thereafter for remaining 36 months. Management determines the value of options granted using the calculated value method and the Black-Scholes option pricing model. The fair value of the stock options issued in 2023 was determined using the Black Scholes option pricing model with the following assumptions: dividend yield: 0%; volatility: 82.8%; risk free rate 3.6%; estimated term seven years for a total fair market value of $66,000.

With the assistance of third parties, the Company determined the fair market value of its Common Stock underlying the stock options comparing a market approach through analysis of comparable public companies and a venture funding approach taking into account the senior terms of the Company’s Preferred Stock as compared to the Common Stock to arrive at a fair market value per share estimate for a common share attributable to the 2023 stock options issuances. Once calculated, the Company applied a discount of 27% to account for the lack of marketability.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s employee stock options.

The expected term of employee stock options is calculated using the simplified method because it has insufficient history upon which to base an assumption about the terms, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies’ common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

During the years ended December 31, 2024 and 2023, the Company recorded stock-based compensation of $1,751,098 and $1,303,952, respectively, which is an expense of $81,068 and $82,941 in cost of revenues, $1,245,963 and $892,332 in the sales, general and administrative expenses, $424,067 and $328,679 in research and development, respectively. As of December 31, 2024, there was approximately $1,656,533 of total unrecognized share-based compensation related to unvested stock options, which the Company expects to recognize over approximately three years.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

A summary of the incentive stock option activity is as follows:

	Total Options	Weighted Average Exercise Price Per Share	Total Weighted Average Remaining Contractual Life
Options outstanding, December 31, 2022	21,362	$4.50	0.83
Granted	-	-	-
Exercised	-	-	-
Expired	(21,362)	4.50	-
Options outstanding, December 31, 2023	-	$-	-
Granted	-	-	-
Exercised	-	-	-
Expired	-	-	-
Options outstanding, December 31, 2024	-	$-	-

Options exercisable, December 31, 2024	-	$-	-

There is no remaining unvested expense related to these stock options.

A summary of the Company’s non-qualified stock option activity is as follows:

	Total Options	Weighted Average Exercise Price Per Share	Total Weighted Average Remaining Contractual Life
Options outstanding, December 31, 2022	927,415	$1.08	7.72
Granted	1,535,000	1.74	10.0
Exercised	-	-	-
Forfeited	(68,000)	1.66	-
Expired	-	-	-
Options outstanding, December 31, 2023	2,394,415	$1.48	8.14
Granted	765,000	2.55	-
Exercised	-	-	-
Forfeited	(179,555)	1.50	-
Expired	-	-	-
Options outstanding, December 31, 2024	2,979,860	$1.72	7.78

Options exercisable, December 31, 2024	2,374,860	$1.55	7.42

The Company recognizes compensation expense for stock option awards on a straight-line basis over the applicable service period of the award. The service period is generally the vesting period. The following assumptions were used to calculate share-based compensation expense for years ended December 31, 2024 and 2023:

	2024	2023
Exercise price	2.55	$1.73
Share price	4.81	$1.74
Volatility	79.5% - 80.1	79.7% - 92.7%
Risk-free interest rate	3.6% - 5.48	3.6% - 4.73%
Dividend yield	0.0	0.0%
Expected term	5.0 to 6.1 years	5.5 to 7.0 years

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Warrants

A summary of the Company’s warrant activity is as follows:

	Warrants	Weighted Average Exercise Price Per Share	Total Weighted Average Remaining Contractual Life
Warrants outstanding, December 31, 2022	72,493	$1.02	2.63
Granted	-	-	-
Exercised	(8,317)	0.01	-
Forfeited/Expired	(17,083)	0.01	-
Warrants outstanding, December 31, 2023	47,093	$1.56	2.70
Granted	-	-	-
Exercised	-	-	-
Forfeited/Expired	(31,997)	0.01	-
Warrants outstanding, December 31, 2024	15,096	$4.84	6.02

Warrants exercisable, December 31, 2024	15,096	$4.84	6.02

NOTE 10 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2024, four board members invested a total amount of $50,000 in the Series D Preferred Stock offering.

The Company utilizes the services of the brother of the Chief Executive Officer, who is trained as a computer engineer and has over seven years’ experience with clinical lab operations, to oversee the Company’s laboratory information systems and patient/physician portals. During the years ended December 31, 2024 and 2023, the Company paid $62,070 and $101,978, respectively, to this related party.

The Chief Executive Officer founded an organization in January 2021 to create an alliance of clinical labs, entrepreneurs, scientists, healthcare providers, and concerned citizens who oppose Congressional legislation to require FDA pre-approval for new laboratory tests, known as the VALID Act. The Company contributed $40,650 and $31,050 in 2024 and 2023 to this organization, respectively.

NOTE 11 – INCOME TAXES

The following table presents the current and deferred income tax provision for federal and state income taxes for the years ended December 31, 2024 and 2023:

	2024	2023
Current provision for income taxes	$-	$-
Deferred income tax benefit	-	-
Total provision for income taxes	$-	$-

The provision for federal income taxes differs from that computed by applying federal and state statutory rates to the loss before federal income tax provision, as indicated in the following analysis:

	2024	2023
Expected federal tax (expense) benefit	$1,076,600	$1,342,200
Expected state tax (expense) benefit	423,000	527,300
Nondeductible expenses and other	(540,500)	(416,700)
(Increase) decrease in valuation allowance	(959,100)	(1,452,800)
Total provision for income taxes	$-	$-

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

The major components of the deferred taxes are as follows at December 31, 2024 and 2023:

	2024	2023
Account receivable, net	$8,600	$7,400
Accumulated depreciation	(1,500)	(1,500)
Intangible assets, net	(69,300)	(69,300)
Accrued expenses	114,900	62,100
Net operating loss	6,982,200	6,077,100
Deferred tax asset valuation allowance	(7,034,900)	(6,075,800)
	$-	$-

The Company files income tax returns for U.S. federal income tax purposes and in Maryland, Virginia, and Pennsylvania. Based on federal tax returns filed or to be filed through December 31, 2024, the Company had available approximately $23.9 million in U.S. tax net operating loss carryforwards which assesses the utilization of a Company’s net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards expire in 20 years for federal income tax reporting purposes. For Federal income tax purposes, the net operating losses begin to expire in 2020, however, carryforward losses for years beginning in 2018 have no expiration. State net operating loss carryforwards through December 31, 2024 are approximately $23.9 million and have begun to expire in 2020. There is a full valuation allowance as of December 31, 2024 and 2023 which may be reversed in future periods at a point when the Company can make the determination that the recoverability will be probable. The valuation allowance for deferred tax assets increased and decreased by approximately $959,100 and $1,452,800 during the years ended December 31, 2024 and 2023, respectively.

The United States Federal and applicable state returns from 2018 forward are still subject to tax examination by the United States Internal Revenue Service; however, the Company does not currently have any ongoing tax examinations.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through April 30, 2025, the issuance date of these financial statements.

Participation Agreement

On January 6, 2025, the Company entered into a participation agreement and an amended and restated statement of work No. 2. with Ahold Delhaize USA Services LLC, an affiliate of Giant of Maryland, LLC (“Giant Food”), the largest supermarket chain in the Washington, D.C. region. The participation agreement provides that the Company shall provide certain services as set forth in one or more statements of work. Pursuant to the amended and restated statement of work No. 2, the Company agreed to provide OneTest Standard and OneTest Premium testing to Giant Food customers at certain participating locations. The Company agreed to pay Giant Food $35 per individual participant. The participation agreement is for a term of three (3) months and will be reassessed for renewal for additional three (3) month terms on each anniversary of the effective date. Either party may terminate the participation agreement upon thirty (30) days’ written notice.

Private Placement of Convertible Notes

In January 2025, the Company commenced a private placement of convertible promissory notes. To date, the Company has issued notes in the aggregate principal amount of $70,000 for gross proceeds of $70,000. The notes bear interest at a rate of five percent (5%) per annum and are due and payable within thirty (30) days of written demand from the holder; provided that such written demand may not occur prior to the date that is thirty-six (36) months from the date of issuance. The notes are unsecured and contain customary events of default. The notes are convertible into Common Stock as follows:

●	If the Common Stock is listed on a national stock exchange, including, without limitation, through a firm underwritten initial public offering, all of the principal and accrued interest then outstanding under the notes shall be automatically converted, without any action by the holder, into shares of Common Stock at a conversion price equal to eighty percent (80%) of the price per share sold to the public by the underwriters at the closing of the initial public offering; provided, however, that in no event shall the number of shares be less than the number of shares issuable pursuant to a conversion upon a Qualified Financing (as defined below).

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

●	If the Company consummates a financing transaction whereby any equity or equity-linked securities are sold to investors in exchange for cash for gross proceeds of at least ten million dollars ($10,000,000) (a “Qualified Financing”), then effective upon the closing of the Qualified Financing, all of the principal and accrued interest then outstanding under the notes shall be automatically converted, without any action by the holder, into a number of shares or units, as applicable, that were sold in such Qualified Financing at a conversion price equal to eighty percent (80%) of the price per share or unit, as applicable, sold in such Qualified Financing; provided, however, that the conversion price per share or unit, as applicable, shall not exceed the quotient obtained by dividing $70,000,000 by the total number shares of Common Stock outstanding on a fully diluted basis (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities issuable upon the conversion of the notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)).

●	If the Company consummates an equity financing pursuant to which it sells shares of equity or equity-linked securities in a transaction that does not constitute a Qualified Financing, then the holders of at least a majority in principal amount of the notes then outstanding shall have the option to treat such equity financing as a Qualified Financing.

License Agreement

On February 14, 2025, the Company entered into a license agreement with Connecting Health Innovations (“CHI”), pursuant to which the Company was granted an exclusive license in North America for the data, algorithms, programs, software and intellectual property rights developed by Dr. Hébert or others employed by or under contract with CHI for which CHI has intellectual property rights that calculates or displays, for individuals who inflammatory biomarker levels have been measured, (i) a numerical score associated with chronic inflammation that is calculated based on the biomarker levels, and (ii) specific dietary changes that can be made to lower inflammatory biomarker levels and associated risk for multiple chronic diseases. The license is limited to use in connection with clinical laboratory tests for the levels of biomarkers of inflammation and does not include stand-alone portals, websites, apps, or software that are not integrated or marketed with a clinical laboratory test. In exchange for the license, the Company agreed to pay CHI (i) a license fee of $30,000 payable within ten (10) business days of incorporation of the licensed subject matter into the Company’s laboratory information statement and (ii) royalties in the amount of ten percent (10%) of net sales of OneTest for Longevity. The term of the license is for three (3) years and may be terminated by the Company upon thirty (30) days’ notice; provided that either party may terminate the license immediately in the event of a material beach if such breach is not cured within thirty (30) days of written notice thereof.

Merger Agreement

On April 11, 2025, the Company entered into an agreement and plan of merger with Longevity Health Holdings, Inc., a Delaware corporation (“Longevity”), and Longevity Health Biomarkers, Inc., a Delaware corporation and a wholly owned subsidiary of Longevity (“Merger Sub”), and Jonathan Cohen, as the stockholder representative (the “Stockholder Representative”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the agreement and plan of merger, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as a wholly owned subsidiary of Longevity and the surviving company of the Merger.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Subject to the terms and conditions of the agreement and plan of merger, at the effective time of the Merger, each then-outstanding share of the Company’s Common Stock and each then-outstanding share of each series of the Company’s Preferred Stock will be converted into, and become exchangeable for, the right to receive (a) a number of shares of Longevity’s common stock, par value $0.0001 per share (the “Longevity Common Stock”), based on a ratio calculated in accordance with the agreement and plan of merger and (b) the contingent right value right to be issued by Longevity, representing the contractual right to receive a pro rata portion of up to 12,082,313 additional shares of Longevity Common Stock upon the achievement of the earnout milestones to be agreed upon by the parties on or before May 26, 2025, in accordance with the agreement and plan of merger and a contingent value rights agreement to be entered into at the closing of the transactions completed by the agreement and plan of merger among Longevity, an exchange agent to be mutually agreed upon by the Company, Longevity, and the Stockholder Representative.

The closing is subject to the satisfaction or, to the extent permitted by law, the waiver of certain conditions including, among other things, (i) the Registration Statement (as defined below) having become effective in accordance with the provisions of the Securities Act and not being subject to any stop order or proceeding seeking a stop order or having been withdrawn, (ii) no law or order preventing the Merger and the other transactions contemplated by the agreement and plan of merger, (iii) the required approvals by each respective party’s stockholders, (iv) the executed Lock-Up Agreements (as defined in the agreement and plan of merger) having been delivered to the Company and Longevity, respectively, (v) the shares of Longevity Common Stock to be issued in the Merger being approved for listing (subject to official notice of issuance) on the Nasdaq Stock Market, (vi) the completion of the Concurrent Financing (as defined below), (vii) each party’s satisfaction of the Due Diligence Contingency (as defined in the agreement and plan of merger) and (viii) the parties’ mutual agreement on the post-closing management and board composition and compensation.

Pursuant to the agreement and plan of merger, prior to or concurrently with the closing, Longevity will consummate a financing through the sale of its securities (the “Concurrent Financing”) to raise minimum gross proceeds of $4,000,000 (including only up to $2,000,000 of debt) on such terms as mutually agreed to by the Company and Longevity. The proceeds from the Concurrent Financing shall be used, among other things, for working capital and general corporate purposes.

The agreement and plan of merger contains customary representations, warranties and covenants made by the Company and Longevity, including covenants relating to obtaining the requisite approvals of the stockholders of the Company and Longevity, indemnification of directors and officers, and the Company’s and Longevity’s conduct of their respective businesses between the date of signing the agreement and plan of merger and the date of the closing.

In connection with the Merger, Longevity will prepare and file with the Securities and Exchange Commission a combined registration statement on Form S-4 registering the Longevity Common Stock to be issued to the Company’s stockholders in the Merger (the “Registration Statement”), and a proxy statement with respect to the meeting of Longevity’s stockholders.

20/20 BIOLABS, INC.

(FORMERLY 20/20 GENESYSTEMS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

The agreement and plan of merger contains certain termination rights, including, among others, (i) the mutual written consent of the parties, (ii) the right of either party to terminate the agreement and plan of merger if the Merger shall not have been consummated by September 30, 2025 (the “End Date”), (iii) the right of either party to terminate the agreement and plan of merger if a court of competent jurisdiction or other governmental body issues a final and non-appealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger and the other transactions contemplated by the agreement and plan of merger, (iv) the right of Longevity to terminate the agreement and plan of merger if approval of the Company’s stockholder is not obtained within two business days of the Registration Statement becoming effective, (v) the right of either party to terminate the agreement and plan of merger if Longevity’s stockholders fail to approve the issuance of Longevity Common Stock to the Company’s stockholders, (vi) the right of Longevity to terminate the agreement and plan of merger, at any time prior to obtaining stockholder approval, upon the occurrence of a Company Triggering Event (as defined in the agreement and plan of merger) (vii) the right of the Company to terminate the agreement and plan of merger, at any time prior to obtaining stockholder approval, upon the occurrence of a Parent Triggering Event (as defined in the agreement and plan of merger), (viii) the right of either party to terminate the agreement and plan of merger due to a breach by the other party of any of its representations, warranties or covenants which would result in the closing conditions not being satisfied, subject to certain conditions, (ix) the right of the Company to terminate the agreement and plan of merger if Longevity fails to satisfy any of the Company Special Conditions (as defined in the agreement and plan of merger) on or before May 26, 2025, and (x) the right of either party to terminate the agreement and plan of merger if on or before May 26, 2025, such party determines that the Due Diligence Contingency will not be satisfied. The agreement and plan of merger further provides that, upon termination of the agreement and plan of merger under certain circumstances, Longevity may be obligated to pay the Company a termination fee of $2 million, including (i) upon termination by the Company if either (a) the Merger has not been consummated by the End Date or (b) Longevity’s stockholders fail to approve the issuance of Longevity Common Stock to the Company’s stockholders (but, in each such case, only if the Company would have had the right to terminate for a Parent Triggering Event), (ii) upon termination by the Company for a Parent Triggering Event, and (iii) upon termination by Longevity if it determines that the Due Diligence Contingency will not be satisfied on or before May 26, 2025 in the absence of a Company Material Adverse Event (as defined in the agreement and plan of merger).

Additional Closing of Series D Preferred Stock Offering

During period January 1 through March 7, 2025, the Company issued 39,124 shares of Series D Preferred Stock for gross proceeds of $208,835 including $28,734 of subscription receivable at December 31, 2024.

Shares

Common Stock

20/20 Biolabs, Inc.

______________________

PROSPECTUS

______________________

, 2025

Until                , 2025, 25 days after the date of this prospectus, all dealers that buy, sell or trade our securities may be required to deliver a prospectus.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, other than the SEC registration fee and Nasdaq listing fee, are estimates. We will pay all these expenses.

Amount
SEC registration fee	$	*
Nasdaq listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent fees and expenses		*
Printing and related fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our certificate of incorporation and bylaws provide for indemnification of directors and officers to the fullest extent permitted by law, including payment of expenses in advance of resolution of any such matter.

We intend to enter into separate indemnification agreements with our directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and bylaws.

We are in the process of obtaining standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which we may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

During the past three years, we issued the following securities which were not registered under the Securities Act.

On January 1, 2023, we issued options for the purchase of an aggregate of 1,485,000 shares of common stock at an exercise price of $1.74 per share to certain employees, consultants and directors.

On January 26, 2023, we issued 500 shares of common stock upon the exercise of a warrant for proceeds of $5.

On April 1, 2023, we issued an option for the purchase of 50,000 shares of common stock at an exercise price of $1.74 per share to our Acting Chief Financial Officer.

On January 26, 2023, we issued 500 shares of common stock upon the exercise of a warrant for proceeds of $5.

On July 20, 2023, we issued 7,817 shares of common stock upon the exercise of a warrant for proceeds of $78.

On May 6, 2024, we launched an equity crowdfunding offering under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder, pursuant to which we offered up to 936,330 shares of series D preferred stock at an offering price of $5.34 per share for total gross proceeds of up to $5,000,000 on a “best efforts” basis. On June 5, 2024, we issued 21,080 shares of series D preferred stock for gross proceeds of $112,519 and net proceeds of $103,630, on July 24, 2024, we issued 6,379 shares of series D preferred stock for gross proceeds of $34,050 and net proceeds of $31,360, on September 4, 2024, we issued 6,297 shares of series D preferred stock for gross proceeds of $33,625 and net proceeds of $30,969, on September 18, 2024, we issued 6,303 shares of series D preferred stock for gross proceeds of $33,666 and net proceeds of $31,006, on October 30, 2024, we issued 5,952 shares of series D preferred stock for gross proceeds of $31,780 and net proceeds of $29,269, on December 10, 2024, we issued 16,430 shares of series D preferred stock for gross proceeds of $87,686 and net proceeds of $80,759, on January 27, 2025, we issued 11,276 shares of series D preferred stock for gross proceeds of $60,202 and net proceeds of $55,446, on February 26, 2025, we issued 27,461 shares of series D preferred stock for gross proceeds of $146,563 and net proceeds of $134,985, and on March 7, 2025, we issued 387 shares of series D preferred stock for gross proceeds of $2,070 and net proceeds of $1,906. In total, we issued 101,565 shares of series D preferred stock for gross proceeds of $542,161 and net proceeds of $499,330. This offering terminated following the final issuance.

On June 5, 2024, we issued an aggregate of 49,999 shares of common stock upon conversion of the convertible promissory notes issued in 2022 pursuant to the equity crowdfunding offering described above.

On July 1, 2024, we issued options for the purchase of an aggregate of 645,000 shares of common stock at an exercise price of $2.55 per share to certain employees, consultants and directors.

On November 1, 2024, we issued an option for the purchase of 120,000 shares of common stock at an exercise price of $2.55 per share to our Chief Operating Officer.

In January 2025, we issued convertible promissory notes in the aggregate principal amount of $70,000. The notes bear interest at a rate of five percent (5%) per annum and are due and payable within thirty (30) days of written demand from the holder; provided that such written demand may not occur prior to the date that is thirty-six (36) months from the date of issuance. The notes are unsecured and contain customary events of default. The notes are convertible into our common stock in certain circumstances. See “Description of Capital Stock—Convertible Promissory Notes” for a summary of the conversion terms.

On July 9, 2025, we issued 94,124 shares of common stock to Maxim.

In May 2025, we launched an equity crowdfunding offering under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder, pursuant to which we offered convertible promissory notes. The initial closing of this offering was completed in July 2025 and the offering terminated on August 14, 2025. We issued notes in the aggregate principal amount of $493,000. The notes bear interest at a rate of fifteen percent (15%) per annum and are due and payable within ninety (90) days of written demand from the holder; provided that such written demand may not occur prior to the date that is twenty-four (24) months from the date of issuance. The notes are unsecured and contain customary events of default. The notes are convertible into our common stock in certain circumstances. See “Description of Capital Stock—Convertible Promissory Notes” for a summary of the conversion terms.

We believe that each of the issuances above (except for the offering under Regulation Crowdfunding) was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in these issuances.

Item 16. Exhibits.

(a) Exhibits.

Exhibit No.	Description
3.1	Second Amended and Restated Certificate of Incorporation of 20/20 Biolabs, Inc. (incorporated by reference to Exhibit 2.1 to the Semiannual Report on Form 1-SA filed on November 15, 2018)
3.2	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of 20/20 Biolabs, Inc. (incorporated by reference to Exhibit 2.2 to the Semiannual Report on Form 1-SA filed on September 8, 2023)
3.3	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of 20/20 Biolabs, Inc. (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 1-K filed on April 30, 2025)
3.4	Amended and Restated Bylaws of 20/20 Biolabs, Inc. (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 1-K filed on July 6, 2020)
4.1	Warrant to Purchase Common Stock issued by 20/20 Biolabs, Inc. to David B. Frieman on April 19, 2022 (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 1-K filed on April 30, 2025)
4.2	Warrant to Purchase Common Stock issued by 20/20 Biolabs, Inc. to StartEngine Primary, LLC on December 31, 2021 (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 1-K filed on April 30, 2025)
4.3	Warrant to Purchase Common Stock issued by 20/20 Biolabs, Inc. to StartEngine Primary, LLC on December 31, 2020 (incorporated by reference to Exhibit 3.3 to the Annual Report on Form 1-K filed on April 30, 2025)
5.1*	Opinion of Bevilacqua PLLC
10.1*	Form of Convertible Promissory Note issued in July 2025
10.2	Form of Convertible Promissory Note issued in January 2025 (incorporated by reference to Exhibit 6.2 to the Annual Report on Form 1-K filed on April 30, 2025)
10.3	License Agreement, dated February 14, 2025, between 20/20 Biolabs, Inc. and Connecting Health Innovations (incorporated by reference to Exhibit 6.3 to the Annual Report on Form 1-K filed on April 30, 2025)
10.4	Participation Agreement, dated January 6, 2025, between 20/20 Biolabs, Inc. and Ahold Delhaize USA Services LLC (incorporated by reference to Exhibit 6.4 to the Annual Report on Form 1-K filed on April 30, 2025)
10.5	Amended and Restated Statement of Work No. 2, dated January 6, 2025, between 20/20 Biolabs, Inc. and Ahold Delhaize USA Services LLC (incorporated by reference to Exhibit 6.5 to the Annual Report on Form 1-K filed on April 30, 2025)
10.6	Technology License and Access Agreement, dated August 10, 2022, between BioInfra Life Science, Inc. and 20/20 Biolabs, Inc. (incorporated by reference to Exhibit 6.4 to the Annual Report on Form 1-K filed on April 29, 2024)
10.7	Lab Services and Marketing Agreement, dated August 5, 2021, between Minomic International and 20/20 Biolabs, Inc. (incorporated by reference to Exhibit 6.5 to the Annual Report on Form 1-K filed on April 29, 2024)
10.8*	Exclusive License, Technology Transfer & Commercialization Agreement, dated November 21, 2018, between Chang Gung Memorial Hospital, Linkou of Taiwan, and 20/20 Biolabs, Inc.
10.9	Lease Agreement, dated March 18, 2021, between Shady Grove Development Park IX L.L.L.P. and 20/20 Biolabs, Inc. (incorporated by reference to Exhibit 6.11 to the Annual Report on Form 1-K filed on April 30, 2021)
10.10†	Employment Agreement, dated May 5, 2019, between 20/20 Biolabs, Inc. and Jonathan Cohen (incorporated by reference to Exhibit 6.8 to the Offering Statement on Form 1-A filed on August 12, 2019)
10.11*	Form of Independent Director Agreement between 20/20 Biolabs, Inc. and each independent director
10.12*	Form of Indemnification Agreement between 20/20 Biolabs, Inc. and each independent director
10.13†	20/20 Biolabs, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 6.3 to the Annual Report on Form 1-K filed on May 26, 2022)
10.14†	Form of Stock Option Agreement (incorporated by reference to Exhibit 6.4 to the Annual Report on Form 1-K filed on May 26, 2022)
10.15†	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 6.5 to the Annual Report on Form 1-K filed on May 26, 2022)
23.1*	Consent of dbbmckennon
23.2*	Consent of Bevilacqua PLLC (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page of this registration statement)
107*	Exhibit Filing Fees

*	To be filed by amendment
†	Executive compensation plan or arrangement

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the notes thereto.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that Paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser: If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gaithersburg, State of Maryland, on            , 2025.

20/20 BIOLABS, INC.

By:
Jonathan Cohen Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jonathan Cohen and John G. Compton, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

	Chief Executive Officer and Director (principal executive officer)	, 2025
Jonathan Cohen

	[Chief Financial Officer] (principal financial and accounting officer)	, 2025

	Chairman of the Board	, 2025
John G. Compton

	Director	, 2025
Richard M. Cohen

	Director	, 2025
Wei Lu

	Director	, 2025
Prasanth Reddy

	Director	, 2025
John W. Rollins

	Director	, 2025
Michael A. Ross